

2010 ANNUAL REPORT

FIRST MAJESTIC
SILVER CORP.

Ag

NYSE

FIRST MAJESTIC

SILVER CORP.



PHOTO CREDIT: www.mexicanartdealing.com



THE WORLD'S PUREST SILVER COMPANY

Why First Majestic? - Key Attributes

CASH FLOW PER SHARE
2010: $0.62
2009: $0.08
↑ 676%

EARNINGS PER SHARE
2010: $0.39
2009: $0.08
↑ 410%

NET INCOME
2010: $36.1 M
2009: $6.3 M
↑ 472%

SILVER EQUIVALENT OUNCES PRODUCTION
2010: 7,024,056
2009: 4,337,103
↑ 62%

SHARE PRICE (FR.T)
2010: CA$14.40
2009: CA$4.07
↑ 254%

SILVER PRICE (LONDON FIX)
2010: US$30.63
2009: US$16.99
↑ 80.3%

Table of Contents

07 Highlights
08 Letter to Shareholders
11 5 Year Growth Chart
12 Social Responsibility
15 Bullion & Bars
16 Silver Uses
18 La Encantada Silver Mine
22 La Parrilla Silver Mine

26 San Martin Silver Mine
28 Del Toro Silver Mine
29 Real de Catorce Silver Project
30 A Look at First Majestic
32 First Majestic NI 43-101 Reports
34 Financial Statements
61 Management's Discussion & Analysis
87 Corporate Information



THERE IS NO SUBSTITUTE FOR SILVER

FIRST MAJESTIC IS THE WORLD'S PUREST SILVER MINING COMPANY. FOCUSED ON ACTIVELY GROWING ADVANCED-STAGE MINING PROJECTS IN MEXICO, WE ARE ON TARGET TO BECOMING ONE OF NORTH AMERICA'S PRIMARY LEADING SILVER PRODUCERS, AS WE CONTINUE TO BUILD SUSTAINABLE OPERATIONS THAT REFLECT OUR COMMITMENT TO SOCIALLY AND ENVIRONMENTALLY RESPONSIBLE PRACTICES.

FIRST MAJESTIC EXPERIENCED A WATERSHED YEAR IN 2010. REVENUES ROSE TO RECORD LEVELS DUE TO SUBSTANTIAL PLANT EXPANSIONS THAT DRAMATICALLY INCREASED PRODUCTION, JUST AS SILVER PRICES CLIMB TO HIGHS NOT SEEN FOR 30 YEARS DUE TO GROWING WORLDWIDE DEMAND.



Company Highlights From 2010

Gross annual revenue climbed 85% to $132.2 million Production soared 62% to 7,024,056 ounces of silver equivalent Achieved status as the world's purest un-hedged silver producer, with silver accounting for 93% of total revenues Launched trading on the NYSE under the trading symbol "AG," The newly constructed 3,750 tonne per day cyanidation plant at La Encantada reached commercial production Broke ground on an expansion program at La Parrilla set to double current output to 3 million ounces of silver equivalent in 2012 Recognized for the third consecutive year with the Socially Responsible Business Distinction Award by the Centro Mexicano para la Filantropia (CEMEFI) Significantly reduced Total Cash Costs by transitioning to primarily doré production versus concentrate production.



2010 BY ALL MEASUREMENTS WAS A BREAKOUT YEAR FOR FIRST MAJESTIC. The combined effects of a 72% increase in silver production and a 80% increase in average silver prices resulted in our stock becoming the third best performing stock within the TSX/S&P Composite Index in 2010.

Obviously this has been a very exciting and rewarding year for all our shareholders, but the big question now is, what's next?

As a result of several years of preparation through exploration and development, we were pleased once again to continue the expansion of our La Parrilla Silver Mine. This operation has undergone four expansions since 2004. This US$35 million expansion currently underway, our largest expansion ever, will result in 2012 production doubling from 2010 levels.

Furthermore, our largest corporate milestone to date became a reality when the new 3,750 tpd cyanidation plant at the La Encantada Silver Mine was deemed commercial on April 1, 2010. It should be noted that 2011 will result in a full 12 months of commercial production compared with only nine months in 2010.

Now that our team has proven we can build big projects, our eyes are set on bringing our Del Toro Silver Mine into production to make it our fourth silver mine in Mexico.

After extensive exploration, development and planning, ground-breaking for the construction of a new mill is expected to commence prior to the middle of 2011. If all goes well, we anticipate that some silver from Del Toro will be contributed to our 2012 production total. Due to the size of this operation, we don't expect full production until 2014; however, at that time, Del Toro will likely become our largest producing mine.

Going back to 2010, our main focus was to achieve full production at La Encantada. We originally expected maximum capacity to be reached at 3,500 tpd, but after several weeks of running at much higher levels, the mill was upgraded to 3,750 tpd in the fourth quarter.

Our combined achievements resulted in an impressive $0.62 per share in cash flow representing a 676% increase from 2009 and gross revenues of $132 million showing an 85% increase from 2009.

Even with these impressive achievements, management is committed to remaining focused on increasing efficiencies, controlling costs and maintaining close relationships with all the communities within which we work. Our commitment to our communities was once again recognized by receiving for the third consecutive year, the 'Socially Responsible Business Distinction' award for 2010. We take our responsibility as a foreign mining company working in Mexico very seriously and this recognition and others are very important to us.

Our growth and our achievements to date are a direct result of the quality of people who work for First Majestic. Our aggressive approach of acquiring and developing mines, combined with our people and the support of Mexico as a place to do business, has culminated in what First Majestic is today.

I think it's fair to say that First Majestic is not only the fastest, or at least "one of the fastest"

growing silver producing mining companies in the world, it is also the purest primary silver mining company in the world, as far as we know, with 93% of our revenues coming from the sale of silver.

As we become more reliant on technology as a human race, we become more reliant on silver.

We also can't forget about the exciting new demands evolving for silver. I have long been predicting $35 silver and much higher prices based solely on silver's commercial uses. We are now experiencing silver becoming recognized as an important and irreplaceable material in our day-to-day lives. One thing I always say: As we become more reliant on technology as a human race, we become more reliant on silver.

Combining this with our future growth, improved silver prices and our recent listing on the New York Stock Exchange under the symbol 'AG,' we are very excited and positive about our Company's future direction as we continue to build our business.

Our focus remains stronger than ever.



Keith Neumeyer
President & CEO



WE EXCEL IN OUR COMMITMENT TO BEST PRACTICES IN OUR SAFETY, SOCIAL RESPONSIBILITY AND ENVIRONMENTAL STEWARDSHIP IN MAINTAINING OUR RELATIONSHIPS TO THE BEST OF OUR ABILITY.

AS WE CONTINUED TO BUILD the La Encantada plant, we stayed focused, on track and built a very solid base for our silver mining operations. After our successful inauguration in November of 2009, we have demonstrated in 2010 that we have surpassed, if not exceeded shareholder expectations to bring us to where we are at today.

As we look back at 2010, the Company has made remarkable recoveries to challenges we were faced with. Hurricane Alex attempted to challenge our operations at La Encantada, but through sheer determination and persistence, the support from management and the board of directors enabled our team to reach new heights and has allowed us to maintain and excel in our strengths of being a strong team together.

In the year ahead, we will continue to improve our efficiencies at all our mines. Our key focus is to increase production at the La Parrilla operation, and advance construction plans and development of our new mine, the Del Toro Silver Mine. We also intend to improve metallurgical recoveries and continue to focus on cost reductions.

Exploration is also once again a priority as we have launched an extensive $10 million drilling program to explore new areas and previously defined areas in order to increase our current reserve and resource base at all our assets.

As we move forward, we strive at continuing to grow the business to achieve new milestones that lie ahead. First Majestic is committed to continue con-

ducting our business responsibly with continued care and consideration for the people within our mining communities. We excel in our commitment to best practices in our safety, social responsibility and environmental stewardship in maintaining our relationships to the best of our ability. We factor in the economic and social dimensions within the communities when operating our mines. Our community involvement is important to us in making a positive difference for al. Our intentions in our contribution is always for the betterment of all.

The growth of our Company has been nothing but amazing and exciting. But I have to say that one of the most important things to me is witnessing the growth of our team. Each of our team members have become better people as a result of all the hard work and experiences we've had together building this Company. I look at everyone feeling very proud of our accomplishments.

I would like to take this opportunity to thank our operations team, our senior staff and management, our employees, our shareholders and our board of directors for everyone's hard work, commitment, perseverance and trust.

I look forward to 2011 with the same determination and focus that all those witnessing First Majestic have learned to expect.

Ramon Davila
COO









First Majestic
5 Year Growth



FIRST MAJESTIC
SILVER PRICE
DOW JONES

350%
300%
250%
200%
150%
100%
50%
0%
-50%

'05   '06   '07   '08   '09   '10

GROWING WITH OUR COMMUNITIES. AT FIRST MAJESTIC, OUR PEOPLE AND THE COMMUNITIES IN WHICH WE WORK ARE OUR MOST VALUABLE ASSETS.

WE HOLD OURSELVES TO THE HIGHEST POSSIBLE STANDARD IN CORPORATE CITIZENSHIP

From the beginning, social responsibility has been at the foundation of our Company's core values and we are committed to growing in a sustainable manner that supports the well-being of our communities.

Our ongoing goal is to make meaningful contributions to every community in which we are active and to build long term relationships within these communities. We engage the local workforce, provide new opportunities and continually look for ways to better the lives of our employees and their families.

COMMUNITY OF LA ENCANTADA

The Company assisted in the rebuilding of roadways due to the damage from Hurricane Alex that passed through the area in July. We supplied motor graders and trucks to assist in facilitating repairs to the roads in Ejido Las Eutimias. We also coordinated with organizations to assist in the reconstruction of access roads to 'Los Pintos' and 'Los Comandantes,' which were also destroyed due to the heavy rainfall.

The Benito Juarez Elementary School and local pre-school were also supported as we helped to rebuild walls, fix fences and paint both schools. We are also active sponsors of the local soccer, basketball, squash and baseball teams in the community.



PHOTO: *Welcome ceremony for kids studying at the La Encantada School Escuela Primaria Benito Juarez*

Local residents in La Encantada are also welcome to make use of the free medical assistance we provide as we regularly organize health campaigns to help prevent illness.

COMMUNITY OF LA PARRILLA

This town has evolved into a bustling community today with the increased employment and opportunities the Company has offered since we acquired this mine in 2004.

We supply potable water to the residential areas of the community with nine pipes that can carry a total of 90,000 litres per week for household use. We also purify the water being supplied to schools in order for students to drink.

We continue to support the local clothing manufacturer which we assisted in setting up in 2007 which makes all the work coveralls for our workers. We also provide fitness programs for the women within the community such as a 'Zumba' program - which is a fun way for them to get their exercise.

This year we also donated computers and accessories to the local elementary school, 'Lauro Aguirre,' and high school, ' Prof. Lucio Cabanas,' as well as providing access to the internet.

COMMUNITY OF SAN MARTIN

At San Martin we provide scholarships for degrees in earth science to families with workers in our mine. We also support housing for the elderly and improve and maintain the facilities for their special housing care needs.

We've implemented soccer tournaments through a program we put in place and continue to support the activities of the children in the community.

Beyond the economic benefits of our mining operations, we assist our local populations in many other key areas. We strive to maintain the health of our communities by providing healthcare services and supporting local doctors, paramedics and ambulance services.



PHOTO: *The Dr. Simi Foundation kids baseball tournament in the community called Murguia, Mancinas, Nombre de Dios and La Parrilla*

IN SUMMARY

For our continuing efforts, we are proud to have been recognized for three consecutive years with the prestigious Socially Responsible Business Distinction Award by Centro Mexicana para la Filantropia (Mexican Center of Philanthropy). This honour from within the Mexican community recognizes excellence in corporate ethics, quality of work, community citizenship and environmental responsibility.

We take equal pride in our proven track record of maintaining a clean and safe work environment, as illustrated by our La Parrilla Silver Mine being honoured with the Clean Industry Certificate by PROFEPA, the Mexican environmental protection authority.

At First Majestic, we have always committed ourselves to providing our employees with the best in training, tools, equipment and supervision. Through our academic scholarships for students pursuing degrees in geology and engineering, we are extending our vision beyond our mines, as we proudly contribute to a bright, sustainable future for the mining industry as a whole.



PHOTO: *Ceremony at Plaza Bicentario of San José de La Parrilla with past Durango Governor Ismael Hernández*



FIRST MAJESTIC SILVER CORP MEXICO

fm FIRST MAJESTIC SILVER CORP.

MISION

Asegurar el crecimiento. aumentando el valor de nuestros recursos minerales de manera sustentable.



Silver Bullion a Click Away. WWW.FIRSTMAJESTIC.COM

First Majestic is the first and only mining company that offers for sale its own silver production in the form of high-quality silver bullion and coins from our web-based E-comm store.

Since we began minting silver coins, ingots and bars in 2008 for our shareholders requesting physical silver, demand has soared to unexpected heights with the growing interest in bullion investment.

Our online sales have become an exciting part of our business.

By taking this innovative approach of selling our own silver directly to bullion investors, we are also enjoying the added benefit of seeing many of these investors become valued shareholders.

Each of our products: 1 ounce rounds, 5 & 10 ounce ingots, 1 kilo bars and our 50 ounce bars are uniquely designed and custom made by two renowned mints located in the United States. Customers often commend us on our products' meticulous design and unique beauty.

IN 2010, THE MARKETPLACE SAW SILVER PRICES SOAR 80% AND CONTINUE TO CLIMB INTO EARLY 2011. THIS UPWARD TREND COMES AS NO SURPRISE, GIVEN THAT SILVER'S PRIMARY DEMAND IS FROM INDUSTRY WHICH REQUIRES SILVER TO POWER MOST EVERYTHING USED BY HUMANS IN OUR DAILY LIVES.

SILVER'S LONG-STANDING ANNUAL DEFICIT has finally consumed most, if not all, of the major hordes left, which is now resulting in the current physical tightness in the market and the upward movement in prices.

Silver is a much sought after industrial material. It has a unique combination of durability, malleability, ductility, reflectivity and anti-bacterial capabilities, which makes silver indispensable in countless industrial applications, including circuit boards, electrical wiring, superconductors, brazing and soldering, mirror and window coatings, electroplating, chemical catalysts, pharmaceuticals, filtration systems, solar panels, batteries, televisions, household appliances, automobiles, and the list goes on and on. And we can't forget its status as a relatively inexpensive precious metal and the fact it is highly prized for its beauty and lustre in the form of jewellery.

Thanks to its natural anti-bacterial properties, silver has established itself in the growing medical and pharmaceutical market and is employed in instruments, equipment, water purification systems and silver based biocides. Unusual applications, such as bandages, clothing, footwear, washing machines and several other antibacterial applications are emerging.

SILVER IS A MUCH SOUGHT AFTER INDUSTRIAL MATERIAL

Because of its excellent conductivity, silver has many electrical applications, including its use in circuit boards, power switches, television sets and computer monitors. Two particularly fast growing applications are solar panels and silver zinc batteries. According to the International Energy Agency, solar power could generate 25% of world's electricity by 2050. As silver-zinc batteries provide up to 40% more run time and are free from flammability problems, silver-zinc batteries are beginning to power many of the latest high-tech devices, from cell phones to laptops. As new technologies continue to develop, virtually every day, so do further uses and demands for silver. And as the world's economy edges towards recovery, without a doubt industrial demand for silver will only expand even further.









La Encantada's new world-class processing plant is pushing production to new heights

LA ENCANTADA SILVER MINE, **COAHUILA, MEXICO**

| **100%** OWNERSHIP | **661** EMPLOYEES | **3,980,229** 2010 PRODUCTION (SILVER EQ. OZ.) | **3,854,979** 2010 PRODUCTION (SILVER OZ. ONLY) | **4,414,133** 2011 PROJECTED PRODUCTION (SILVER EQ. OZ.) | **US$7.40** 2010 TOTAL CASH COSTS PER OUNCE | **US$21.54** 2010 TOTAL COST PER TONNE |



LA ENCANTADA SILVER MINE

NI 43-101 CHART - See Pg. 33



The jewel in First Majestic's crown is the top producing La Encantada Silver Mine. Located in the Coahuila State of Northern Mexico, the extensive mine site covers 4,076 hectares of mining rights and 1,343 hectares of surface land ownership.

An hour and a half flight from the city of Torreon, La Encantada facilities include a private airstrip, a village of 180 homes, administrative offices, laboratory, recreation centre, schools, church and a general store, all 100% owned by First Majestic.

Following a major expansion in 2009, La Encantada's new world-class 3,750 tpd cyanidation plant reached commercial production in April 2010 and averaged full production of 3,750 tpd in the fourth quarter of the year. By switching the production mix from concentrates to silver doré bars, significant cost reductions were realized.

Other operational efficiencies were also achieved by consolidating electricity generation into a single larger plant and by installing two state-of-the-art induction furnaces, leading to substantial operational improvements.

Due to a full year of operations at the new 3,750 tpd plant, 2011 production is expected to be approximately 4.5 million ounces of silver doré bars.

Underground mine development also continued at an aggressive pace in 2010, with a total of 9,013 metres being developed. Development is focused on preparing for heightened production and confirming additional reserves and resources. In addition, a total of 7,257 metres of diamond drilling was completed in 2010, more than triple what was drilled in 2009 which amounted to 2,397 metres.

Furthermore, exploration and development programs in 2011 are being expanded dramatically. Our 2011 exploration budget is $1.9 million, consisting of 12,150 metres of diamond drilling, while our development budget is $6.5 million, consisting of 12,700 metres of ramps and mine infrastructure for current and future production.







A major expansion program is set to double capacity at La Parrilla

LA PARRILLA SILVER MINE, DURANGO STATE, MEXICO

100%	**660**	**1,813,788**	**1,548,832**	**2,279,247**	**US$8.36**	**US$38.53**
OWNERSHIP	EMPLOYEES	2010 PRODUCTION (SILVER EQ. OZ.)	2010 PRODUCTION (SILVER OZ. ONLY)	2011 PROJECTED PRODUCTION (SILVER EQ. OZ.)	2010 TOTAL CASH COSTS PER OUNCE	2010 TOTAL COST PER TONNE



LA PARRILLA SILVER MINE

NI 43-101 CHART - See Pg. 32



The La Parrilla Silver Mine is the first silver mine to be developed by First Majestic. The mine is located 75 kilometres southeast of Durango in Central Mexico, conveniently situated just four kms from a major highway.

In September 2010, First Majestic added over 16,630 hectares to expand its land holdings, bringing the total mining concessions up to 69,867 hectares, the largest land package under First Majestic's umbrella.

This extensive property encompasses several large vein systems, including the Los Rosarios/La Rosa, San Marcos, Quebradillas and San José areas, where the current mining activities take place.

In 2010, development continued in the lower levels of the Los Rosarios and La Rosa veins providing access to previously defined reserves and resources. A new ramp system was completed in the La Blanca area, connecting levels 9 and 10 to the Los Rosarios area, improving transportation of ore from the lower levels of the mine to the surface. At the Quebradillas mine, development focused on access to the previously defined ore body, which is contributing a substantial portion of the current production and will provide ore for the future production of zinc concentrates when the current mill expansion is completed.

In December 2010, a major expansion project was launched in order to double 2010 production levels. Further efficiencies and cost savings will be achieved once this US$34.9 million investment in plant and additional underground development is completed. Once finished late in 2011, milling capacity is expected to double to 1,600 tpd from the current 850 tpd. At this newly expanded level of capacity, the La Parrilla operation is expected to produce approximately 3.0 million silver equivalent ounces annually, consisting of 2.3 million silver ounces and 0.7 million ounces of silver equivalents in the form of lead and zinc.

Underground mine development in 2010 decreased slightly to 7,545 metres in 2010, compared with 7,774 metres in 2009. Similarly, total diamond drilling decreased in 2010 to 1,581 metres, compared to 2,682 metres in 2009.

Both development and exploration budgets are increasing substantially for 2011. The exploration budget is $2.0 million, consisting of 12,100 metres of diamond drilling while the development budget is $7.4 million, consisting of 11,555 metres of ramps and mine infrastructure for current and future production.

It should be noted that 2011 marks the first year that the company is investing in a regional exploration program of this very large land package. Several interesting geological anomalies are being investigated and mapped for future drill programs.











San Martin consistently produces 1.2 million ounces of silver annually

SAN MARTIN SILVER MINE, JALISCO STATE, MEXICO

| **100%** OWNERSHIP | **378** EMPLOYEES | **1,230,037** 2010 PRODUCTION (SILVER EQ. OZ.) | **1,125,514** 2010 PRODUCTION (SILVER OZ. ONLY) | **1,235,420** 2011 PROJECTED PRODUCTION (SILVER EQ. OZ.) | **US$9.10** 2010 TOTAL CASH COSTS PER OUNCE | **US$42.45** 2010 TOTAL COST PER TONNE |

SAN MARTIN SILVER MINE

NI 43-101 CHART - See Pg. 32



Since purchasing 100% of the San Martin Silver Mine in 2006, First Majestic has focused on modernizing and streamlining operations while exploring and developing potential new resources and production areas.

Situated 250 kilometres north of Guadalajara in Mexico's Jalisco State, the San Martin mine covers 7,840 hectares of mineral rights and includes a 900 tpd cyanidation mill. The mine is a consistent producer of approximately 1.2 million ounces of silver in the form of doré bars annually.

The mine is centered on the extensively developed Zuloaga Vein, which accounts for half the silver production in the district. In 2009, the discovery of the new San Pedro area at the footwall of the Zuloaga Vein led to an extensive ongoing underground drilling program and several mineable finds. This program of short vertical holes continues today.

The newly discovered La Esperanza Vein, a parallel structure to the Zuloaga, was



drilled in the last two quarters of 2010. Due to the success of that drilling program, a 500 metre ramp is currently being developed into the structure and is planned to complete later in 2011. Once the Esperanza Vein is reached, an underground drilling program will commence in order to test for deeper resources for the potential of discovering additional resources for development and mining.

Underground mine development in 2010 increased to 5,840 metres, compared to 3,402 metres in 2009. Diamond drilling in 2010 increased to 8,483 metres, compared to 2,380 metres in 2009.

The mine is centered on the extensively developed Zuloaga Vein, which accounts for half the silver production in the district.

Both exploration and development budgets are increasing in 2011. The exploration budget for 2011 is US$2.0 million, consisting of 12,250 metres of diamond drilling while our development budget is US$2.5 million, consisting of 6,792 metres of ramps and mine infrastructure for current and future production.

DEL TORO SILVER MINE
ZACATECAS STATE, MEXICO

NI 43-101 CHART - See Pg. 33





37
EMPLOYEES

SET TO BECOME FIRST MAJESTIC'S FOURTH PRODUCING MINE, THE DEL TORO SILVER MINE IS LOCATED IN ZACATECAS, 60 KILOMETRES SOUTHEAST OF THE LA PARRILLA SILVER MINE.

Del Toro Silver Mine is a consolidation of the old Persaverancia and San Juan mines and consists of 393 contiguous hectares of mining claims, plus 129 hectares of surface rights.

An aggressive drilling program launched in 2005 resulted in proving that the San Juan ore body continues at depth and appears to be three separate ore bodies.

In January 2010, the final permit needed to commence construction of a new processing facility on the site was granted by the Mexican authorities. First Majestic is currently in the final planning stage for a new processing plant at Del Toro.

At the end of November 2010, underground development was reinitiated with the objective of preparing a new underground drilling

station. This station was completed in early 2011 and drilling commenced in order to test the ore bodies' extension at depth. The drill core from these holes will be split and partially used for metallurgical testing.

It is anticipated that final preparation and design will be completed in the first half of 2011 and construction of the Company's fourth operation can begin shortly thereafter.



REAL DE CATORCE SILVER PROJECT
SAN LUIS POTOSÍ STATE, MEXICO

NI 43-101 CHART - See Pg. 33





35
EMPLOYEES

First Majestic purchased the historic Real de Catorce Silver Project as a result of its acquisition of Normabec Mining Resources Ltd. and its Mexican operating subsidiary, Minera Real Bonanza, S.A. de C.V., in late 2009.

Located in the Mexican state of San Luis Potosí, this historically famous mine was mined from the late 1700s to the early 1900s. It lies 25 kilometres west of the town of Matehuala, with the closest major city being San Luis Potosí, 170 kilometres to the north. This extensive property covers 6,327 hectares of mining concessions and 49 hectares of surface rights.

In 2011, the Company will be focusing on several fronts: upgrading and cleaning the area after years of neglect; restoring the old Hacienda and constructing a mining museum to celebrate and honour the history of this mine; assisting the local Huichole indigenous peoples in preserving their cultural heritage through art and education; and permitting initiatives in order to facilitate future activities.

In late 2010, First Majestic successfully completed the purchase of the surface rights where the old mill, mining operations, buildings and Hacienda are located.
















LA PARRILLA SILVER MINE

NI 43-101 RESOURCES DATED: FEBRUARY, 2009

1. Estimates by First Majestic reviewed by PAH. Estimates based on Minimum Mining Width >2.00m. No mine recovery included. 2. Silver equivalent based on sales. Prices used for evaluation: Ag - $12/oz; Au - $708/oz; Pb - $0.75/lb; Zn - $0.75/lb. 3. Oxides Ag equivalent includes gold credit based on sales. Au Credit = 6 g/tonne Ag. 4. Sulphides Ag equivalent includes Pb credit = 47 g/tonne Ag. Zinc is considered at 70% met. Recovery = 30 g/tonne Ag. 5. Cut-off grade estimated as 184 g/tonne Ag net of Au credit in oxide ores; and 246 g/tonne Ag net of Pb credit in sulphide ores. Zinc not considered in COG estimates. 6. Rounded figures.

TOTAL PROVEN + PROBABLE MINERAL RESERVES [1,2,3,4,5]

CATEGORY	TONNES	GRADE			METAL CONTAINED	
		SILVER G/TONNE	LEAD %	ZINC [4] %	SILVER ONLY OZ.	SILVER (OZ.) INCLUDING LEAD CREDIT
Proven Reserves (Oxides plus Sulphides)	288,468	302	1.36	0.93	2,797,487	3,064,952
Probable Reserves (Oxides plus Sulphides)	217,060	287	1.45	1.12	2,002,158	2,182,002
Total Proven Plus Probable Reserves	505,528	295	1.40	1.01	4,799,645	5,246,954

TOTAL MEASURED + INDICATED RESOURCES

CATEGORY	TONNES	GRADE			METAL CONTAINED	
		SILVER G/TONNE	LEAD %	ZINC %	SILVER ONLY OZ.	SILVER (OZ.) INCLUDING LEAD CREDIT
Measured Resources (Oxides plus Sulphides)	2,195,448	264	2.59	4.54	18,637,618	22,806,628
Indicated Resources (Oxides Plus Sulphides)	861,488	245	3.46	6.07	6,785,685	7,940,379
Total Measured Plus Indicated Resources (Oxides plus Sulphides) [6]	3,100,000	255	2.84	4.97	25,400,000	30,700,000
Total Proven and Probable Reserves Plus Measured and Indicated Resources [6]	3,605,528	261	2.64	4.41	30,199,645	35,946,954

TOTAL INFERRED RESOURCES

CATEGORY	TONNES	GRADE			METAL CONTAINED	
		SILVER G/TONNE	LEAD %	ZINC [4] %	SILVER ONLY OZ.	SILVER (OZ.) INCLUDING LEAD CREDIT
Total Inferred Resources (Oxides Plus Sulphides) [6]	8,000,000	169	0.87	1.49	43,900,000	52,800,000

SAN MARTIN SILVER MINE

NI 43-101 RESOURCES DATED: SEPTEMBER 30, 2008

1. Estimated Reserves are exclusive of Resources. 2. Cut Off estimates as 146 g/tonne Ag for oxides, and 87 g/tonne Ag for dump recovered; Ageq=Au/Pb credits= 10g/tonne Ag 3. Metal prices at $708/oz-Au, $12.00/oz-Ag, $0.75/lb-Pb, $0.50/lb-Zn. 4. Mine dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery. 5. Base metals, Lead and Zinc are not recovered due to low market prices.

TOTAL PROVEN + PROBABLE MINERAL RESERVES (MINEABLE RESERVES) [1, 2, 3, 4, 5]

CATEGORY	TONNES	GRADE			METAL CONTAINED	
		SILVER G/TONNE	LEAD %	ZINC [4] %	SILVER ONLY OZ.	SILVER (OZ.) INCLUDING LEAD CREDIT
Proven Reserves (Oxides)	527,373	273			4,636,211	4,805,765
Probable Reserves (Oxides)	243,091	276			2,154,571	2,232,727
Total Proven and Probable Reserves	770,464	274			6,790,782	7,038,492

TOTAL MEASURED + INDICATED RESOURCES [2, 3, 5]

CATEGORY	TONNES	GRADE			METAL CONTAINED	
		SILVER G/TONNE	LEAD %	ZINC [4] %	SILVER ONLY OZ.	SILVER (OZ.) INCLUDING LEAD CREDIT
Measured Resources (Oxides)	122,404	233			915,774	955,128
Measured Resources (Sulfides)	415,771	97	0.87	2.07	1,292,213	1,292,213
Indicated Resources (Oxides)	294,361	288			2,729,201	2,823,840
Indicated Resources (Sulfides)	670,684	116	0.94	1.64	2,498,639	2,498,639
Total Measured and Indicated Resources (Oxides plus Sulfides)	1,503,220	154	0.91	1.80	7,435,827	7,569,820
Proven and Probable Reserves Plus Measured and Indicated Resources	2,273,684	195	0.91	1.80	14,226,609	14,608,312

TOTAL INFERRED RESOURCES [2, 3, 5]

CATEGORY	TONNES	GRADE			METAL CONTAINED	
		SILVER G/TONNE	LEAD %	ZINC [4] %	SILVER ONLY OZ.	SILVER (OZ.) INCLUDING LEAD CREDIT
Total Inferred Resources (Oxides plus Sulfides)	8,200,000	185	1.40	1.60	48,900,000	50,037,365

LA ENCANTADA SILVER MINE

NI 43-101
RESOURCES DATED:
SEPTEMBER 30, 2008

1. Cut Off Grade (COG) estimated as 250 g/tonne Ag only; and 228g/tonne Ag eqv net of Pb credit. 2. Estimated Reserves are exclusive of Resources. 3. Silver equivalent includes Pb credit, at prices US$12.00/oz-Ag, US$0.75/lb-Pb. Pb credit=22 g/tonne-Ag. 4. Mining dilution is included at over 2.00m width. Estimates do not include mining recovery. 5. Zinc is not recovered. 6. Dump stockpile is considered as Measured Resource because the average grade is below COG -- 203 g/tonne Ag only and 186 g/tonne Ag eqv however with pre-screening may be processed. 7. La Morena sulphide deposit requires additional metallurgical test work to prove its economic recovery. La Encantada mill does not have an operating zinc circuit at this time. 8. Tailings are included within the Indicated Resources due to required additional test work and grade below Cut-off grade - 111 g/tonne Ag. 9. Rounded figures

TOTAL PROVEN + PROBABLE MINERAL RESERVES (MINEABLE RESERVES) [4]

CATEGORY	TONNES	GRADE			METAL CONTAINED	
		SILVER G/TONNE	LEAD %	ZINC [5] %	SILVER ONLY OZ.	SILVER (OZ.) INCLUDING LEAD CREDIT
Proven Reserves	683,992	354	2.23	0.92	7,777,602	8,261,401
Probable Reserves	4,511,686	186	2.45	2.54	26,936,651	27,287,462
Total Proven + Probable Reserves	5,195,677	208	2.42	2.33	34,714,253	35,548,863

TOTAL MEASURED + INDICATED RESOURCES [4]

CATEGORY	TONNES	GRADE			METAL CONTAINED	
		SILVER G/TONNE	LEAD %	ZINC [5] %	SILVER ONLY OZ.	SILVER (OZ.) INCLUDING LEAD CREDIT
Measured Resources	445,650	399	4.15	0.65	5,710,055	6,025,271
Indicated Resources [6, 7, 8]	4,931,103	156	1.15	0.87	24,774,263	27,082,017
Total Measured + Indicated Resources	5,376,753	176	1.40	0.85	30,484,318	33,107,288
Total Proven and Probable Reserves plus Measured and Indicated Resources [9]	10,572,000	192	1.90	1.58	65,199,000	68,700,000

TOTAL INFERRED RESOURCES [1, 2, 3, 4]

CATEGORY	TONNES	GRADE			METAL CONTAINED	
		SILVER G/TONNE	LEAD %	ZINC [5] %	SILVER ONLY OZ.	SILVER (OZ.) INCLUDING LEAD CREDIT
Total Inferred Resources [5, 9]	2,557,000	220	1.00	1.00	18,226,765	20,034,145

DEL TORO SILVER MINE

NI 43-101
RESOURCES DATED:
JULY 31, 2008

1. Resource estimated "in situ" 2. Price considerations $12.70/oz Ag, $0.90/lb-Pb and $0.85/lb-Zn. 3. Mill recovery estimated: Oxides -- Ag 65%: Sulphides -- Ag 85%, Pb 85% and Zn 80%. 4. Minimum mining width -- 2.00 m. 5. Rounded figures.

CATEGORY	TONNES	GRADE			CONTAINED SILVER EQV. OUNCES
		SILVER G/TONNE	LEAD %	ZINC %	
Measured + Indicated - Oxides	728,444	194	2.45	2.71	2,947,000
Measured + Indicated - Sulphides	649,528	353	7.20	7.14	17,996,000
Total Measured + Indicated Resources	1,377,972	269	4.69	4.80	20,943,000
Total Inferred Resources	1,831,738	306	5.77	5.94	35,970,000

REAL DE CATORCE SILVER PROJECT

NI 43-101
RESOURCES DATED:
JULY 25, 2008
Update Resource Calculation
November 10, 2008

1. Estimated are exclusive of Resources. 2. Metal contained is Silver only. 3. Grade capping at 605 g/t Ag for oxides and 1500 g/t Ag for sulphides. 4. Cut Off Grade (COG) estimated as 100 g/tonne Ag. 5. Metal contained not include credits derived from the lead and zinc. 6. Mining dilution is included at over 1.50 m width. Estimates do not include mining recovery. 7. The datebase for resource estimate consist of diamond drilling (surface grid 50 x 50 m-underground) and surface channel sampling. 8. Method; polygons maximum radius 50 m.

CATEGORY	TONNES [6,7,8]	GRADE			METAL CONTAINED [2,5]
		SILVER G/TONNE [3,4]	LEAD %	ZINC %	SILVER (OZ.)
Measured Resources (oxides)	2,656,428	222	0.08	0.06	18,938,779
Indicated Resources (sulphides)	1,052,170	316	0.73	0.74	10,675,742
Measured in Tailings	1,403,233	90			4,075,305
Total Measured and Indicated Resources	5,111,831	205	0.27	0.25	33,689,826

TOTAL INFERRED RESOURCES

CATEGORY	TONNES [6,7,8]	GRADE			METAL CONTAINED [2,5]
		SILVER G/TONNE [3,4]	LEAD %	ZINC %	SILVER (OZ.)
Total Inferred Resources	1,854,963	220	0.22	0.17	13,097,701



FIRST MAJESTIC SILVER CORP.

2010 FINANCIAL STATEMENTS

TABLE OF CONTENTS

37 Consolidated Balance Sheets

38 Consolidated Statements
    of Income

39 Consolidated Statements
    Of Shareholders' Equity and
    Comprehensive Income (Loss)

40 Consolidated Statements
    of Cash Flows

41 Notes To The Consolidated
    Financial Statements

61 Management's Discussion
    & Analysis

87 Corporate Information



1805, 925 West Georgia Street
Vancouver, B.C.
Canada V6C 3L2
Phone: 604.688.3033
Fax: 604.639.8873
Toll Free: 1.866.529.2807
info@firstmajestic.com
www.firstmajestic.com

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of First Majestic Silver Corp. (the "Company") are the responsibility of the Company's management. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management's best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company's assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements have been audited by Deloitte & Touche LLP and their report outlines the scope of their examination and gives their opinion on the financial statements.

Keith Neumeyer
President & CEO
February 25, 2011

Raymond Polman, CA
Chief Financial Officer
February 25, 2011



Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver, BC
Canada V7X 1P4
Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders of First Majestic Silver Corp.

We have audited the accompanying consolidated financial statements of First Majestic Silver Corp. and subsidiaries (the "Company"), which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009, and the consolidated statements of income, shareholders' equity and comprehensive income (loss) and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

MANAGEMENT'S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of First Majestic Silver Corp. and subsidiaries as at December 31, 2010 and December 31, 2009 and the results of their operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Independent Registered Chartered Accountants
February 25, 2011
Vancouver, Canada

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31, 2010 AND 2009

(Expressed in Canadian dollars)

	2010 $	2009 $
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	40,940,704	5,889,793
Accounts receivable	2,733,582	2,174,848
Other receivables (Note 5)	5,580,961	6,624,200
Inventories (Note 6)	8,604,399	3,812,460
Prepaid expenses and other (Note 7)	1,918,736	1,467,759
Future income tax (Note 15)	2,310,559	-
TOTAL CURRENT ASSETS	**62,088,941**	**19,969,060**
MINING INTERESTS AND PLANT AND EQUIPMENT (Note 8)		
Producing properties	65,902,274	57,144,477
Exploration properties	113,931,240	109,255,696
Plant and equipment	75,902,712	60,388,530
	255,736,226	226,788,703
CORPORATE OFFICE EQUIPMENT (Note 8)	491,918	409,281
DEPOSITS ON LONG-TERM ASSETS	2,412,556	4,306,419
FUTURE INCOME TAX (Note 15)	738,379	-
TOTAL ASSETS	**321,468,020**	**251,473,463**
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	12,190,647	11,202,381
Unearned revenue on silver bullion sales	97,804	158,147
Current portion of capital lease obligations (Note 10)	1,239,939	2,139,352
Income and other taxes payable	437,674	117,844
Current portion of debt facilities (Note 9)	-	1,546,612
TOTAL CURRENT LIABILITIES	**13,966,064**	**15,164,336**
CAPITAL LEASE OBLIGATIONS (Note 10)	2,317,575	668,284
FUTURE INCOME TAXES (Note 15)	42,373,025	28,417,011
OTHER LONG TERM LIABILITIES (Note 8(b) and 11)	888,259	753,657
ASSET RETIREMENT OBLIGATIONS (Note 12)	6,104,302	4,336,088
LONG-TERM PORTION OF DEBT FACILITIES (Note 9)	-	3,213,487
TOTAL LIABILITIES	**65,649,225**	**52,552,863**
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 13(a))	265,504,530	244,241,006
SHARE CAPITAL TO BE ISSUED (Note 13(d))	274,075	276,495
CONTRIBUTED SURPLUS	27,952,397	27,808,671
ACCUMULATED OTHER COMPREHENSIVE LOSS	(40,850,494)	(40,238,914)
RETAINED EARNINGS (DEFICIT)	2,938,287	(33,166,658)
TOTAL SHAREHOLDERS' EQUITY	**255,818,795**	**198,920,600**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**321,468,020**	**251,473,463**

CONTINGENT LIABILITIES (Note 19)
COMMITMENTS (Note 20)



Director



Director

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Expressed in Canadian dollars, except share amounts)

	2010 $	2009 $
Revenues (Note 14)	120,765,361	59,510,669
Cost of sales	49,834,491	34,351,853
Depletion, depreciation and amortization	9,383,782	6,252,774
Accretion of reclamation obligation (Note 12)	375,672	445,090
Mine operating earnings	**61,171,416**	**18,460,952**
General and administrative	10,787,267	8,089,087
Stock-based compensation (Note 13(b))	4,548,633	3,302,780
Write-down of mineral properties (Note 8(f))	-	2,589,824
	15,335,900	13,981,691
Operating income	**45,835,516**	**4,479,261**
Interest and other expenses	(1,863,640)	(2,101,862)
Investment and other income	3,022,113	1,129,527
Impairment of marketable securities	-	(390,467)
Foreign exchange gain (loss)	18,030	(36,426)
Income before taxes	47,012,019	3,080,033
Income tax expense - current (Note 15)	448,027	85,786
Income tax expense (recovery) - future (Note 15)	10,459,047	(3,315,978)
	10,907,074	(3,230,192)
NET INCOME FOR THE YEAR	**36,104,945**	**6,310,225**
EARNINGS PER COMMON SHARE		
BASIC	**$ 0.39**	**$ 0.08**
DILUTED	**$ 0.37**	**$ 0.07**
WEIGHTED AVERAGE SHARES OUTSTANDING		
BASIC	**93,587,581**	**83,389,253**
DILUTED	**98,857,498**	**85,913,487**

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(Expressed in Canadian dollars, except share amounts)

	Share Capital			Contributed Surplus $	Accumulated Other Comprehensive Loss ("AOCL") $	Retained Earnings (Deficit) $	Total AOCL and Deficit $	Total $
	Shares	Amount $	To be issued $					
Balance at December 31, 2008	73,847,810	196,648,345	276,495	23,297,258	(23,216,390)	(39,476,883)	(62,693,273)	157,528,825
Net income	-	-	-	-	-	6,310,225	6,310,225	6,310,225
Other comprehensive loss:								
Translation adjustment	-	-	-	-	(17,411,904)	-	(17,411,904)	(17,411,904)
Impairment of marketable securities	-	-	-	-	390,467	-	390,467	390,467
Unrealized loss on marketable securities	-	-	-	-	(1,087)	-	(1,087)	(1,087)
Total comprehensive loss							(10,712,299)	(10,712,299)
Shares issued for:								
Exercise of options	36,250	68,838	-	-	-	-	-	68,838
Exercise of warrants	50,000	165,000	-	-	-	-	-	165,000
Public offering, net of issue costs (Note 13(a)(i))	8,487,576	18,840,890	-	848,758	-	-	-	19,689,648
Private placements, net of issue costs (Note 13(a)(ii))	4,167,478	9,051,069	-	389,000	-	-	-	9,440,069
Debt settlements (Note 13(a)(iii))	1,191,852	2,741,260	-	-	-	-	-	2,741,260
Acquisition of Normabec (Note 18)	4,867,778	16,696,479	-	-	-	-	-	16,696,479
Stock option expense during the year	-	-	-	3,302,780	-	-	-	3,302,780
Transfer of contributed surplus upon exercise of stock options	-	29,125	-	(29,125)	-	-	-	-
Balance at December 31, 2009	**92,648,744**	**244,241,006**	**276,495**	**27,808,671**	**(40,238,914)**	**(33,166,658)**	**(73,405,572)**	**198,920,600**
Net income	-	-	-	-	-	36,104,945	36,104,945	36,104,945
Other comprehensive income:								
Translation adjustment	-	-	-	-	(686,277)	-	(686,277)	(686,277)
Unrealized gain on marketable securities	-	-	-	-	74,697	-	74,697	74,697
Total comprehensive income							35,493,365	35,493,365
Shares issued for:								
Exercise of options	3,573,125	11,295,994	-	-	-	-	-	11,295,994
Exercise of warrants	1,185,250	4,045,975	-	-	-	-	-	4,045,975
Acquisition of assets at Real de Catorce (Note 8(e))	152,798	1,514,228	-	-	-	-	-	1,514,228
Conversion of shares to be issued (Note 13(d))	500	2,420	(2,420)	-	-	-	-	-
Stock option expense during the year	-	-	-	4,548,633	-	-	-	4,548,633
Transfer of contributed surplus upon exercise of stock options and warrants	-	4,404,907	-	(4,404,907)	-	-	-	-
Balance at December 31, 2010	**97,560,417**	**265,504,530**	**274,075**	**27,952,397**	**(40,850,494)**	**2,938,287**	**(37,912,207)**	**255,818,795**

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(Expressed in Canadian dollars)

	2010 $	2009 $
OPERATING ACTIVITIES		
Net income for the year	36,104,945	6,310,225
Adjustment for items not affecting cash		
Depletion, depreciation and amortization	9,383,782	6,252,774
Stock-based compensation	4,548,633	3,302,780
Accretion of reclamation obligation	375,672	445,090
Other income from derivative financial instruments	(3,007,199)	(1,002,780)
Future income tax provision (recovery)	10,459,047	(3,315,978)
Unrealized foreign exchange loss and other	489,228	566,553
Write-down of mineral properties	-	2,589,824
Write-down of marketable securities	-	390,467
Net change in non-cash working capital items		
Decrease (increase) in accounts receivable and other receivables	484,505	(960,183)
Decrease (increase) in inventories	(4,791,939)	365,964
Decrease (increase) in prepaid expenses and other	(446,354)	(1,144,849)
Increase (decrease) in accounts payable and accrued liabilities	4,508,651	(5,813,014)
Increase (decrease) in unearned revenue	(60,343)	47,889
Increase (decrease) in income and other taxes payable	319,830	(89,190)
Decrease in vendor liability on mineral property	-	(1,242,543)
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	**58,368,458**	**6,703,029**
INVESTING ACTIVITIES		
Additions to plant and equipment (net of accruals)	(18,573,718)	(19,861,580)
Expenditures on mineral property interests (net of accruals)	(15,766,402)	(14,025,158)
Realized gain on derivative financial instruments	3,007,199	1,002,780
Proceeds from sale of marketable securities	108,062	-
Increase of deposits on long-term assets	(2,412,556)	(2,508,617)
Investment in marketable securities	(25,000)	(300,000)
Net proceeds from pre-commercial operation	2,101,124	496,371
Acquisition of Normabec, less cash acquired	-	(531,419)
Decrease in silver futures contract deposits	-	352,383
Payment of restricted cash into trust account	-	(14,258,332)
CASH FLOWS USED IN INVESTING ACTIVITIES	**(31,561,291)**	**(49,633,572)**
FINANCING ACTIVITIES		
Issuance of common shares and warrants, net of issue costs	-	29,129,717
Issuance of common shares on exercise of stock options and warrants	15,341,969	233,838
Payment of capital lease obligations	(2,172,366)	(2,708,513)
Proceeds from (repayment of) prepayment facility	(450,940)	415,632
Proceeds from (repayment of) debt facilities	(4,309,159)	4,309,159
Repayment of other long-term liabilities	(40,272)	-
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	**8,369,232**	**31,379,833**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**35,176,399**	**(11,550,710)**
EFFECT OF EXCHANGE RATE CHANGES ON CASH HELD IN FOREIGN CURRENCY	**(125,488)**	**16,380**
CASH AND CASH EQUIVALENTS - BEGINNING OF THE YEAR	**5,889,793**	**17,424,123**
CASH AND CASH EQUIVALENTS - END OF YEAR	**40,940,704**	**5,889,793**
CASH AND CASH EQUIVALENTS IS COMPRISED OF:		
Cash	34,762,355	5,296,059
Short term deposits	6,178,349	593,734
	40,940,704	5,889,793
Interest paid	713,391	636,950
Income taxes paid	327,871	-

NON-CASH FINANCING AND INVESTING ACTIVITIES (NOTE 21)

The accompanying notes are an integral part of these consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

1. DESCRIPTION OF BUSINESS

First Majestic Silver Corp. (the "Company" or "First Majestic") is in the business of silver production and the development, exploration, and acquisition of mineral properties with a focus on silver production in Mexico. The Company's shares trade on the New York Stock Exchange under the symbol "AG" and the shares and warrants trade on the Toronto Stock Exchange under the symbols "FR" and "FR.WT.B", respectively.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). Significant differences from accounting principles generally accepted in the United States ("US GAAP") are discussed in Note 23.

The consolidated financial statements include the accounts of the Company and its direct wholly-owned subsidiaries: Corporación First Majestic, S.A. de C.V. ("CFM"), First Silver Reserve Inc. ("First Silver") and Normabec Mining Resources Ltd. ("Normabec") as well as its indirect wholly-owned subsidiaries: First Majestic Plata, S.A. de C.V. ("First Majestic Plata"), Minera El Pilon, S.A. de C.V. ("El Pilon"), Minera La Encantada, S.A. de C.V. ("La Encantada"), Majestic Services S.A. de C.V. ("Majestic Services"), Minera Real Bonanza, S.A. de C.V. ("MRB") and Servicios Minero-Metalurgicos de Industriales, S.A. de C.V. ("Servicios"). First Silver underwent a wind up and distribution of its assets and liabilities to the Company in December 2007 but First Silver has not been dissolved for legal purposes pending the outcome of litigation described in Note 17. Intercompany balances and transactions are eliminated on consolidation. The Company has determined that it has no variable interest entities.

Measurement Uncertainties
The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Significant areas where management judgment is applied include the expected economic lives and the future operating results and net cash flows expected to result from exploitation of resource properties and related assets, the amount of proven and probable mineral reserves, accounting for income tax provisions, stock-based compensation, the determination of the fair value of assets acquired in business combinations and the amount of future site reclamation costs and asset retirement obligations. Actual results could differ from those reported.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash and money market instruments with terms to maturity not exceeding 90 days at date of issue. The Company does not believe it is exposed to significant credit or interest rate risk although cash and cash equivalents are held in excess of federally insured limits with major financial institutions.

Inventories
Finished product inventories of silver doré and silver, lead and zinc concentrates, and silver coins and bullion, as well as ore in process and stockpile (unprocessed ore) are valued at the lower of cost and net realizable value. Cost is determined as the average production cost of saleable silver and metal by-products. Materials and supplies are valued at the lower of cost and net replacement cost.

Mineral Property Interests
Mineral property costs and exploration, development and field support costs directly related to mineral properties are deferred until the property to which they directly relate is placed into production, sold, abandoned or subject to a condition of impairment. The deferred costs are amortized over the estimated useful life of the ore body following commencement of production, or written off if the property is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred. Borrowing costs incurred that are attributable to acquiring or developing plant and equipment and constructing new facilities are capitalized and included in the carrying amounts of related assets until mining properties and facilities are ready for their intended use.

The acquisition, development and deferred exploration costs are depleted on a units-of-production basis over the estimated economic life of the ore body following commencement of production.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

***Mineral Property Interests* (continued)**

The Company reviews and evaluates its mining properties for impairment at least annually or when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. Estimated undiscounted future net cash flows for properties in which a mineral resource has been identified are calculated using estimated future production, commodity prices, operating and capital costs and reclamation and closure costs. Undiscounted future cash flows for exploration stage mineral properties are estimated by reference to the timing of exploration and development work, work programs proposed, the exploration results achieved to date and the likely proceeds receivable if the Company sold specific properties to third parties. If it is determined that the future net cash flows from a property are less than the carrying value, then an impairment loss is recorded to write down the property to fair value.

The carrying value of exploration stage mineral property interests represent costs incurred to date. The Company is in the process of exploring its other mineral property interests and has not yet determined whether they contain ore reserves that are economically recoverable. Accordingly, the recoverability of these capitalized costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain or generate the necessary funds to complete their exploration and development, and upon future profitable production.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these pro-cedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects. Management is not aware of any such agreements, transfers or defects.

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

Impairment of Long-Lived Assets

Long-lived assets are assessed for impairment at least annually, and when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use or disposal. In the event that a long-lived asset is determined to be impaired, the amount by which the carrying value exceeds its fair value is charged to earnings.

Asset Retirement Obligations and Reclamation Costs

Future costs to retire an asset including dismantling, remediation and ongoing treatment and monitoring of the site are rec-ognized and recorded as a liability at fair value at the date the liability is incurred. The liability is accreted over time to the amount ultimately payable through periodic charges to earnings. Future site restoration costs are capitalized as part of the carrying value of the related mineral property at their initial value and amortized over the mineral property's useful life based on a units-of-production method.

Translation of Foreign Currencies

The functional currency of the Company, the parent entity, is the Canadian dollar. The accounts of our self-sustaining foreign operations are translated at year end exchange rates, and revenues and expenses are translated at the exchange rates in effect at the date of the underlying transactions. Differences arising from these foreign currency translations are recorded in other comprehensive income.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases (temporary differences), using substantively enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

Plant and Equipment

Plant and equipment are recorded at cost less accumulated depreciation. Amortization of plant and equipment is calculated on a straight-line basis over the estimated useful life of the asset, not exceeding the estimated life of mine. Amortization of construction in progress costs commence when the related asset is complete, ready for use, and utilized in commercial production.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Revenue from the sale of silver, lead and zinc is recognized when title transfers to the customer (which generally occurs when the goods have been delivered to a contractually agreed location) when collection is reasonably assured, and when the price is reasonably determinable. Revenue is recorded in the statement of operations net of relevant smelting and refining treatment costs. Revenue from the sale of silver is subject to adjustment upon final settlement of estimated weights and assays. Silver metal prices are established upon delivery and do not require settlement changes. By-product revenues are included as a component of net sales revenues.

When cash has been received from customers prior to shipping their ordered silver coins, ingots and bullion products, the amounts are recorded as unearned revenue until the products are shipped.

Earnings Per Share

Basic earnings per share is computed by dividing the earnings available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method in which the assumed proceeds of dilutive convertible securities are used to purchase the Company's common shares at their average market price for the period.

Stock-based Compensation

The Company uses the fair value method for recording compensation for all stock option awards made to directors, employees and non-employees. The stock-based compensation expense is determined as the fair value of the stock option at the date of grant and is calculated using the Black-Scholes Option Pricing Model. The contributed surplus balance is reduced as the options are exercised and the amount initially recorded is transferred to share capital. The effect of forfeitures of stock-based compensation is recorded as an adjustment to stock-based compensation expense in the period the option is forfeited.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income ("OCI"). OCI represents changes in shareholders' equity during a period arising from transactions other than changes related to transactions with owners. OCI includes unrealized gains and losses on financial assets classified as available-for-sale, changes in the fair value of the effective portion of derivative instruments included in cash flow hedges and currency translation adjustments on the Company's net investment in self-sustaining foreign operations.

Cumulative changes in OCI are included in accumulated other comprehensive loss ("AOCL").

Financial Instruments – Recognition and Measurement and Hedges

Financial assets and liabilities, including derivatives, are recognized on the Company's consolidated balance sheet when the Company becomes a party to the contractual provisions of the financial instrument. All financial instruments are required to be measured at fair value on initial recognition. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities.

Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For financial instruments classified as other than held-for-trading, transaction costs are added to the carrying amount of the financial asset or liability on initial recognition and, for loans and receivables, are amortized using the effective interest method.

Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in the consolidated statements of income.

Loans and receivables and other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale financial assets are presented in prepaid expenses and other assets in the Company's consolidated balance sheet and measured at fair value with unrealized gains and losses recognized in OCI.

Other than temporary losses on available-for-sale, financial assets are recognized in the consolidated statements of income. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.

The Company may periodically use commodity contracts to manage exposure to fluctuations in commodity prices. Derivative financial instruments are recorded on the Company's balance sheet at their fair values with changes in fair values recorded in the results of operations during the period in which the change occurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments – Recognition and Measurement and Hedges (continued)
The Company has designated its financial assets and liabilities as follows:

- Cash and cash equivalents — Held-for-trading
- Marketable securities — Available-for-sale
- Accounts receivable and other receivables — Loans and receivables
- Derivative financial instruments — Held-for-trading
- Accounts payable and accrued liabilities — Other financial liabilities
- Debt facilities — Other financial liabilities

Changes in Accounting Policies
Business Combinations, Consolidations and Non-controlling Interests
The CICA has approved new Handbook Section 1582, "Business Combinations", Section 1601 "Consolidations" and Section 1602 "Non-controlling Interests" to harmonize with International Financial Reporting Standards ("IFRS"). These new sections will be effective for years beginning on or after January 1, 2011, with early adoption permitted. Section 1582 specifies a number of changes including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value, and a requirement to recognize acquisition related costs as expenses. Section 1601 establishes the standards for preparing consolidated financial statements. Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity. The Company has adopted these new standards effective January 1, 2010 and they have not had a material impact on the Company.

Future Accounting Pronouncements
International Financial Reporting Standards ("IFRS")
In 2006, the Canadian Accounting Standards Board ("AcSB") published a strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for public companies to commence using IFRS, replacing Canada's own GAAP. The transition date is January 1, 2011, and relates to interim and annual financial statements on or after January 1, 2011. The transition will require the restatement for comparative purposes of amounts reported by the Company for all reporting periods beginning after January 1, 2010.

3. MANAGEMENT OF CAPITAL RISK

The Company's objective when managing capital is to maintain its ability to continue as a going concern while at the same time maximizing growth of its business and providing returns on its shareholders' investments. The Company's overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2009.

The capital of the Company consists of debt facilities and shareholders' equity, comprising issued capital, share capital to be issued, contributed surplus, retained earnings and accumulated other comprehensive loss, net of cash and cash equivalents as follows:

	2010 $	2009 $
Shareholders' Equity	255,818,795	198,920,600
Debt facilities	-	4,760,099
	255,818,795	203,680,699
Less: cash and cash equivalents	(40,940,704)	(5,889,793)
	214,878,091	197,790,906

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Company's Board of Directors.

The Company's investment policy is to invest its cash in highly liquid short term interest bearing investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from continuing operations. The Company expects that the capital resources available to it will be sufficient to carry out its development plans and operations for at least the next twelve months, provided there are no materially adverse developments with commodity prices during this period.

4. FINANCIAL INSTRUMENTS AND RISKS

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

4. FINANCIAL INSTRUMENTS AND RISKS (continued)

As at December 31, 2010 and 2009, the carrying and fair values of our financial instruments by category are as follows:

	2010		2009	
	Carrying value $	Fair value $	Carrying value $	Fair value $
Financial assets				
Held for trading				
Cash and cash equivalents	40,940,704	40,940,704	5,889,793	5,889,793
Loans and receivables				
Accounts and other receivables	8,314,543	8,314,543	8,799,048	8,799,048
Available for sale				
Marketable securities	355,027	355,027	387,425	387,425
Total financial assets	**49,610,274**	**49,610,274**	**15,076,266**	**15,076,266**
Financial liabilities				
Other financial liabilities				
Accounts payable and accrued liabilities	12,190,647	12,190,647	11,202,381	11,202,381
Debt facilities	-	-	4,760,099	4,760,099
Total financial liabilities	**12,190,647**	**12,190,647**	**15,962,480**	**15,962,480**

Fair Value Hierarchy

The Company uses various valuation techniques in determining the fair value of financial assets and liabilities based on the extent to which the fair value is observable. The following fair value hierarchy is used to categorize and disclose the Company's financial assets and liabilities held at fair value for which a valuation technique is used:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.
Level 2: All inputs which have a significant effect on the fair value are observable, either directly or indirectly, for substantially the full contractual term.
Level 3: Inputs which have a significant effect on the fair value are not based on observable market data.

	2010			
	Level 1 $	Level 2 $	Level 3 $	Level 4 $
Financial assets				
Held for trading				
Cash and cash equivalents	40,940,704	-	-	40,940,704
Available for sale				
Marketable securities [1]	355,027	-	-	355,027

(1) Marketable securities are valued based on unadjusted quoted prices for identical assets in an active market obtained from securities exchanges.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company's credit risk relates primarily to cash and cash equivalents, trade receivables in the ordinary course of business and value added tax and other receivables. The Company sells and receives payment upon delivery of its silver doré and its by-products primarily through two international organizations. Additionally, silver concentrates and related base metal by-products are sold primarily through one international organization with a good credit rating. Payments of receivables are scheduled, routine and received within sixty days of submission; therefore, the balance of overdue trade receivables owed to the Company in the ordinary course of business is not significant. The Company has a Mexican value added tax receivable of $4.6 million as at December 31, 2010, a portion of which is past due. The Company is proceeding through a review process with Mexican tax authorities. However, the Company expects to fully recover these amounts and no allowance has been recorded.

The carrying amount of financial assets recorded in the financial statements represents the Company's maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company's credit risk has not changed significantly from the prior year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

4. FINANCIAL INSTRUMENTS AND RISKS (continued)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements and to support its expansion plans. As at December 31, 2010, the Company has no outstanding debt except for capital leases secured by purchased equipment.

The Company believes it has sufficient cash on hand to meet operating requirements as they arise for at least the next twelve months.

The Company's liabilities have contractual maturities the carrying values of which are summarized below:

			Payments Due By Period		
	Total	**Less than 1 year**	**1 to 3 years**	**4 to 5 years**	**After 5 years**
	$	**$**	**$**	**$**	**$**
Office Lease	289,500	231,600	57,900	-	-
Capital Lease Obligations	3,557,514	1,239,939	1,637,223	680,352	-
Asset Retirement Obligations	6,104,302	-	-	-	6,104,302
Accounts Payable and Accrued Liabilities	12,190,647	12,190,647	-	-	-
Total Contractual Obligations	**22,141,963**	**13,662,186**	**1,695,123**	**680,352**	**6,104,302**

Currency Risk

Financial instruments that impact the Company's net earnings or other comprehensive income due to currency fluctuations include Mexican peso denominated cash and cash equivalents, accounts receivable, accounts payable and loans payable. The sensitivity of the Company's net earnings and other comprehensive income due to changes in the exchange rate between the US dollar, Mexican peso and the Canadian dollar is included in the table below.

	2010				
Balances in CAD$	**Cash and cash equivalents**	**Accounts and other receivable**	**Accounts and other payables**	**Net assets (liabilities) exposure**	**Effect of +/- 10% change in currency**
	$	**$**	**$**	**$**	**$**
U.S. dollar	23,257,889	2,729,853	(2,391,757)	23,595,984	2,359,598
Mexican peso	53,940	5,494,096	(5,058,803)	489,233	54,359
	23,311,828	**8,223,949**	**(7,450,561)**	**24,085,216**	**2,413,957**

Commodity Price Risk

Commodity price risk is the risk that movements in the spot price of silver have a direct and immediate impact on the Company's income or the value of its related financial instruments. The Company also derives by-product revenue from the sale of gold and lead, which accounts for less than 5% of the Company's gross revenue. The Company's sales levels are directly dependent on commodity prices that have shown significant volatility and which are beyond the Company's control. The Company uses derivative instruments to hedge its commodity price risk for a short term period, not exceeding one month of production. There were no derivatives outstanding as at December 31, 2010.

As at December 31, 2010, based on unsettled silver ounces sold by the Company that is subject to market price adjustments, a 10% increase or decrease of silver price at December 31, 2010 would result in an increase or decrease, respectively, of our accounts receivable and net revenue by $0.2 million.

Interest Rate Risk

The Company is exposed to interest rate risk on its short term investments. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.

The Company's interest bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time. As at December 31, 2010, with the exception of capital leases, which have fixed interest rates, the Company has no interest bearing financial liabilities.

Based on the Company's interest rate exposure at December 31, 2010, a change of 25 basis points increase or decrease of market interest rate does not have a significant impact in net earnings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

5. OTHER RECEIVABLES

Details of the components of other receivables are as follows:

	2010 $	2009 $
Value added taxes recoverable	3,979,085	4,066,074
Other taxes and value added taxes on accounts payable	1,291,626	2,072,442
Loan receivable and other	310,250	485,684
	5,580,961	6,624,200

6. INVENTORIES

Inventories consist of the following:

	2010 $	2009 $
Finished product - doré and concentrates	1,813,478	343,990
Ore in process	1,226,394	463,549
Stockpile	954,198	387,836
Materials and supplies	4,217,330	2,343,823
Silver coins and bullion including in process shipments	392,999	273,262
	8,604,399	3,812,460

The amount of inventory recognized as expense during the year is equivalent to the cost of sales for the year.

7. PREPAID EXPENSES AND OTHER

Details of prepaid expenses and other are as follows:

	2010 $	2009 $
Prepayments to suppliers and contractors	1,328,646	865,298
Deposits	235,063	215,036
Marketable securities	355,027	387,425
	1,918,736	1,467,759

8. MINING INTERESTS AND PLANT AND EQUIPMENT

Mining interests and plant and equipment, net of accumulated depreciation and depletion, are as follows:

	2010			2009		
	Cost $	Accumulated Depreciation, Depletion and Amortization $	Net Book Value $	Cost $	Accumulated Depreciation, Depletion and Amortization $	Net Book Value $
Mining interests	201,555,376	21,721,862	179,833,514	183,585,673	17,185,500	166,400,173
Plant and equipment	89,157,527	13,254,815	75,902,712	69,026,387	8,637,857	60,388,530
	290,712,903	34,976,677	255,736,226	252,612,060	25,823,357	226,788,703

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

8. MINING INTERESTS AND PLANT AND EQUIPMENT (continued)

A summary of the net book value of mining properties is as follows:

	2010			2009		
	Cost $	Accumulated Depletion and Amortization $	Net Book Value $	Cost $	Accumulated Depletion and Amortization $	Net Book Value $
MEXICO						
Producing properties						
La Encantada (a)	18,888,198	5,087,307	13,800,891	13,055,900	2,886,830	10,169,070
La Parrilla (b)	27,894,687	3,513,898	24,380,789	22,371,850	3,009,041	19,362,809
San Martin (c)	40,841,251	13,120,657	27,720,594	38,902,227	11,289,629	27,612,598
	87,624,136	21,721,862	65,902,274	74,329,977	17,185,500	57,144,477
Exploration properties						
La Encantada (a)	3,049,450	-	3,049,450	2,467,451	-	2,467,451
La Parrilla (b)	7,851,668	-	7,851,668	7,625,168	-	7,625,168
San Martin (c)	67,825,354	-	67,825,354	65,931,244	-	65,931,244
Del Toro (d)	12,466,106	-	12,466,106	11,855,627	-	11,855,627
Real de Catorce (e)	22,738,662	-	22,738,662	21,376,206	-	21,376,206
	113,931,240	-	113,931,240	109,255,696	-	109,255,696
	201,555,376	21,721,862	179,833,514	183,585,673	17,185,500	166,400,173

A summary of plant and equipment is as follows:

	2010			2009		
	Cost $	Accumulated Depreciation $	Net Book Value $	Cost $	Accumulated Depreciation $	Net Book Value $
La Encantada Silver Mine	54,041,339	4,556,261	49,485,078	42,001,694	1,954,699	40,046,995
La Parrilla Silver Mine	22,275,429	5,298,865	16,976,564	17,228,300	3,792,818	13,435,482
San Martin Silver Mine	11,501,455	3,361,671	8,139,784	9,751,407	2,889,290	6,862,117
Real de Catorce Silver Project	1,339,304	38,018	1,301,286	44,986	1,050	43,936
Used in Mining Operations	89,157,527	13,254,815	75,902,712	69,026,387	8,637,857	60,388,530
Corporate office equipment	1,096,160	604,242	491,918	767,782	358,501	409,281
	90,253,687	13,859,057	76,394,630	69,794,169	8,996,358	60,797,811

Details of plant and equipment and corporate office equipment by specific assets are as follows:

	2010			2009		
	Cost $	Accumulated Depreciation $	Net Book Value $	Cost $	Accumulated Depreciation $	Net Book Value $
Land	3,331,012	-	3,331,012	2,279,494	-	2,279,494
Automobile	734,870	238,871	495,999	401,056	204,920	196,136
Buildings	11,717,679	958,289	10,759,390	5,918,355	578,177	5,340,178
Machinery and equipment	67,669,464	11,410,207	56,259,257	26,154,678	7,311,470	18,843,208
Computer equipment	1,131,312	532,472	598,840	560,018	279,783	280,235
Office equipment	656,523	487,535	168,988	577,215	460,070	117,145
Leasehold improvements	332,483	231,683	100,800	320,304	161,938	158,366
Construction in progress [1][2]	4,680,344	-	4,680,344	33,583,049	-	33,583,049
	90,253,687	13,859,057	76,394,630	69,794,169	8,996,358	60,797,811

(1) Construction in progress includes $850,361 relating to La Encantada, $1,891,503 relating to La Parrilla and $1,938,480 relating to San Martin (December 31, 2009 - $31,283,949 relating to La Encantada, $535,604 relating to La Parrilla and $1,763,496 relating to San Martin).

(2) On April 1, 2010, the La Encantada mill expansion project was commissioned. Prior to April 1, 2010, the net amount of revenues less production costs of $2,770,596 (December 31, 2009 - $496,371) in connection with the sale of 316,680 silver equivalent ounces (December 31, 2009 – 54,277 silver equivalent ounces) in the form of precipitates during the pre-operating period from November 19, 2009 to March 31, 2010 were offset to construction in progress.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

8. MINING INTERESTS AND PLANT AND EQUIPMENT (continued)

(a) La Encantada Silver Mine, Coahuila State
The La Encantada Silver Mine is a producing underground mine located in Northern Mexico accessible via a 1.5 hour flight from Torreon, Coahuila. The La Encantada Silver Mine consists of a 3,750 tonnes per day cyanidation plant, a 1,000 tonnes per day flotation plant (currently in care-and-maintenance), an airstrip, and a village with 180 houses as well as administrative offices and infrastructure required for such an operation. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest town, Muzquiz, is 225 km away via mostly paved road. The Company owns 100% of the La Encantada Silver Mine. On April 1, 2010, the mill expansion project achieved commercial stage production and all revenues and costs from that date are recorded in the mine operating earnings.

(b) La Parrilla Silver Mine, Durango State
The La Parrilla Silver Mine is a system of connected underground producing mines consisting of the La Rosa/Rosarios/La Blanca, the San Marcos mine and the Quebradillas mine. La Parrilla is located approximately 65 km southeast of the city of Durango, in the State of Durango, Mexico. Located at the mine are: a 850 tonnes per day milling facility consisting of a 425 tpd cyanidation circuit and a 425 tpd flotation circuit, mining equipment, buildings and infrastructure related to the operation and mining concessions covering an area of 69,867 hectares. The Company owns 100% of the La Parrilla Silver Mine. In September 2010, the Company entered into an agreement to acquire an additional 15 hectares of surface rights at Quebradillas for total consideration of $348,710 (4.2 million Mexican pesos). At December 31, 2010, the Company had paid $75,194 (926,000 Mexican pesos). The remaining balance of $267,969 (3.3 million Mexican pesos) will be paid in 25 monthly instalments of $12,377 (150,000 Mexican pesos). The Company owns 45 hectares and leases an additional 69 hectares of surface rights. During 2010, the Company staked an additional 16,630 hectares of mining rights at Quebradillas, which created a 69,867 hectare contiguous block of mining rights surrounding the La Parrilla mining operations.

There is a net smelter royalty ("NSR") agreement of 1.5% of sales revenue associated with the Quebradillas Mine, with a maximum payable of US$2.5 million. The Company has an option to purchase the NSR at any time for an amount of US$2.0 million. For the year ended December 31, 2010, the Company paid royalties of $119,707 (US$116,208) (2009 - $154,585 or US$135,363). The sum of total royalties paid to date for the Quebradillas NSR is US$320,572 as at December 31, 2010.

(c) San Martin Silver Mine, Jalisco State
The San Martin Silver Mine is a producing underground mine located adjacent to the town of San Martin de Bolaños in Northern Jalisco State, Mexico. The operation consists of a 900 tonne per day cyanidation mill, flotation circuit, mine buildings, administrative offices and all related infrastructure. The mine is comprised of approximately 7,841 hectares of mineral rights, approximately 1,300 hectares of surface rights surrounding the mine, and another 104 hectares of surface rights where the mill is located. The Company owns 100% of the San Martin Silver Mine. The Company also owns the Jalisco Group of Properties which consist of 5,240 hectares of mining claims in Jalisco State, Mexico. In January 2011, the Company entered into a letter of intent to grant an option to acquire up to 90% interest in the Jalisco Group of Properties. See Note 22(a) for details.

(d) Del Toro Silver Mine, Zacatecas State
The Del Toro Silver Mine is located 60 km to the southeast of the Company's La Parrilla Silver Mine and consists of 393 contiguous hectares of mining claims and 129 hectares of surface rights covering the area surrounding the San Juan mine. The Del Toro Silver Mine consists of two old silver mines, the San Juan and Perseverancia mines, which are approximately one kilometre apart. The Company owns 100% of the Del Toro Silver Mine.

In July 2008, the Company acquired 46 hectares of mining rights ("Fatima") for US$387,500 in option payments due between 2008 and 2010. During 2010, the Company completed the acquisition by paying the remaining US$225,000 in option payments.

(e) Real de Catorce Silver Project, San Luis Potosi State
The Real de Catorce Silver Project is located 25 km west of the town of Matehuala in San Luis Potosi State, Mexico. The Real de Catorce property consists of 22 mining concessions covering 6,327 hectares. The Company owns 100% of the Real de Catorce Silver Project.

In November 2010, the Company agreed to acquire the 3% NSR, the surface rights of the property, the buildings located thereon covering the location of the previous mining operations, and all technical and geological information collected pertaining to the area, in consideration for US$3.0 million. Consideration for the purchase consisted of a cash payment of US$1.05 million and US$1.5 million in shares of the Company in November 2010, and US$0.45 million which was paid by January 31, 2011 and was included in accrued liabilities at December 31, 2010.

(f) Cuitaboca Silver Project, Sinaloa State
During the year ended December 31, 2009, management elected not to proceed with the acquisition of the Cuitaboca Silver Project. Accordingly, the historical investment totalling $2,589,824 was written off in 2009.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

9. DEBT FACILITIES

(a) Pre-Payment Facility
In August 2009, the Company entered into an agreement for a six-month pre-payment advance on the sale of lead concentrate. US$1.5 million was advanced against the Company's lead concentrate production from the La Parrilla Silver Mine for a period of six months. During 2010, the pre-payment facility was fully repaid. As at December 31, 2010, the balance owing on the pre-payment facility was $nil (2009 - $450,940).

(b) FIFOMI Loan Facilities
In October 2009, the Company entered into an agreement with the Mexican Mining Development Trust - Fideicomiso de Fomento Minero (FIFOMI) for two loan facilities, a capital asset loan and a working capital loan, totalling $4.3 million (53.8 million Mexican pesos). Funds from these loans were used for the completion of the 3,500 tonnes per day cyanidation plant at the La Encantada Silver Mine and for working capital purposes. The capital asset loan, for up to $3.7 million (47.1 million Mexican pesos), had interest at the Mexican interbank rate (4.5%) plus 7.51% per annum and was repayable over a 60-month period. The working capital loan, for up to $0.6 million (6.7 million Mexican pesos), had interest at the Mexican interbank rate plus 7.31% per annum and was a 90-day revolving loan. The loans were secured against real property, land, buildings, facilities, machinery and equipment at the La Encantada Silver Mine.

During the year ended December 31, 2010, the Company repaid the FIFOMI loan facilities. At December 31, 2010, the balance owing was $nil (2009 - $4,309,159). The early repayment has released the Company's security and all guarantees relating to the FIFOMI loans.

10. CAPITAL LEASE OBLIGATIONS

In 2007 and 2008, the Company completed lease financings for $14.1 million (US$11.2 million) of mining equipment. The Company paid 50% prior to the arrival of the equipment, and financed the remaining 50% in quarterly payments over a period of 24 months at 9% interest over the term of the lease. In March 2009, the Company refinanced the balance of $3.6 million (US$2.9 million) to be paid over 24 monthly payments commencing in February 2009 and to be completed by January 2011 with interest payable at 9% on the outstanding principal balance, secured by a guarantee from the Company.

In January 2009, the Company completed additional lease financing arrangements for plant equipment, committing the Company to payments of $2.6 million (US$2.0 million) over a period of 36 months with monthly payments of $48,460 (US$38,420) consisting of principal plus 12.5% interest on outstanding balances, plus an additional 12 monthly lease payments of $43,640 (US$34,600) consisting of principal only.

During 2010, the Company entered into various lease financing arrangements for $3.7 million (US$3.7 million) of mining equipment. The Company paid 15% prior to delivery of the equipment, and financed the remaining 85% over a period of 48 months at an interest rate of 7.9%. The leases are secured by guarantees from the Company.

The following is a schedule of future minimum lease payments under the capital leases as at December 31, 2010 and 2009:

	2010 $	2009 $
2010 Gross lease payments	-	2,235,960
2011 Gross lease payments	1,400,895	684,364
2012 Gross lease payments	1,048,062	139,309
2013 Gross lease payments	915,083	-
2014 Gross lease payments	709,881	-
	4,073,921	3,059,633
Less: interest	(516,407)	(251,997)
Total payments, net of interest	3,557,514	2,807,636
Less: current portion	(1,239,939)	(2,139,352)
Capital lease obligation - long-term portion	**2,317,575**	**668,284**

11. OTHER LONG TERM LIABILITIES

In 1992, El Pilon entered into a contract with a Mexican bank, whereby the bank committed to advance cash to El Pilon in exchange for silver to be delivered in future instalments. The bank failed to advance the fully agreed amount, and El Pilon therefore refused to deliver the silver. El Pilon sued the bank for breach of contract. The Company believes it will retain the advance received from the bank, but the ultimate outcome is uncertain. The aggregate potential liability accrued at December 31, 2010 including interest and penalties amounts to $767,766 (2009-$753,657).

FIRST MAJESTIC SILVER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

12. ASSET RETIREMENT OBLIGATIONS

	2010 $	2009 $
Balance, beginning of the year	4,336,088	5,304,369
Effect of change in estimates	1,387,413	(877,834)
Interest accretion	375,672	445,090
Effect of translation of foreign currencies	5,129	(535,537)
Balance, end of the year	**6,104,302**	**4,336,088**

Asset retirement obligations allocated by mineral properties are as follows:

	Anticipated Date	2010 $	2009 $
La Encantada Silver Mine	2017	2,233,125	1,815,518
La Parrilla Silver Mine	2018	1,675,646	998,293
San Martin Silver Mine	2019	1,725,450	1,522,277
Real de Catorce Project	2028	470,081	-
		6,104,302	**4,336,088**

During the year ended December 31, 2010, the Company reassessed its reclamation obligations at each of its mines based on updated mine life estimates, rehabilitation and closure plans. The total undiscounted amount of estimated cash flows required to settle the Company's estimated obligations is $7.8 million (2009 - $6.1 million), which has been discounted using a credit adjusted risk free rate of 8.5% (2009 - 8.5%), of which $2.1 million (2009 - $1.7 million) of the reclamation obligation relates to the La Parrilla Silver Mine, $2.2 million (2009 - $2.0 million) of the obligation relates to the San Martin Silver Mine, $2.7 million (2009 - $2.5 million) relates to the La Encantada Silver Mine and $0.8 million (2009 - $nil) relates to the Real de Catorce Project. The present value of the reclamation liabilities may be subject to change based on management's current estimates, changes in the remediation technology or changes to the applicable laws and regulations. Such changes will be recorded in the accounts of the Company as they occur.

13. SHARE CAPITAL

(a) Authorized – unlimited number of common shares without par value

Issued	2010		2009	
	Shares	$	Shares	$
Balance - beginning of the year	92,648,744	244,241,006	73,847,810	196,648,345
Issued during the year				
For cash:				
Exercise of options	3,573,125	11,295,994	36,250	68,838
Exercise of warrants	1,185,250	4,045,975	50,000	165,000
Public offering of units (i)	-	-	8,487,576	18,840,890
Private placements (ii)	-	-	4,167,478	9,051,069
For debt settlements (iii)	-	-	1,191,852	2,741,260
For Normabec acquisition (iv)	-	-	4,867,778	16,696,479
For acquisition of assets at Real de Catorce (Note 8(e))	152,798	1,514,228	-	-
For conversion of shares to be issued	500	2,420	-	-
Transfer of contributed surplus for stock options and warrants exercised	-	4,404,907	-	29,125
Balance - end of the year	**97,560,417**	**265,504,530**	**92,648,744**	**244,241,006**

(i) In March 2009, the Company completed a public offering with a syndicate of underwriters who purchased 8,487,576 units at an issue price of $2.50 per unit for net proceeds to the Company of $19,689,648, of which $18,840,890 was allocated to the common shares and $848,758 was allocated to the warrants. Each unit consisted of one common share in the capital of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share at a price of $3.50 expiring on March 5, 2011.

FIRST MAJESTIC SILVER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

13. SHARE CAPITAL (continued)

(a) Authorized – unlimited number of common shares without par value (continued)

(ii) In August and September 2009, the Company completed non-brokered private placements consisting of an aggregate of 4,167,478 units at a price of $2.30 per unit for net proceeds to the Company of $9,440,069, of which $9,051,069 was allocated to the common shares and $389,000 was allocated to the warrants. Each unit consisted of one common share and one-half of one common share purchase warrant, with each full warrant entitling the holder to purchase one additional common share of the Company at an exercise price of $3.30 per share for a period of two years after closing. A total of 1,749,500 warrants expire on August 20, 2011, and 334,239 warrants expire on September 16, 2011. Finders' fees in the amount of $101,016 and 50,000 warrants were paid regarding a portion of these private placements. The finder's warrants are exercisable at a price of $3.30 per share and expire on August 20, 2011.

(iii) In August and September 2009, the Company settled certain current liabilities amounting to $2,741,260 by the issuance of 1,191,852 common shares of the Company at a value of $2.30 per share.

(iv) On November 13, 2009, the Company issued 4,867,778 common shares at a value of $3.43 per share in connection with the acquisition of Normabec (see Note 18).

(b) Stock Options

Under the terms of the Company's Stock Option Plan, the maximum number of shares reserved for issuance under the Plan is 10% of the issued shares on a rolling basis. Options may be exercisable over periods of up to five years as determined by the board of directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options are subject to vesting with 25% vesting upon issuance and 25% vesting each six months thereafter.

The changes in stock options outstanding for the years ended December 31, 2010 and 2009 are as follows:

	2010		2009	
	Number of Shares	Weighted Average Exercise Price $	Number of Shares	Weighted Average Exercise Price $
Balance, beginning of the year	8,603,750	3.50	6,862,500	3.84
Granted	2,003,000	10.03	2,842,500	2.88
Exercised	(3,573,125)	3.16	(36,250)	1.90
Expired	(568,750)	4.63	(1,065,000)	4.11
Balance, end of the year	**6,464,875**	**5.61**	**8,603,750**	**3.50**

The following table summarizes both the stock options outstanding and those that are exercisable at December 31, 2010:

Price $	Options Outstanding	Options Exercisable	Expiry Dates
4.02	30,000	30,000	May 15, 2011
4.30	200,000	200,000	June 19, 2011
4.67	50,000	50,000	July 4, 2011
4.15	220,000	220,000	July 28, 2011
3.62	190,000	190,000	August 28, 2011
4.32	140,000	140,000	December 6, 2011
4.41	300,000	300,000	December 22, 2011
5.00	140,000	140,000	February 7, 2012
2.03	542,500	542,500	May 7, 2012
2.62	27,500	12,500	September 16, 2012
2.96	12,500	6,250	October 28, 2012
4.34	925,000	925,000	December 5, 2012
3.52	455,000	320,000	December 7, 2012
3.70	456,250	328,750	December 15, 2012
3.56	200,000	100,000	February 2, 2013
3.15	12,500	-	March 19, 2013
3.98	90,000	45,000	May 13, 2013
3.74	75,000	25,000	May 15, 2013
3.94	10,000	5,000	June 3, 2013
4.47	50,000	25,000	June 28, 2013
4.04	100,000	25,000	August 9, 2013
3.62	100,000	100,000	August 28, 2013
12.44	993,000	248,250	December 15, 2013
2.03	358,125	358,125	May 7, 2014
2.32	12,500	12,500	June 15, 2014
3.70	325,000	237,500	December 15, 2014
12.44	450,000	112,500	December 15, 2015
Total	**6,464,875**	**4,698,875**	
Weighted average exercise price	**$ 5.61**	**$ 4.32**	

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

13. SHARE CAPITAL (continued)

(b) Stock Options (continued)

During the year ended December 31, 2010, the Company granted stock options to directors, officers and employees to purchase 2,003,000 (2009 - 2,842,500) shares of the Company. Pursuant to the Company's policy of accounting for the fair value of stock-based compensation over the applicable vesting period, the fair value of stock options granted during the year was $8,400,000 (2009 - $3,991,000), of which $2,603,046 (2009 - $1,455,279) was expensed in the current year and the remaining balance will be amortized over the remaining vesting period of the stock options.

The weighted average fair value of each stock options granted during the year was $4.19 (2009 - $1.41). Fair value of stock options is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	2010 $	2009 $
Risk-free interest rate	1.6%	1.1%
Estimated volatility	72.4%	83.7%
Expected life	2.1 years	2.2 years
Expected dividend yield	0%	0%

The Black-Scholes option pricing model requires the use of the above noted estimates and assumptions including the expected volatility of share prices. Changes in these underlying assumptions can materially affect the fair value estimates, therefore, the Black-Scholes model does not necessarily provide an accurate measure of the ongoing actual fair value of the Company's stock options.

(c) Share Purchase Warrants
The changes in share purchase warrants for the years ended December 31, 2010 and 2009 are as follows:

	2010		2009	
	Number of Shares	Weighted Average Exercise Price $	Number of Shares	Weighted Average Exercise Price $
Balance, beginning of the year	11,357,465	5.04	5,078,791	6.99
Issued (i)(ii)(iii)(iv)	-	-	6,638,492	3.66
Exercised	(1,185,250)	3.41	(50,000)	3.30
Cancelled or expired	(5,029,938)	7.06	(309,818)	7.69
Balance, end of the year	5,142,277	3.44	11,357,465	5.04

(i) On March 5, 2009, the Company issued 4,243,788 warrants exercisable at a price of $3.50 per share exercisable for a period of two years. The warrants were detachable warrants issued in connection with the 8,487,576 unit offering. The fair value of the warrants was estimated using the Black-Scholes Option Pricing Model (assumptions include a risk free rate of 1.5%, market sector volatility of 35.0%, expected life of 2 years and expected dividend yield of 0%) and $848,758 was credited to contributed surplus.

(ii) On August 20, 2009, the Company issued 1,799,500 warrants exercisable at a price of $3.30 per share exercisable for a period of two years. The warrants were issued in connection with a non-brokered private placement of 3,499,000 units. The fair value of the warrants was estimated using the Black-Scholes Option Pricing Model (assumptions include a risk free rate of 1.15%, market adjusted volatility of 38.5%, expected life of 2 years and expected dividend yield of 0%) and $328,047 was credited to contributed surplus.

(iii) On September 16, 2009, the Company issued 334,239 warrants exercisable at a price of $3.30 per share exercisable for a period of two years. The warrants were issued in connection with a non-brokered private placement of 668,478 units. The fair value of the warrants was estimated using the Black-Scholes Option Pricing Model (assumptions include a risk free rate of 1.15%, market adjusted volatility of 38.5%, expected life of 2 years and expected dividend yield of 0%) and $60,953 was credited to contributed surplus.

(iv) On November 13, 2009, the Company issued 118,527 warrants exercisable at a price of $9.11 per share expiring on December 13, 2009 and 142,438 warrants exercisable at a price of $9.11 per share expiring on January 2, 2010 in connection with the acquisition of Normabec (see Note 18). The fair value of the warrants was estimated using the Black-Scholes Option Pricing Model (assumptions include a risk free rate of 1.26%, volatility of 67%, expected life of 0.1 years and expected dividend yield of 0%). Value of these warrants was nominal and no value was credited to contributed surplus.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

13. SHARE CAPITAL (continued)

(c) Share Purchase Warrants (continued)
The following table summarizes the share purchase warrants outstanding at December 31, 2010:

Exercise Price $	Warrants Outstanding	Expiry Dates
3.50	3,570,538	March 5, 2011
3.30	1,300,000	August 20, 2011
3.30	271,739	September 16, 2011
	5,142,277	

(d) Share Capital to be Issued
On June 5, 2006, pursuant to the acquisition of First Silver Reserve Inc. and the San Martin Mine, First Majestic and First Silver entered into a business combination agreement whereby First Majestic acquired the 36.25% remaining minority interest in securities of First Silver resulting in First Silver becoming a wholly owned subsidiary of First Majestic.

At December 31, 2010, the prior shareholders of First Silver had yet to exchange the remaining 113,254 (2009 - 114,254) shares of First Silver, exchangeable for 56,627 (2009 - 57,127) shares of First Majestic resulting in a remaining value of shares to be issued of $274,075 (2009 - $276,495).

Any certificate formerly representing First Silver shares not duly surrendered on or prior to September 14, 2012 will cease to represent a claim or interest of any kind or nature, including a claim for dividends or other distributions against First Majestic or First Silver by any former First Silver shareholder. After such date, all First Majestic shares to which the former First Silver shareholder was entitled shall be deemed to have been cancelled.

14. REVENUE

Details of the components of revenue are as follows:

	2010 $	2009 $
Combined revenue - silver doré bars, concentrates, and bullion	138,189,740	76,596,113
Less: intercompany eliminations	(6,016,853)	(5,070,039)
Consolidated gross revenue	132,172,887	71,526,074
Less: refining, smelting, net of intercompany eliminations	(7,620,841)	(9,310,475)
Less: metal deductions, net of intercompany eliminations	(3,786,685)	(2,704,930)
Net revenue	**120,765,361**	**59,510,669**

The La Encantada mill expansion project achieved commercial stage of production on April 1, 2010. Sales incurred during the pre-operating period were recorded as a reduction of capital costs and are excluded from sales revenue. As a result, sales of $4,718,618 (2009 - $944,468) in connection with the sale of 262,403 (2009 - 54,277) silver equivalent ounces of precipitates during the year have been excluded from the above net revenue table.

15. INCOME TAXES

The reconciliation of the income tax provision computed at substantively enacted statutory rates to the reported income tax provision is as follows:

	2010 $	2009 $
Combined federal and provincial income tax rate	28.50%	30.00%
Income tax expense (benefit) computed at Canadian statutory rates	13,398,425	924,010
Non-deductible expenses	2,101,782	424,678
Impact of change in tax rates on future income taxes	809,851	(836,147)
Difference between statutory and actual tax rates	773,876	(241,100)
Foreign exchange	(1,235,887)	(2,409,644)
Change in valuation allowance	(5,869,351)	(1,493,871)
Other	928,378	401,882
Income tax expense (recovery) for the year	**10,907,074**	**(3,230,192)**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

15. INCOME TAXES (continued)

Significant components of the Company's future tax assets and liabilities, after applying substantively enacted corporate income tax rates, are as follows:

	2010 $	2009 $
Future income tax assets		
Net tax losses carried forward	11,451,103	19,453,298
Other assets/liabilities	2,365,209	3,235,061
Share issue costs	963,116	1,707,129
Capital losses	71,011	530,986
Valuation allowance	(501,428)	(6,175,094)
Net future income tax assets	14,349,011	18,751,380
Future income tax liabilities		
Excess of carrying value of mineral property assets over tax value	(53,673,098)	(47,168,391)
Future income tax liabilities, net	**(39,324,087)**	**(28,417,011)**
Future income tax asset - current	**2,310,559**	**-**
Future income tax asset - long term	**738,379**	**-**
Future income tax liability - long term	**(42,373,025)**	**(28,417,011)**
Future income tax liabilities, net	**(39,324,087)**	**(28,417,011)**

At December 31, 2010, the Company has non-capital losses available for tax purposes for which no valuation allowance was recorded consisting of:

	Amount $	Expiry
Canada	7,392,848	2026 - 2027
Mexico	30,291,726	2016 - 2020

The Company has capital losses available for deduction against future capital gains of $0.5 million (2009 - $4.1 million) that may be available for tax purposes in Canada. These capital losses may be carried forward indefinitely. Management believes that uncertainty exists regarding the realization of certain future tax assets and therefore a valuation allowance has been recorded.

16. SEGMENTED INFORMATION

The Company has three operating segments located in Mexico, one retail market segment in Canada and one corporate segment with locations in Canada and Mexico. The San Martin operations consist of the San Martin Silver Mine, the San Martin property and the Jalisco Group of Properties. The La Parrilla operations consist of the La Parrilla Silver Mine, the Del Toro Silver Mine, the La Parrilla properties and the Del Toro properties. The La Encantada operations consist of the La Encantada Silver Mine and the La Encantada property.

These reportable operating segments are summarized in the table below:

	2010					
	San Martin operations $	La Parrilla operations $	La Encantada operations $	Coin Sales $	Corporate and Other Eliminations $	Total $
Revenue	24,626,577	31,650,272	63,223,142	6,661,640	(5,396,270)	120,765,361
Cost of sales	12,621,429	12,514,539	23,780,542	5,749,646	(4,831,666)	49,834,491
Mine operating earnings (loss)	9,202,897	16,504,128	35,117,002	911,994	(564,604)	61,171,416
Net income (loss)	5,296,440	3,959,434	20,244,019	911,994	5,693,059	36,104,945
Capital expenditures	5,966,865	11,395,805	17,753,392	-	4,101,044	39,217,106
Total assets	108,690,238	70,693,429	78,652,217	393,973	63,038,163	321,468,020

	2009					
	San Martin operations $	La Parrilla operations $	La Encantada operations $	Coin Sales $	Corporate and Other Eliminations $	Total $
Revenue	20,122,274	22,377,951	16,789,464	5,132,099	(4,911,119)	59,510,669
Cost of sales	11,592,357	11,923,081	10,523,284	4,860,844	(4,547,713)	34,351,853
Mine operating earnings (loss)	6,436,510	7,527,047	4,589,546	271,255	(363,406)	18,460,952
Net income (loss)	810,562	5,134,646	1,824,558	271,255	(1,730,796)	6,310,225
Capital expenditures	3,256,314	6,688,038	28,672,840	-	180,088	38,797,280
Total assets	103,851,426	60,345,275	62,556,787	651,642	24,068,333	251,473,463

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

17. VENDOR LIABILITY AND INTEREST

In May 2006, First Majestic acquired control of First Silver Reserve Inc. ("First Silver") for $53,365,519. The purchase price was payable to the shareholder of First Silver (the "Majority Shareholder") in three instalments. The first instalment of $26,682,759, for 50% of the purchase price, was paid upon closing on May 30, 2006. An additional 25% instalment of $13,341,380 was paid on May 30, 2007. The final 25% instalment of $13,341,380 was due on May 30, 2008, and interest on the outstanding vendor balance amounting to $14,258,332 was paid into a trust account of the Company and First Silver against the Majority Shareholder pending the outcome of the claims.

In November 2007, an action was commenced by the Company and First Silver against the Majority Shareholder (the "Defendant") who was previously a director, President & Chief Executive Officer of First Silver. The Company and First Silver alleged that, while holding the positions of director, President and Chief Executive Officer, the Majority Shareholder engaged in a course of deceitful and dishonest conduct in breach of his fiduciary and statutory duties owed to First Silver, which resulted in the Majority Shareholder acquiring a mine which was First Silver's right to acquire. Management believes that there are substantial grounds to this claim, however, the outcome of this litigation is not presently determinable.

On March 14, 2008, the Defendant filed a Counterclaim in the Action against the Company in which he claimed for unpaid amounts and interest arising out of the agreement between the Company and the Defendant under which the Company acquired the Defendant's shares (approximately 24,649,200 shares) in First Silver. As of July 16, 2009, the claimed unpaid amount, together with interest calculated at the contractual interest rate of 6% amounted to $14,881,912.

On July 16, 2009, an Order was granted by the Court, with the consent of all parties, under which the Defendant obtained a judgment in the amount of $14,881,912. The Company agreed to pay $14,258,332 into the Defendant's lawyer's trust account (the "Trust Funds") in partial payment of the Judgment. The Consent Order requires that the Trust Funds be held pending the outcome of the Action. The trial is scheduled to commence in the Supreme Court of British Columbia, Vancouver, British Columbia on April 17, 2012. The Consent Order does not affect the standing of the Company's claims for relief against the Defendant in the Action. These funds would only become accessible to the Company in the event of a favourable outcome to the litigation.

18. ACQUISITION OF NORMABEC MINING RESOURCES LTD.

On November 13, 2009, the Company completed a plan of arrangement (the "Arrangement") to acquire all of the issued and outstanding shares of Normabec Mining Resources Ltd. ("Normabec"). Normabec's primary asset is the Real de Catorce Project located 25 km west of the town of Matehuala in San Luis Potosi State, Mexico.

Concurrent with the completion of the Arrangement, the non-Mexican assets of Normabec were divested to a newly formed entity Brionor Resources Inc. ("Brionor"). Holders of Normabec shares received 0.060425 First Majestic shares and 0.25 Brionor shares for each Normabec common share.

The Company also purchased, via private placement, 2,115,195 common shares of Brionor for an aggregate purchase price of $300,000, representing a price per share of approximately $0.1418. These shares represented 9.9% of the total issued and outstanding shares of Brionor upon completion of the transaction at November 13, 2009. Brionor is a public company listed on the TSX Venture Exchange.

The acquisition of Normabec has been accounted for as an asset acquisition, with First Majestic identified as the acquirer, and with First Majestic recording the acquisition at its estimated fair value at the date of acquisition.

The allocation of the purchase price to the assets acquired and liabilities assumed on November 13, 2009 was as follows:

	$
Consideration:	
Arrangement shares (4,652,778 at $3.43)	15,959,029
Settlement of liabilities with cash and shares ($196,762 in cash and 215,000 shares at $3.43)	934,212
Other costs incurred relating to the acquisition of Normabec	504,297
	17,397,538
Allocation of purchase price:	
Net working capital	154,914
Investments	38,513
Property, plant and equipment	44,986
Mining rights	21,215,673
Future income taxes	(4,056,548)
	17,397,538

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

19. CONTINGENT LIABILITIES

Due to the size, complexity and nature of the Company's operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

20. COMMITMENTS

The Company is obligated to make certain mining property option payments as described in Note 8(b), in connection with the acquisition of its mineral property interests.

The Company has office lease and annual operating costs commitments as follows:

Year	$
2011	231,600
2012	57,900
Total	**289,500**

The Company is committed to making severance payments in the amount of approximately $2.5 million (2009 - $1.9 million), subject to certain adjustments, to four officers in the event of a change of control of the Company.

21. NON-CASH FINANCING AND INVESTING ACTIVITIES

	2010 $	2009 $
NON-CASH FINANCING AND INVESTING ACTIVITIES:		
Issuance of shares for acquisition of assets of the Real de Catorce project	1,514,228	16,696,479
Assets acquired by capital lease	3,146,633	2,259,380
Transfer of contributed surplus upon exercise of stock options and warrants	4,404,907	29,125
Conversion of shares to be issued to common shares outstanding	2,420	-
Fair value of warrants issued	-	1,237,758
Issuance of shares for debt settlement	-	2,741,260

22. SUBSEQUENT EVENTS

Subsequent to December 31, 2010:

(a) In January 2011, the Company entered into a Letter of Intent whereby the Company has agreed to grant an option to acquire up to 90% in the Jalisco Group of Properties (the "Properties") located in the Jalisco State, Mexico. Upon execution of a definitive agreement, expected to take place within 90 days, the optionee will be required to issue 10 million shares of common stock to the Company and spend $3 million over the first 3 years to earn a 50% interest and $5 million over 5 years to earn a 70% interest. In order to obtain a 90% interest, the optionee is required to complete a bankable feasibility study within 7 years. First Majestic will retain a 10% free carried interest and a 2.375% NSR.

(b) From January 1, 2011 to February 25, 2011, 389,325 options and 1,989,300 warrants were exercised for gross proceeds of $8,191,259.

23. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ in certain material respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States ("US GAAP").

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

23. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Consolidated Statements of Income
The reconciliation between Canadian GAAP and US GAAP of the net income is as follows:

	2010 $	2009 $
NET INCOME UNDER CANADIAN GAAP	36,104,945	6,310,225
Adjusted for:		
Write-off of exploration expenditures (a)	(2,295,116)	(3,165,664)
Pre-operating income (b)	1,415,482	297,344
Depletion expense (c)	(4,600,018)	(2,177,516)
Future income tax recovery (d)	1,478,026	1,435,089
NET INCOME UNDER US GAAP	32,103,319	2,699,478
EARNINGS PER SHARE UNDER US GAAP		
Basic	$ 0.34	$ 0.03
Diluted	$ 0.32	$ 0.03
WEIGHTED AVERAGE NUMBER OF COMMON SHARES		
Basic	93,587,581	83,389,253
Diluted	98,857,498	85,913,487

Comprehensive Income (Loss)
Comprehensive income (loss) under US GAAP is as follows:

	2010 $	2009 $
NET INCOME UNDER US GAAP	32,101,319	2,699,478
Other comprehensive loss under Canadian GAAP:	(611,580)	(17,022,524)
Adjusted for:		
Translation adjustment (e)	(344,567)	4,028,278
	(956,147)	(12,994,246)
COMPREHENSIVE INCOME (LOSS) UNDER US GAAP	31,145,172	(10,294,768)

Consolidated Balance Sheets
The reconciliation between Canadian GAAP and US GAAP of the total assets, total liabilities and total shareholders' equity is as follows:

	2010 $	2009 $
TOTAL ASSETS UNDER CANADIAN GAAP	321,468,020	251,473,463
Adjustment to:		
Mining interests, plant and equipment related to:		
Exploration expenditures (a)	(41,437,142)	(38,797,459)
Pre-operating income (b)	1,710,826	297,344
Depletion expense (c)	(6,992,329)	(2,392,311)
TOTAL ASSETS UNDER US GAAP	274,749,375	210,581,037
TOTAL LIABILITIES UNDER CANADIAN GAAP	65,649,225	52,552,863
Adjustment to future tax liabilities (d)	(14,383,370)	(12,905,344)
TOTAL LIABILITIES UNDER US GAAP	51,265,855	39,647,519
SHAREHOLDERS' EQUITY UNDER CANADIAN GAAP	255,818,795	198,920,600
Cumulative mining interests adjustment (a)	(46,211,180)	(43,916,064)
Cumulative adjustment for pre-operating income (b)	1,710,826	297,344
Cumulative adjustment to depletion (c)	(6,992,329)	(2,392,311)
Cumulative adjustment to future income taxes (d)	14,383,370	12,905,344
Cumulative adjustment to accumulated other comprehensive loss (e)	4,774,038	5,118,605
SHAREHOLDERS' EQUITY UNDER US GAAP	223,483,520	170,933,518
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY UNDER US GAAP	274,749,375	210,581,037

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

23. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

The components of shareholders' equity under US GAAP would be as follows:

	2010 $	2009 $
Share capital	265,504,530	244,241,006
Share capital to be issued	274,075	276,495
Contributed surplus	27,952,397	27,808,671
Accumulated other comprehensive loss	(36,076,456)	(35,120,309)
Deficit	(34,171,026)	(66,272,345)
Total shareholders' equity	**223,483,520**	**170,933,518**

Consolidated Statements of Cash Flows
The reconciliation between Canadian GAAP and US GAAP of the statements of cash flows is as follows:

	2010 $	2009 $
OPERATING ACTIVITIES UNDER CANADIAN GAAP	**58,368,458**	**6,703,029**
Adjustment for:		
Exploration expenditures (a)	(2,295,116)	(3,165,664)
Pre-operating income (b)	2,477,213	416,887
OPERATING ACTIVITIES UNDER US GAAP	**58,550,555**	**3,954,252**
INVESTING ACTIVITIES UNDER CANADIAN GAAP	**(31,561,291)**	**(49,633,572)**
Adjustment for:		
Exploration expenditures (a)	2,295,116	3,165,664
Pre-operating income (b)	(2,477,213)	(416,887)
Change in restricted cash (g)	-	13,940,237
INVESTING ACTIVITIES UNDER US GAAP	**(31,743,388)**	**(32,944,558)**
FINANCING ACTIVITIES UNDER CANADIAN GAAP AND US GAAP	**8,369,232**	**31,379,833**
INCREASE IN CASH AND CASH EQUIVALENTS	**35,176,399**	**2,389,527**
EFFECT OF EXCHANGE RATE ON CASH HELD IN FOREIGN CURRENCY	**(125,488)**	**16,380**
OPENING CASH AND CASH EQUIVALENTS - US GAAP	**5,889,793**	**3,483,886**
CLOSING CASH AND CASH EQUIVALENTS - US GAAP	**40,940,704**	**5,889,793**

(a) Exploration expenditures
Canadian GAAP allows exploration costs to be capitalized during the search for a commercially mineable body of ore if the Company considers such costs to have the characteristics of fixed assets. Under US GAAP, exploration expenditures on mining interests can only be deferred subsequent to the establishment of mining reserves as defined under SEC regulations. For US GAAP purposes, the Company has expensed exploration expenditures in the period incurred.

(b) Revenues and expenditures during the pre-operating period
For Canadian GAAP purposes, the La Encantada Mill Expansion Project had not achieved a commercial stage of production until April 1, 2010 and therefore the net amount of revenues less production costs in connection with the sale of 261,957 (2009 - 54,277) silver equivalent ounces of precipitates during the pre-operating period were recorded to construction in progress. Under US GAAP, the production stage is deemed to begin when saleable minerals are extracted from an ore body, regardless of the level of production. The earlier commencement of commercial production under US GAAP for the year ended December 31, 2010 results in an increase in income of $1,415,482 (2009 - $297,344) with a corresponding increase to construction in progress.

(c) Depletion expense
The adjustment to depletion expense is comprised of the following:

(i) Depletion expense under Canadian GAAP is higher than under US GAAP, as a result of differences in the carrying amounts of mining interests under Canadian GAAP and US GAAP as described in Note 23(a).
(ii) The earlier commencement of commercial production under US GAAP as described in Note 23(b) results in an increase in depletion expense under US GAAP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

23. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(c) Depletion expense (continued)

(iii) For Canadian GAAP purposes, acquisition, development and deferred exploration costs related to mining interests are depleted on a units-of-production basis over the estimated economic life of the ore body following commencement of production. The estimated economic life of the ore body for certain mining properties includes a portion of mineralization expected to be classified as reserves, as opposed to only proven and probable reserves. Under US GAAP, in accordance with the United States Securities and Exchange Commission Industry Guide 7, the base used for the depletion calculation is limited to proven and probable reserves resulting in higher depletion expense.

(d) Income taxes

The income tax adjustment reflects the impact on income taxes of the US GAAP adjustments described above. Accounting for income taxes under Canadian and US GAAP is similar, except that income tax rates of enacted or substantively enacted tax law must be used to calculate future income tax assets and liabilities under Canadian GAAP, whereas only income tax rates of enacted tax law can be used under US GAAP.

(e) Cumulative translation adjustment

The cumulative translation adjustment recorded as a component of accumulated other comprehensive income under Canadian GAAP is lower than under US GAAP, as a result of differences in the carrying amounts of mining interests under Canadian and US GAAP.

(f) Income taxes related to uncertain income tax positions

US GAAP prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its consolidated financial statements uncertain income tax positions that it has taken or expects to take on a tax return (including a decision whether to file or not to file a return in a particular jurisdiction). Canadian GAAP has no similar requirements related to the measurement of uncertain income tax positions. The Company identified no measurement differences related to uncertain tax positions.

The following additional disclosures relating to income taxes are required under US GAAP:

Tax years subject to examination by jurisdiction are:
Canada	2003 – 2010
Mexico	2004 – 2010

(g) Restricted cash

For US GAAP purposes, restricted cash has been excluded from cash and cash equivalents for the periods presented and the change in restricted cash for the period has been classified as investing activities.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Forward-Looking Statements

Certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan", "expect", "forecast", "project", "intend", "believe", "anticipate", "outlook" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties related to the availability of and costs of financing needed in the future and other factors described in the Company's Annual Information Form under the heading "Risk Factors". The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

PRELIMINARY INFORMATION

First Majestic Silver Corp. ("First Majestic" or "the Company") is in the business of producing silver, developing, exploring and acquiring mineral properties with a focus on silver production in Mexico. The Company's shares trade on the New York Stock Exchange under the symbol "AG" and the Company's shares and warrants trade on the Toronto Stock Exchange under the symbols "FR" and "FR.WT.B", respectively. The common shares are also quoted on the Frankfurt, Berlin, Munich and Stuttgart Stock Exchanges under the symbol "FMV". Silver producing operations of the Company are carried out through three operating mines: the La Encantada, La Parrilla, and San Martin Silver Mines.

The following Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2010. Additional information on the Company, including the Company's Annual Information Form, is also available on SEDAR at www.sedar.com, and on the Company's website at www.firstmajestic.com.

This MD&A relates to the consolidated operations of the Company and its wholly-owned direct subsidiaries: Corporación First Majestic, S.A. de C.V. ("CFM"), First Silver Reserve Inc. ("First Silver") and Normabec Mining Resources Ltd. ("Normabec") as well as its indirect wholly-owned subsidiaries: First Majestic Plata, S.A. de C.V. ("First Majestic Plata"), Minera El Pilon, S.A. de C.V. ("El Pilon"), Minera La Encantada, S.A. de C.V. ("La Encantada"), Majestic Services S.A. de C.V. ("Majestic Services"), Minera Real Bonanza, S.A. de C.V. ("MRB") and Servicios Minero-Metalurgicos e Industriales, S.A. de C.V. ("Servicios"). First Silver underwent a wind up and distribution of its assets and liabilities to the Company in December 2007 but First Silver has not been dissolved for legal purposes pending the outcome of litigation in which it is involved as the plaintiff.

QUALIFIED PERSONS

Leonel Lopez, C.P.G., P.G. of Pincock Allen & Holt is the independent Qualified Person for the Company, and Ramon Davila, Ing, the Company's Chief Operating Officer is also a certified Qualified Person. Leonel Lopez has reviewed the technical information reported in the National Instrument 43-101 technical reports regarding the La Parrilla Silver Mine, the La Encantada Silver Mine, the San Martin Silver Mine and the Del Toro Silver Mine. Ramon Davila has reviewed this MD&A for QP technical disclosures. All National Instrument 43-101 technical reports can be found on the Company's website at www.firstmajestic.com or on SEDAR at www.sedar.com.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2010

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), and all dollar amounts are expressed in Canadian dollars unless otherwise indicated. Significant differences from accounting principles and practices generally accepted in the United States ("US GAAP") are discussed in Note 23 of the consolidated financial statements. All information contained in this MD&A is current as of February 25, 2011 unless otherwise stated.

2010 ANNUAL AND FOURTH QUARTER HIGHLIGHTS

HIGHLIGHTS	Fourth Quarter 2010	Change from Fourth Quarter 2009	Full Year 2010	Change from Full Year 2009
Gross Revenue	$42.4 million	Up 98%	$132.2 million	Up 85%
Net Revenue	$40.1 million	Up 118%	$120.8 million	Up 103%
Mine Operating Earnings	$23.9 million	Up 195%	$61.2 million	Up 231%
Net Income after Taxes	$13.9 million	Up 459%	$36.1 million	Up 472%
Cash Flow Per Share (a non-GAAP measure)	$0.23 per share	Up 292%	$0.62 per share	Up 676%
Earnings Per Share - basic	$0.15 per share	Up 392%	$0.39 per share	Up 410%
Silver Ounces Produced (excluding equivalent ounces of gold, zinc and lead)	1,757,332 ounces Ag	Up 59%	6,529,325 ounces Ag	Up 72%
Silver Equivalent Production	1,827,987 eq. oz.	Up 46%	7,024,056 eq. oz.	Up 62%
Silver Equivalent Ounces Sold	1,690,741 eq. oz.	Up 48%	6,482,637 eq. oz.	Up 53%
Total Cash Costs per Ounce	US$8.16	Down 5%	US$7.94	Down 6%
Direct Cash Costs per Ounce	US$6.50	Up 14%	US$5.85	Up 4%
Average Revenue per Ounce Sold	US$24.74	Up 40%	US$19.79	Up 34%
Cash and Cash Equivalents (as at December 31)	$40.9 million	Up 595%	$40.9 million	Up 595%

- Generated Gross Revenue of $132.2 million for the year ended 2010 compared to $71.5 million in 2009, an increase of $60.6 million or 85%.

- Generated Gross Revenue of $42.4 million for the fourth quarter of 2010 compared to $21.4 million in the fourth quarter of 2009, an increase of $20.9 million or 98%.

- Generated Net Revenue of $120.8 million for 2010, an increase of 103% compared to $59.5 million for 2009. Smelting and refining charges and metal deductions decreased to 9% of gross revenue in 2010 compared to 17% of gross revenue in 2009. Average smelting charges for doré in 2010 were US$0.43 per equivalent silver ounce whereas for concentrates they were US$3.58 per equivalent silver ounce.

- Generated Net Revenue of $40.1 million for the fourth quarter of 2010 compared to $18.4 million for the fourth quarter of 2009, an increase of $21.7 million or 118%.

- Recognized Mine Operating Earnings of $61.2 million for 2010 compared to $18.5 million for 2009, an increase of 231%. The increase was attributed to an increase in sales volume from 4.2 million ounces of silver equivalent in 2009 to 6.5 million ounces of silver equivalent in 2010, combined with an increase in sales revenue per ounce from $16.89 (US$14.79) in 2009 to $20.39 (US$19.79) in 2010.

- Recognized Mine Operating Earnings of $23.9 million for the fourth quarter of 2010 compared to $8.1 million for the fourth quarter of 2009, an increase of $15.8 million or 195%.

- Earned cash flows from operations of $58.4 million ($0.62 per share) (a non-GAAP measure) for 2010 compared to $6.7 million ($0.08 per share) for 2009, an increase of 771%.

- The Company generated net income of $36.1 million for 2010 compared to net income of $6.3 million, for 2009.

- The Company generated basic earnings per common share ("EPS") after current income tax provision (a non-GAAP measure) of $0.50 for 2010. EPS for 2010 after current and future taxes was $0.39, compared to EPS of $0.08 for 2009.

- As the new La Encantada plant was not in commercial production until April 1, 2010, under Canadian GAAP, revenues and production costs are offset against the carrying value of the assets rather than being recorded as income up to the date the plant achieves commercial production. If the revenues and expenses of the new plant were recorded as income rather than capital, then EPS adjusted upwards in 2010 for the $2.3 million of capitalized net profits at the La Encantada cyanidation plant would have been $0.42 per share basic EPS, or $0.53 excluding the future income tax provision (non-GAAP measures).

- Net income after taxes was $13.9 million for the fourth quarter of 2010 compared to $2.5 million for the fourth quarter of 2009, an increase of $11.4 million or 459%.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2010

- Increased production from 4,337,103 silver equivalent ounces in 2009 to 7,024,056 silver equivalent ounces in 2010, an increase of 62%.

- Increased production from 1,249,568 silver equivalent ounces in the fourth quarter of 2009 to 1,827,987 silver equivalent ounces in the fourth quarter of 2010, an increase of 46%.

- Direct Cash Costs per ounce of silver (a non-GAAP measure) for 2010 increased to US$5.85 per ounce of silver, compared to US$5.61 per ounce of silver for 2009 due to an appreciation of the Mexican Peso relative to the US dollar.

- Direct Cash Costs per ounce of silver for the fourth quarter of 2010 increased to US$6.50 per ounce of silver, compared to US$5.69 per ounce of silver for the fourth quarter of 2009 due to a 6% appreciation in the value of the Mexican Peso relative to the US dollar and increased fuel costs.

- Total Cash Costs per ounce (a non-GAAP measure) was reduced by 6% to US$7.94 in 2010 from US$8.49 in 2009 due to a reduction in smelting and refining costs associated with higher doré production at the La Encantada Mine.

- Total Cash Costs per ounce for the fourth quarter of 2010 was reduced by 5% to US$8.16 compared to US$8.61 in the fourth quarter of 2009.

- Increased cash and cash equivalents compared to 2009 by $35.1 million to $40.9 million and improved working capital by $43.3 million to $48.1 million.

- Repaid all of the Company's debt facilities with cash flows from mining operations to reduce interest expense.

- The new cyanidation process plant at the La Encantada Silver Mine achieved commercial production effective April 1, 2010 and reached full production capacity of 3,750 tonnes per day ("tpd") by the end of the year. With the expansion of the La Encantada Silver Mine, production at the mine increased from 1.4 million ounces of silver equivalent in 2009 to 4.0 million ounces of silver equivalent in 2010.

Results of Operations
Consolidated gross revenue (prior to smelting & refining charges, and metal deductions) for the quarter ended December 31, 2010 increased 98% to $42,361,771 compared to the same quarter of 2009. For the year ended December 31, 2010, consolidated gross revenue increased 85% to $132,172,887 compared to the prior year. The increase in revenues is primarily attributable to a 53% increase in silver equivalent ounces sold and a 21% increase in average revenue per ounce sold compared to the prior year. The increase in ounces sold is due to the increased production from the new cyanidation plant at the La Encantada Silver Mine and from improving operating levels at the La Parrilla Silver Mine which combined to contribute a 62% increase in production when compared to 2009.

In the fourth quarter of 2010, the Company sold 1,690,741 ounces of silver equivalent at an average price of $25.06 per ounce (US$24.74) compared to 1,145,562 ounces of silver equivalent in the fourth quarter of 2009 at an average price of $18.71 per ounce (US$17.72), representing an increase of 48% in shipments. For the year ended 2010, the Company sold 6,482,637 ounces of silver equivalent at an average price of $20.39 per ounce (US$19.79) compared to 4,233,703 ounces of silver equivalents in 2009 at an average price of $16.89 (US$14.79) per ounce, representing an increase of 53%.

Production of silver, excluding any equivalents from gold, lead or zinc, increased 59% compared to the fourth quarter of 2009 and by 72% over the full year of 2009. The Company produced 1,757,332 ounces of silver in the fourth quarter of 2010 and 6,529,325 ounces of silver for the year ending December 31, 2010, compared to 1,103,840 ounces of silver in the fourth quarter of 2009 and 3,797,520 ounces for the year ended December 31, 2009, respectively. In the fourth quarter of 2010, 96% of First Majestic's revenue resulted from the sale of pure silver making it the purest silver producer relative to its peers.

The new plant at La Encantada achieved commercial production on April 1, 2010. The new plant produces silver doré bars which are 93% to 97% silver with small amounts of lead, gold and other metals making up the balance of the contents of these bars. The economic differences between doré and concentrate production are significant. Management completed a review of the economics of lead production and concluded that, based on current lead prices, ore was more valuable if processed directly through cyanidation rather than being floated, and therefore the flotation circuit was placed on care and maintenance in June 2010. As a result of discontinuing flotation, concentrate production at La Encantada decreased to zero in the second half of the year and lead production as a byproduct decreased by 17% to 2,124,060 pounds from 2,545,339 pounds in the prior year. The economics of switching from concentrate production to doré production resulted in a 54% savings of smelting and refining costs per silver ounce for consolidated operations in the fourth quarter of 2010 compared to the fourth quarter of 2009. The new La Encantada cyanidation plant achieved average throughput of approximately 3,750 tonnes per day in the fourth quarter of 2010.

Total silver equivalents production for the fourth quarter of 2010 increased by 46% compared to the fourth quarter of 2009 and total silver equivalents production for 2010 increased by 62% compared to the prior year. Total production for 2010 was 7,024,056 ounces of silver equivalents consisting of 6,529,325 ounces of silver, 2,157 ounces of gold, 6,404,227 pounds of lead and 363,288 pounds of zinc. This compares to the 4,337,103 ounces of silver equivalents produced in 2009, which consisted of 3,797,520 ounces of silver, 2,670 ounces of gold, 6,587,074 pounds of lead and 8,913 pounds of zinc.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2010

Net sales revenue (after smelting and refining charges and metals deductions) for the fourth quarter of 2010 was $40,118,897, an increase of 118% compared to $18,374,117 for the fourth quarter of 2009. Net sales revenue for the year ended 2010 increased by 103% to $120,765,361 compared to $59,510,669 in 2009. Smelting and refining charges and metal deductions decreased to 5% of gross revenue in the fourth quarter of 2010 compared to 14% of gross revenue in the fourth quarter of 2009, due to the rate of increase in silver prices exceeding smelting and refining charges in the production of silver from the new cyanidation plant at La Encantada. Average smelting charges for doré in the fourth quarter of 2010 were US$0.34 per silver ounce compared to US$4.08 per silver ounce for concentrates.

For the year ended December 31, 2010, the Company generated net income of $36,104,945, or EPS of $0.39 compared to a net income of $6,310,225, or EPS of $0.08, in 2009, an increase of $29,794,720 or 472%. Net income in the fourth quarter of 2010 was $13,923,262, or EPS of $0.15, compared to $2,492,488 or EPS of $0.03 in the fourth quarter of 2009. Net income for 2010 was after deducting non-cash stock-based compensation expense of $4,548,633 and a future income tax expense of $10,459,047. Neglecting the effect of these non-cash items, earnings per share in 2010 would have been $0.55 per share (a non-GAAP measure). Net income for 2009 was after having deducted non-cash stock-based compensation expense of $3,302,780, a write-down of mineral properties of $2,589,824, a write-down of marketable securities totalling $390,467 and a future income tax recovery of $3,315,978. Neglecting the effect of the aforementioned non-cash items, earnings per share in 2009 would have been $0.11 per share (a non-GAAP measure).

Direct cash costs per ounce of silver (a non-GAAP measure) for the fourth quarter and year ended 2010 were US$6.50 and US$5.85 per ounce of silver, respectively, compared to US$5.69 and US$5.61 per ounce of silver for the fourth quarter and year ended 2009, respectively. The cost increase from the same quarter of the prior year was due to a stronger Mexican peso relative to the US dollar, higher energy costs and higher consumption of cyanide in the processing of oxide ores at La Encantada.

Total cash costs per ounce (including smelting, refining, metal deductions, transportation and other selling costs, and byproduct credits, which is a non-GAAP measure) for the fourth quarter and year ended 2010 were US$8.16 and US$7.94 per ounce of silver, respectively, compared to US$8.61 and US$8.49 for the fourth quarter and year ended 2009, respectively. The cost decrease was attributed to reduced smelting and refining costs (US$1.33 per ounce this quarter versus US$2.92 per ounce for the same quarter last year) related to converting the production at La Encantada plant to doré production instead of concentrate and precipitate production.

Mine operating earnings for the fourth quarter of 2010 increased by 195% to $23,895,462, compared to mine operating earnings of $8,092,993 for the fourth quarter of 2009. Mine operating earnings for the year increased by 231% to $61,171,416, compared to mine operating earnings of $18,460,952 in 2009. The increases are associated with an increase in net revenue due to a 46% increase in production of silver equivalent ounces as well as higher silver prices.

Operating income increased by 783%, or $15,429,164, to $17,400,614 for the fourth quarter ended December 31, 2010, from $1,971,450 for the quarter ended December 31, 2009, due to the 48% increase in ounces sold and the 40% increase in average US$ revenue per ounce of silver sold. Operating income for the year increased by 923%, or $41,356,255, to $45,835,516 compared to $4,479,261 for 2009.

During the year ended December 31, 2010, the Company spent $15,766,402 on its mineral properties and a further $18,573,718 on plant and equipment, of which $3,520,385 was related to reduction of capital related liabilities. This compares to $14,025,158 invested in mineral properties and a further $19,861,580 in plant and equipment in 2009. In the first half of 2010, the focus of the Company was the completion of the new La Encantada cyanidation plant and building up its treasury by deferring non-essential exploration and development to the second semester of 2010. In the second half of the year, the Company reduced its capital related liabilities and increased its capital investment and mine development programs to prepare for additional expansion projects at the La Parrilla Silver Mine and the Del Toro Silver Mine.

The material subsidiaries, mines, mills and properties in Mexico are as follows:

Subsidiaries	Mine and Mill	Exploration Properties
First Majestic Plata, S.A. de C.V.	La Parrilla Silver Mine Del Toro Silver Mine	La Parrilla properties Del Toro properties
Minera El Pilón, S.A. de C.V.	San Martin Silver Mine	San Martin property Jalisco Group of Properties
Minera La Encantada, S.A. de C.V.	La Encantada Silver Mine	La Encantada property
Minera Real Bonanza, S.A. de C.V.	Real de Catorce Silver Project	Real de Catorce property
Majestic Services, S.A. de C.V. (a labour services company)	(services for all of the above)	(services for all of the above)
Corporación First Majestic, S.A. de C.V. (holding company for First Majestic Plata, Minera El Pilon, Minera La Encantada and Majestic Services)	(holding company for First Majestic Plata, Minera El Pilon, Minera La Encantada and Majestic Services)	(holding company for First Majestic Plata, Minera El Pilon, Minera La Encantada and Majestic Services)

Certain financial results in this MD&A, regarding operations and cash costs are presented in the Mine Operating Results table below to conform with industry peer company presentation standards, which are generally presented in U.S. dollars for comparative purposes. U.S. dollar results are translated using the U.S. dollar rates on the dates which the transactions occurred.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2010

MINING OPERATING RESULTS

Quarter Ended		CONSOLIDATED FIRST MAJESTIC	Year to Date	
2010	2009	RESULTS	2010	2009
467,175	251,258	Ore processed/tonnes milled [4]	1,642,856	887,638
207	235	Average silver grade (g/tonne)	219	215
57%	65%	Recovery (%)	56%	64%
1,757,332	1,036,137	Commercial silver ounces produced	6,268,132	3,729,817
-	67,703	Pre-commercial silver ounces produced [4]	261,193	67,703
1,757,332	1,103,840	Total silver ounces produced [4]	6,529,325	3,797,520
436	701	Gold ounces produced [4]	2,157	2,670
25,197	48,576	Equivalent ounces from gold [4]	146,236	189,419
1,119,523	1,574,819	Pounds of lead produced [4]	6,404,227	6,587,074
40,029	97,152	Equivalent ounces from lead [4]	332,163	349,294
134,771	-	Pounds of zinc produced [4]	363,288	8,913
5,429	-	Equivalent ounces from zinc [4]	16,330	870
1,827,987	1,249,568	Total production - ounces silver equivalent [4]	7,024,056	4,337,103
1,827,987	1,181,542	Total commercial production - ounces of silver equivalent	6,762,099	4,269,077
1,690,741	1,145,562	Ounces of silver equivalent sold [1]	6,482,637	4,233,703
$8.16	$8.61	Total US cash cost per ounce [2]	$7.94	$8.49
$6.50	$5.69	Direct US cash cost per ounce [2]	$5.85	$5.61
6,028	5,266	Underground development (m)	22,398	21,390
6,103	1,031	Diamond drilling (m)	17,321	7,459
$28.70	$36.67	Total US production cost per tonne [3]	$28.05	$31.97

Quarter Ended		LA ENCANTADA	Year to Date	
2010	2009	RESULTS	2010	2009
319,908	104,864	Ore processed/tonnes milled [4]	1,074,538	318,382
214	305	Average silver grade (g/tonne)	234	276
48%	51%	Recovery (%)	48%	50%
1,049,811	332,107	Commercial silver ounces produced	3,593,786	1,249,377
-	67,703	Pre-commercial silver ounces produced [4]	261,193	67,703
1,049,811	399,810	Total silver ounces produced [4]	3,854,979	1,317,080
21	5	Gold ounces produced [4]	79	5
1,100	321	Equivalent ounces from gold [4]	3,176	321
-	536,801	Pounds of lead produced [4]	2,124,060	2,545,339
-	35,714	Equivalent ounces from lead [4]	122,074	129,259
1,050,911	435,845	Total production - ounces silver equivalent [4]	3,980,229	1,446,660
1,050,911	367,819	Total commercial production - ounces of silver equivalent	3,718,274	1,378,634
912,303	363,364	Ounces of silver equivalent sold [1]	3,484,745	1,371,337
$7.81	$10.80	Total US cash cost per ounce [2]	$7.40	$10.20
$7.07	$6.83	Direct US cash cost per ounce [2]	$5.92	$6.10
2,729	2,251	Underground development (m)	9,013	10,214
2,680	-	Diamond drilling (m)	7,257	2,397
$23.30	$38.29	Total US production cost per tonne [3]	$21.54	$31.01

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2010

Quarter Ended		LA PARRILLA RESULTS	Year to Date	
2010	2009		2010	2009
78,537	75,475	Ore processed/tonnes milled	303,869	277,917
205	222	Average silver grade (g/tonne)	209	214
77%	73%	Recovery (%)	76%	71%
395,161	395,761	Total silver ounces produced	1,548,832	1,367,742
102	151	Gold ounces produced	413	645
7,973	12,119	Equivalent ounces from gold	38,537	54,560
1,119,523	1,038,018	Pounds of lead produced	4,280,167	4,041,735
40,029	61,438	Equivalent ounces from lead	210,089	220,035
134,771	-	Pounds of zinc produced	363,288	8,913
5,429	-	Equivalent ounces from zinc	16,330	870
448,592	469,318	Total production - ounces silver equivalent	1,813,788	1,643,207
438,175	478,121	Ounces of silver equivalent sold	1,802,691	1,648,020
$8.38	$7.61	Total US cash cost per ounce [2]	$8.36	$7.84
$3.76	$3.82	Direct US cash cost per ounce [2]	$4.02	$4.26
1,935	2,047	Underground development (m)	7,545	7,774
1,498	114	Diamond drilling (m)	1,581	2,682
$38.07	$35.98	Total US production cost per tonne [3]	$38.53	$34.31

Quarter Ended		SAN MARTIN RESULTS	Year to Date	
2010	2009		2010	2009
68,730	70,919	Ore processed/tonnes milled	264,449	291,339
175	184	Average silver grade (g/tonne)	168	157
81%	73%	Recovery (%)	79%	76%
312,360	308,269	Total silver ounces produced	1,125,514	1,112,698
313	545	Gold ounces produced	1,665	2,020
16,124	36,136	Equivalent ounces from gold	104,523	134,538
328,484	344,405	Total production - ounces silver equivalent	1,230,037	1,247,236
330,510	312,899	Ounces of silver equivalent sold	1,226,624	1,229,073
$9.07	$7.53	Total US cash cost per ounce [2]	$9.10	$7.35
$8.04	$6.85	Direct US cash cost per ounce [2]	$8.12	$6.71
1,364	968	Underground development (m)	5,840	3,402
1,925	917	Diamond drilling (m)	8,483	2,380
$43.05	$35.87	Total US production cost per tonne [3]	$42.45	$30.66

(1) Includes 9,753 ounces in the quarter ended December 31, 2010 and (31,423) ounces for the year ended December 31, 2010 (after adjustments for intercompany eliminations) sold as coins, ingots and bullion from Canadian operations and minesite transfers.

(2) The Company reports non-GAAP measures which include direct costs per tonne and total cash cost (including smelting and refining charges) and direct cash cost (total cash cost less smelting and refining costs) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company's mines. These measures, established by the Gold Institute (Production Cost Standards, November 1999), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning, and are not GAAP measures. See Reconciliation to GAAP on page 67 and 68.

(3) Total US production cost per tonne includes mining, processing and direct overhead at the mill site and does not include smelting and refining, transportation and other selling costs.

(4) The La Encantada mill expansion project achieved commercial production effective April 1, 2010. During the pre-commercial stage, the tables above included the production from the mill expansion, however, average silver grade, recovery, total US cash cost per ounce, direct US cash cost per ounce and total US production cost per tonne were based on production excluding pre-commercial stage production of 261,957 (2009 - 68,026) silver equivalent ounces during the year ended December 31, 2010.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2010 and 2009

RECONCILIATION OF COST OF SALES TO CASH COSTS FOR THE QUARTER AND YEAR ENDED DECEMBER 31, 2010 AND 2009.

"Cash cost per ounce" is a measure developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that our reporting of this non-GAAP measure is similar to that reported by other mining companies. Cash costs per ounce is a measure used by the Company to manage and evaluate operating performance at each of the Company's operating mining units, and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. To facilitate a better understanding of these measures as calculated by the Company, we have provided a detailed reconciliation of these measures to our cost of sales, as reported in our Consolidated Statements of Income. Direct cash costs consist of total cash costs less smelting, refining, transportation and other selling costs.

		Three Months Ended December 31, 2010				Three Months Ended December 31, 2009			
		San Martin	La Parrilla	La Encantada	Total	San Martin	La Parrilla	La Encantada	Total
COST OF SALES	US$	3,549,830	2,965,221	6,085,184	12,600,235	2,386,293	2,873,412	2,774,725	8,034,430
ADD: THIRD PARTY SMELTING AND REFINING	US$	193,583	1,653,266	485,504	2,332,353	209,716	1,499,186	1,319,294	3,028,196
DEDUCT: BY-PRODUCT CREDITS	US$	(446,482)	(1,505,804)	(39,822)	(1,992,108)	(502,223)	(1,313,641)	(371,932)	(2,187,796)
DEDUCT: ROYALTIES	US$	-	(24,115)	-	(24,115)	-	(41,893)	-	(41,893)
ADD (DEDUCT): PROFIT SHARING	US$	(244,459)	-	243,628	(831)	53,874	-	-	53,874
INVENTORY CHANGES	US$	(219,343)	221,676	1,339,140	1,341,473	172,909	(4,217)	(135,669)	33,023
OTHER NON-CASH COSTS	US$	261	(41)	81,987	82,208	896	(288)	-	608
TOTAL CASH COST (A)	US$	2,833,390	3,310,203	8,195,621	14,339,215	2,321,465	3,012,559	3,586,418	8,920,442
DEDUCT: THIRD PARTY SMELTING, REFINING, TRANSPORT & OTHER SELLING COSTS	US$	(321,009)	(1,826,003)	(778,283)	(2,925,295)	(209,716)	(1,499,186)	(1,319,294)	(3,028,196)
DIRECT CASH COST (B)	US$	2,512,381	1,484,200	7,417,338	11,413,920	2,111,749	1,513,373	2,267,124	5,892,246
TONNES PRODUCED	TONNES	68,730	78,537	319,908	467,175	70,919	75,475	66,018	212,412
OUNCES OF SILVER PRODUCED (C)	OZ	312,360	395,161	1,049,811	1,757,332	308,269	395,761	332,107	1,036,137
OUNCES OF SILVER EQ PRODUCED	OZ EQ	16,124	53,431	1,100	70,655	36,136	73,557	35,712	145,405
TOTAL OZ OF SILVER EQ PRODUCED	OZ EQ	328,484	448,592	1,050,911	1,827,987	344,405	469,318	367,819	1,181,542
TOTAL CASH COST PER OUNCE (A/C)	US$/OZ	9.07	8.38	7.81	8.16	7.53	7.61	10.80	8.61
TOTAL CASH COST PER OUNCE	US$/OZ	9.07	8.38	7.81	8.16	7.53	7.61	10.80	8.61
THIRD PARTY SMELTING, REFINING, TRANSPORT & OTHER SELLING COSTS PER OUNCE	US$/OZ	(1.03)	(4.62)	(0.74)	(1.66)	(0.68)	(3.79)	(3.97)	(2.92)
DIRECT CASH COST PER OUNCE (B/C)	US$/OZ	8.04	3.76	7.07	6.50	6.85	3.82	6.83	5.69
MINING	US$/Tonne	15.24	13.30	3.71	7.02	14.32	15.22	18.15	15.83
MILLING	US$/Tonne	18.37	17.87	16.84	17.24	14.38	15.75	10.20	13.57
INDIRECT	US$/Tonne	9.44	6.90	2.75	4.44	7.17	5.01	9.94	7.27
TOTAL PRODUCTION COST	US$/Tonne	43.05	38.07	23.30	28.70	35.87	35.98	38.29	36.67
MINING	US$/Oz.	3.35	2.64	1.13	1.87	3.30	2.90	3.61	3.25
MILLING	US$/Oz.	4.04	3.55	5.13	4.59	3.31	3.00	2.03	2.78
INDIRECT	US$/Oz.	2.08	1.38	0.85	1.17	1.65	0.96	1.98	1.49
TRANSPORT AND OTHER SELLING COSTS	US$/Oz.	0.41	0.44	0.28	0.33	0.23	0.28	0.33	0.28
SMELTING AND REFINING COSTS	US$/Oz.	0.62	4.18	0.46	1.33	0.68	3.79	3.97	2.92
BY-PRODUCT CREDITS	US$/Oz.	(1.43)	(3.81)	(0.04)	(1.13)	(1.63)	(3.32)	(1.12)	(2.11)
TOTAL CASH COST PER OUNCE	US$/Oz.	9.07	8.38	7.81	8.16	7.53	7.61	10.80	8.61
TRANSPORT AND OTHER SELLING COSTS	US$/Oz.	(0.41)	(0.44)	(0.28)	(0.33)	-	-	-	-
SMELTING AND REFINING COSTS	US$/Oz.	(0.62)	(4.18)	(0.46)	(1.33)	(0.68)	(3.79)	(3.97)	(2.92)
DIRECT CASH COST	US$/Oz.	8.04	3.76	7.07	6.50	6.85	3.82	6.83	5.69

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2010

		Year Ended December 31, 2010				Year Ended December 31, 2009			
		San Martin	La Parrilla	La Encantada	Total	San Martin	La Parrilla	La Encantada	Total
COST OF SALES	US$	12,252,471	12,148,704	23,085,374	47,486,549	10,115,010	10,602,682	9,298,262	30,015,954
ADD: THIRD PARTY SMELTING & REFINING	US$	613,573	6,167,022	4,335,309	11,115,904	715,834	4,897,387	5,126,869	10,740,090
DEDUCT: BY-PRODUCT CREDITS	US$	(2,072,897)	(5,479,424)	(1,872,994)	(9,425,315)	(1,852,368)	(4,121,098)	(1,499,708)	(7,473,174)
DEDUCT: ROYALTIES	US$	-	(94,883)	-	(94,883)	-	(127,483)	-	(127,483)
ADD (DEDUCT): PROFIT SHARING	US$	(499,763)	-	(1,301,069)	(1,800,832)	-	-	(59,120)	(59,120)
INVENTORY CHANGES	US$	(48,384)	210,713	2,269,974	2,432,303	(676,545)	(160,757)	(89,537)	(926,839)
OTHER NON-CASH COSTS	US$	299	(41)	74,946	75,204	(125,755)	(361,991)	(31,393)	(519,139)
TOTAL CASH COST (A)	US$	10,245,299	12,952,091	26,591,540	49,788,930	8,176,176	10,728,740	12,745,373	31,650,289
DEDUCT: THIRD PARTY SMELTING, REFINING, TRANSPORT & OTHER SELLING COSTS	US$	(1,092,323)	(6,726,572)	(5,306,061)	(13,124,956)	(715,834)	(4,897,387)	(5,126,869)	(10,740,090)
DIRECT CASH COST (B)	US$	9,152,976	6,225,519	21,285,479	36,663,974	7,460,342	5,831,353	7,618,504	20,910,199
TONNES PRODUCED (Note 1)	TONNES	264,449	303,869	1,074,538	1,642,856	291,339	277,917	279,536	848,792
OUNCES OF SILVER PRODUCED (C) (Note 1)	OZ	1,125,514	1,548,832	3,593,786	6,268,132	1,112,698	1,367,742	1,249,377	3,729,817
OUNCES OF SILVER EQ PRODUCED (Note 1)	OZ EQ	104,523	264,956	124,488	493,967	134,538	275,465	129,257	539,260
TOTAL OZ OF SILVER EQ PRODUCED (Note 1)	OZ EQ	1,230,037	1,813,788	3,718,274	6,762,099	1,247,236	1,643,207	1,378,634	4,269,077
TOTAL CASH COST PER OUNCE (A/C)	US$/OZ	9.10	8.36	7.40	7.94	7.35	7.84	10.20	8.49
TOTAL CASH COST PER OUNCE	US$/OZ	9.10	8.36	7.40	7.94	7.35	7.84	10.20	8.49
THIRD PARTY SMELTING, REFINING, TRANSPORT & OTHER SELLING COSTS PER OUNCE	US$/OZ	(0.98)	(4.34)	(1.48)	(2.09)	(0.64)	(3.58)	(4.10)	(2.88)
DIRECT CASH COST (B/C)	US$/OZ	8.12	4.02	5.92	5.85	6.71	4.26	6.10	5.61
MINING	US$/Tonne	16.69	15.48	4.56	8.53	11.62	13.88	14.08	13.17
MILLING	US$/Tonne	16.87	16.77	14.18	15.09	13.22	15.67	9.98	12.96
INDIRECT	US$/Tonne	8.89	6.28	2.80	4.43	5.82	4.76	6.95	5.84
TOTAL PRODUCTION COST	US$/Tonne	42.45	38.53	21.54	28.05	30.66	34.31	31.01	31.97
MINING	US$/Oz.	3.92	3.04	1.36	2.24	3.04	2.82	3.15	3.00
MILLING	US$/Oz.	3.96	3.29	4.24	3.96	3.46	3.19	2.23	2.95
INDIRECT	US$/Oz.	2.08	1.23	0.84	1.15	1.52	0.97	1.55	1.33
TRANSPORT AND OTHER SELLING COSTS	US$/Oz.	0.43	0.36	0.27	0.32	0.34	0.31	0.36	0.33
SMELTING AND REFINING COSTS	US$/Oz.	0.55	3.98	1.21	1.77	0.64	3.58	4.10	2.88
BY-PRODUCT CREDITS	US$/Oz.	(1.84)	(3.54)	(0.52)	(1.50)	(1.66)	(3.01)	(1.20)	(2.00)
TOTAL CASH COST PER OUNCE	US$/Oz.	9.10	8.36	7.40	7.94	7.35	7.84	10.20	8.49
TRANSPORT AND OTHER SELLING COSTS	US$/Oz.	(0.43)	(0.36)	(0.27)	(0.32)	-	-	-	-
SMELTING AND REFINING COSTS	US$/Oz.	(0.55)	(3.98)	(1.21)	(1.77)	(0.64)	(3.58)	(4.10)	(2.88)
DIRECT CASH COST	US$/Oz.	8.12	4.02	5.92	5.85	6.71	4.26	6.10	5.61

Note 1 – The table above does not include 261,957 silver ounces of pre-commercial production from the La Encantada mill expansion project during the quarter ended March 31, 2010, which were produced at a cost of $2,444,393 (US$2,348,346).

COST OF SALES RECONCILIATION:		Three Months Ended December 31, 2010					Year Ended December 31, 2010				
		San Martin	La Parrilla	La Encantada	Vancouver	Total	San Martin	La Parrilla	La Encantada	Vancouver	Total
Total Cash Cost	US$	2,833,390	3,310,203	8,195,621	-	14,339,214	10,245,298	12,952,091	26,591,540	-	49,788,929
Inventory changes	US$	219,343	(221,676)	(1,339,140)	-	(1,341,473)	48,384	(210,713)	(2,269,974)	-	(2,432,303)
Byproduct credits	US$	446,482	1,505,804	39,822	-	1,992,108	2,072,897	5,479,424	1,872,994	-	9,425,315
Smelting and refining	US$	(193,583)	(1,653,266)	(485,504)	-	(2,332,353)	(613,573)	(6,167,022)	(4,335,309)	-	(11,115,904)
Royalties	US$	-	24,115	-	-	24,115	-	94,883	-	-	94,883
Profit sharing	US$	244,459	-	(243,628)	-	831	499,763	-	1,301,069	-	1,800,832
Other	US$	(261)	41	(81,987)	-	(82,207)	(298)	41	(74,946)	-	(75,203)
Cost of sales- Calculated	US$	3,549,830	2,965,221	6,085,184	-	12,600,235	12,252,471	12,148,704	23,085,374	-	47,486,549
Average CDN/US Exchange Rate		0.9821	0.9851	0.9837	-	0.9836	0.9708	0.9708	0.9708	-	0.9708
Booked Cost of Sales	CDN$	3,614,537	3,009,993	6,186,014	-	12,810,544	12,621,429	12,514,539	23,780,542	-	48,916,510
Vancouver Cost of Sales (See Note 1)	CDN$	-	-	-	397,569	397,569	-	-	-	917,981	917,981
Total Cost of Sales as Reported	CDN$	3,614,537	3,009,993	6,186,014	397,569	13,208,113	12,621,429	12,514,539	23,780,542	917,981	49,834,491

Note 1 – Net of intercompany eliminations of $1,435,521 for the quarter and $4,831,665 for the year ended December 31, 2010.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2010

REVIEW OF MINING OPERATING RESULTS

The total mine production for the fourth quarter of 2010 consisted of 1,827,987 ounces of silver equivalent representing an increase of 46% compared to 1,249,568 ounces of silver equivalent produced in the fourth quarter of 2009. The production results for year ended December 31, 2010 was 7,024,056 ounces of silver equivalent compared to 4,337,103 ounces of silver equivalent produced in 2009, an increase of 62%.

Production in the fourth quarter of 2010 consisted of 1,757,332 ounces of silver, an increase of 70% compared to the fourth quarter of 2009. A total of 1,119,523 pounds of lead was produced, representing a decrease of 29% compared to the fourth quarter of 2009. Gold production in the fourth quarter of 2010 was 436 ounces, representing a decrease of 38% compared to the fourth quarter of 2009. Zinc production in the fourth quarter of 2010 was 134,771 pounds compared to no zinc production in the fourth quarter of 2009.

The ore processed during the fourth quarter of 2010 at the Company's three operating silver mines, the La Encantada Silver Mine, the La Parrilla Silver Mine and the San Martin Silver Mine, amounted to 467,175 tonnes which is an increase of 86% from the fourth quarter of 2009 and an increase of 8% compared to the third quarter of 2010.

The average silver head grade in the fourth quarter of 2010 for the three mines decreased to 207 grams per tonne ("g/t") silver compared to 235 g/t silver in the fourth quarter of 2009 and from 226 g/t in the third quarter of 2010.

Inherent in the launch of the new processing plant at La Encantada, which incorporates a mixture of old tailings with fresh ore, is the expectation that the higher tonnage of the old tailings with an average grade of 150 g/t silver, will reduce consolidated recoveries as well as the average head grade of ore processed. The total combined recoveries of silver at the Company's three plants was 57% in the fourth quarter of 2010 compared to 58% in the third quarter of 2010 and 65% in the fourth quarter of 2009 prior to commencing commercial production at the new cyanidation plant. As the new cyanidation plant processes a high proportion of tailings, recoveries are typically much lower.

A total of 6,028 metres of underground development was completed in the fourth quarter of 2010 compared to 5,266 metres completed in the fourth quarter of 2009. The underground development program is important as it provides access to new areas in the mines and prepares them for future growth of silver production.

A total of 6,103 metres of diamond drilling was completed in the fourth quarter of 2010 compared to 1,031 metres drilled in the fourth quarter of 2009. Total annual drilling was ramped up from 7,459 metres in 2009 to 17,321 metres in 2010, consisting of:
- definition drilling to assist in mining activity;
- resource upgrading;
- exploration at the Company's three mines; and
- drilling at the La Esperanza area at the San Martin mine totalling 3,157 metres.

MINE UPDATES

La Encantada Silver Mine, Coahuila, Mexico
The La Encantada Silver Mine is a producing underground mine located in Northern Mexico accessible via a 1.5 hour flight from Torreon, Coahuila. The La Encantada Silver Mine consists of a 3,750 tonnes per day cyanidation plant, a 1,000 tonnes per day flotation plant (currently in care-and-maintenance), an airstrip, and a village with 180 houses as well as administrative offices and infrastructure required for such an operation. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest town, Muzquiz, is 225 km away via mostly paved road. The Company owns 100% of the La Encantada Silver Mine. On April 1, 2010, the mill expansion project achieved commercial stage production and all revenues and costs from that date forward are recorded in the mine operating earnings.

With adjustments made to the tailings screening intake systems, and to the new tailings filters, the new plant at La Encantada is now consistently achieving 3,750 tonnes per day throughput, producing silver at a rate of over four million ounces of silver doré annually.

Ore processing in the fourth quarter of 2010 increased to 319,908 tonnes processed compared to 295,328 tonnes in the third quarter of 2010, an increase of 8%. The average head grade was 214 g/t in the fourth quarter of 2010, representing a decrease of 12% when compared to 242 g/t in the third quarter of 2010 and a decrease of 30% compared to the 305 g/t in the fourth quarter of 2009. Silver recovery in the fourth quarter of 2010 was 48%, a decrease from the 51% in the third quarter of 2010 and the fourth quarter of 2009. Recoveries decreased in the quarter due to an increase in the rate of feeding tailings and periodic delays in production associated with fine tuning the flow of the cyanidation plant.

A total of 1,050,911 equivalent ounces of silver were produced by the La Encantada plant during the fourth quarter of 2010, which represents a decrease of 10% compared to 1,163,887 equivalent ounces of silver produced in third quarter of 2010, and an increase of 141% compared to the 435,845 equivalent ounces of silver produced in the fourth quarter of 2009. Silver production in the fourth quarter of 2010 consisted of 1,049,811 ounces of silver, representing a decrease of 10% when compared to the 1,160,468 ounces produced in the third quarter of 2010, and an increase of 216% when compared to the 331,784 ounces produced in the fourth quarter of 2009. No lead was produced during the fourth quarter of 2010, compared to 28,814 pounds in

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2010

the third quarter of 2010 and 536,801 pounds in the fourth quarter of 2009, as production from the flotation circuit was halted since the second quarter of 2010.

Underground mine development consisted of 2,729 metres completed in the fourth quarter of 2010 compared to 2,251 metres of development completed in the fourth quarter of 2009, representing a increase of 21%. The development program focused on improving haulage and logistics for ore and waste that is transported by trucks from the mine from several production areas within the mines, including the San Javier/Milagros Breccias, Azul y Oro, the new Buenos Aires area and a newly developed area between the 660 level and the Ojuelas ore bodies. The purpose of the ongoing underground development program is to prepare for increased production levels and to confirm additional Reserves and Resources. A total of 2,680 metres of diamond drilling was completed in the fourth quarter of 2010 compared to none in the fourth quarter of 2009.

With the throughput in the processing plant at capacity, and with the installation of the induction furnaces during the fourth quarter of 2010, the focus in the first quarter of 2011 will be operational improvements in the areas of improving recoveries and smelting, and reducing costs through other operational efficiencies.

La Parrilla Silver Mine, Durango, Mexico
The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango, Mexico, is a group of producing underground operations consisting of the La Rosa, Rosarios, and La Blanca mines which are inter-connected through underground workings, and the San Marcos and the Quebradillas mines. La Parrilla includes an 850 tpd processing plant consisting of two parallel 425 tpd cyanidation and flotation circuits, buildings, offices and associated infrastructure. In September 2010 , the Company acquired an additional 16,630 hectares of land through staking, and 15 hectares of surface rights. The total mining concessions cover a contiguous area of 69,867 hectares. The Company also leases 100 hectares of surface rights. The Company owns 100% of the La Parrilla Silver Mine.

Tonnes processed at La Parrilla were 78,537 tonnes in the fourth quarter of 2010, representing an increase of 3% when compared with the 76,618 tonnes processed in the third quarter of 2010, and an increase of 4% when compared with the 75,475 tonnes processed in the fourth quarter of 2009. The average head grade for the fourth quarter of 2010 was 205 g/t, 11 g/t lower than the third quarter of 2010 and 17 g/t lower than the fourth quarter of 2009. Recovery levels of silver in the fourth quarter were 77%, similar to the 76% recovery in the third quarter of 2010, and a 5% increase from the 73% recovery level in the fourth quarter of 2009.

Total production at the La Parrilla Silver Mine was 448,592 equivalent ounces of silver in the fourth quarter of 2010. This was a decrease of 7% compared to the third quarter of 2010 and a decrease of 4% compared to the fourth quarter of 2009. The composition of the silver equivalent production in the fourth quarter of 2010 consisted of 395,161 ounces of silver, 102 ounces of gold, 1,119,523 pounds of lead and 134,771 pounds of zinc. This compares with a composition of 402,760 ounces of silver, 92 ounces of gold, 1,219,272 pounds of lead and 228,517 pounds of zinc produced in the third quarter of 2010 and 395,761 ounces of silver, 151 ounces of gold and 1,038,018 pounds of lead in the fourth quarter of 2009.

A total of 1,935 metres of underground development was completed in the fourth quarter of 2010, compared to 2,126 metres in the third quarter of 2010 and 2,047 meters in the fourth quarter of 2009. A total of 1,498 metres of diamond drilling was completed in the fourth quarter of 2010 compared to 46 metres of diamond drilling in the third quarter of 2010 and 114 metres in the fourth quarter of 2009.

Development in the lower levels 8 and 9 of the Rosarios and La Rosa vein continued during the quarter providing access to reserves and resources, a portion of which was produced in the second half of 2010. Also, access to level 10 was reached via a ramp which provides access to further reserves at depth, and thus upgrading the Measured and Indicated and Inferred Resources of the lower part of the Rosarios/La Rosa vein.

At the Quebradillas area, development was focused on the Q25 ore body which was indicated from a previous program of diamond drilling, having developed at strike and the upper part of the ore body for more than 80 metres. The access to this ore body will provide ore for the future production of zinc concentrates at the La Parrilla flotation plant once the zinc circuit is in place. Geophysical, regional exploration and mapping is currently being carried out in order to define a broad diamond drill program scheduled for 2011.

In December 2010, a major expansion program at La Parrilla was launched. The total capital budget for the expansion, including expanded underground development is expected to be US$34.9 million and it is anticipated to result in the mill capacity reaching 1,600 tpd by the end of 2011. The result of this expansion is anticipated to double the current production capacity to approximately 3.0 million silver equivalent ounces annually consisting of 2.3 million ounces silver and 0.7 million ounces of silver equivalents in the form of lead and zinc.

San Martin Silver Mine, Jalisco, Mexico
The San Martin Silver Mine is a producing underground mine located adjacent to the town of San Martin de Bolaños, in Northern Jalisco State, Mexico. The mine comprises approximately 7,841 hectares of mineral rights, 1,300 hectares of surface land rights surrounding the mine, and another 104 hectares of surface land rights where the 900 tpd cyanidation plant and 500 tpd flotation plant, mine buildings, infrastructure and offices are located. The Company owns 100% of the San Martin Silver Mine. The processing plant has historically produced 100% of its production in the form of silver doré with some gold content. In early 2008,

a 500 tpd flotation circuit was assembled to take advantage of the large sulphide resources at this mine, however, due to low base metal prices and high costs of smelting concentrates, the circuit was placed into care and maintenance pending further capital investment and improved sulphide mineral economics.

In the fourth quarter of 2010, 68,730 tonnes were processed at the San Martin Mine, representing an increase of 10% when compared to the 62,275 tonnes milled in the third quarter of 2010 and decrease of 3% when compared to the 70,919 tonnes milled in the fourth quarter of 2009. The average head grade was 175 g/t in the fourth quarter of 2010, representing an increase of 7% when compared to the 164 g/t in the third quarter of 2010 and a decrease of 5% when compared to the 184 g/t in the fourth quarter of 2009.

Total production of 328,484 ounces of silver equivalent in the fourth quarter of 2010 was 20% higher than the 273,003 equivalent ounces of silver produced in the third quarter of 2010 and 5% lower than the 344,405 equivalent ounces of silver produced in the fourth quarter of 2009. The equivalent ounces of silver in the fourth quarter of 2010 consisted of 312,360 ounces of silver and 313 ounces of gold. This compares to 260,142 ounces of silver and 198 ounces of gold produced in the third quarter of 2010, and 308,269 ounces of silver and 545 ounces of gold in the fourth quarter of 2009. Silver recovery levels in the fourth quarter of 2010 were 81% compared to 79% in the third quarter of 2010 and 73% achieved in the fourth quarter of 2009.

During the fourth quarter of 2010, a total of 1,364 metres of underground development was completed compared to 1,794 metres in the third quarter of 2010. In addition, 1,925 metres of diamond drilling was completed in the fourth quarter of 2010 compared to 917 metres in the fourth quarter of 2009.

Exploration via short hole drilling into the footwall and hanging wall has shown some success with the discovery of the San Pedro area in 2009. This underground drilling program is continuing and is confirming the presence of structures similar to the San Pedro area which are continually providing additional oxide resources. The surface exploration program which began in 2009 defined the new La Esperanza vein which runs parallel to the Zuloaga vein and has high anomalous samples from 100 to 250 grams per tonne of Ag on surface.

A total of eight holes have been completed of which 6 holes have intersected economic mineralization. This first stage of the diamond drilling was concluded and evaluated during the fourth quarter of 2010. As a result of the diamond drilling program, development of a 500 metres ramp commenced in the fourth quarter, and is expected to be completed during the second quarter of 2011. At that time, diamond drilling will commence to further evaluate the Esperanza vein.

Del Toro Silver Mine, Zacatecas, Mexico
The Del Toro Silver Mine is located 60 km to the southeast of the Company's La Parrilla Silver Mine and consists of 393 contiguous hectares of mining claims plus an additional 129 hectares of surface rights covering the area surrounding the San Juan mine. The Del Toro operation represents the consolidation of two old silver mines, the Perseverancia and San Juan mines, which are approximately one kilometre apart.

The Del Toro Silver Mine is an advanced stage development project that has undergone an aggressive drilling program since 2005 to explore the various areas of interest within the Del Toro property holdings.

In January 2010 the "Change of Use of Land Permit" for a new flotation plant was approved by the SEMARNAT. This permit was the last permit required to commence construction of a new operation. All necessary permits for the construction of a 1,000 tpd flotation mill were granted by the Mexican authorities in the fourth quarter of 2009 and the first quarter of 2010. No immediate plans are in place to commence construction; however, the Company is currently in the final planning stage for a new processing plant at the Del Toro Mine, and anticipates a decision in early 2011.

During the month of September 2010, the Company re-initiated development of an additional 1,000 metre ramp, which is planned to contact the third ore body at a depth of approximately 300 metres. The objective is to collect a bulk sample of approximately 5,000 tonnes and to process this sample through the La Parrilla processing plant for metallurgical test work. This testing will allow the fine tuning and final design of the flow chart for the construction of a new flotation plant. Bulk sampling and development will also help to determine the most optimal mine exploitation method. During the fourth quarter, a total of 197 metres of the ramp was developed and a crosscut of 135 metres was initiated. The crosscut was completed in January 2011 for the purpose of launching a new diamond drill program at depth into the three known ore bodies. This drill program is expected to achieve two main objectives: 1) to speed up the metallurgical testing process as portions of the core will be used for this purpose and 2) to increase the NI 43-101 compliant Resources at depth.

Real de Catorce Silver Project, San Luis Potosi, Mexico
The Real de Catorce Silver Project was acquired in November 2009, through the acquisition of Normabec Mining Resources Ltd. ("Normabec"). As a result of the acquisition of Normabec, the Company owns 100% of the Real de Catorce Silver Project. The Real de Catorce project is located 25 km west of the town of Matehuala in San Luis Potosi State, Mexico. The Real de Catorce property consists of 22 mining concessions covering 6,327 hectares, with historical production of 230 million ounces between 1773 and 1990.

After the acquisition of the historically famous Real de Catorce silver mine, the Company completed all of the necessary transfers of ownership of the mining claims to Normabec's Mexican subsidiary Minera Real de Bonanza, S.A. de C.V. The Company is now preparing a plan to reconfirm the geological information and to map out the future development activities in this very large silver mining district.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2010

In November 2010, the Company agreed to acquire the 3% NSR, the surface rights of the property, the buildings located thereon covering the location of the previous mining operations, and all technical and geological information collected pertaining to the area, in consideration for US$3.0 million. Consideration for the purchase consisted of a cash payment of US$1.05 million and US$1.5 million in shares of the Company (152,798 shares) in November 2010, and US$0.45 million which was paid by January 31, 2011. All payments in cash and shares have now been completed fulfilling the Company's objectives in acquiring all the necessary land and buildings for the Real de Catorce project.

EXPLORATION PROPERTY UPDATES

Jalisco Group of Properties, Jalisco, Mexico
The Company acquired a group of mining claims totalling 5,240 hectares located in various mining districts located in Jalisco State, Mexico. During 2008, surface geology and mapping began with the purpose of defining future drill targets; however, exploration has since been discontinued as the Company focuses its capital investment on other higher priority projects, including the Del Toro Silver Mine and Real de Catorce Silver Project.

In January 2011, the Company entered into a Letter of Intent whereby the Company has agreed to grant an option to acquire up to 90% in the Jalisco Group of Properties (the "Properties") located in the Jalisco State, Mexico. Upon execution of a definitive agreement, expected to take place within 90 days, the optionee will be required to issue 10 million shares of common stock to the Company and spend $3 million over the first 3 years to earn a 50% interest and $5 million over 5 years to earn a 70% interest. In order to obtain a 90% interest, the optionee is required to complete a bankable feasibility study within 7 years. First Majestic will retain a 10% free carried interest and a 2.375% NSR.

SELECTED ANNUAL INFORMATION

	2010 $	2009 $	2008 $	
Revenue	120,765,361	59,510,669	44,324,887	(1)
Mine operating earnings	61,171,416	18,460,952	7,501,632	(2)
Net income (loss)	36,104,945	6,310,225	(5,144,784)	(3)
Earnings (loss) per share - basic	0.39	0.08	(0.07)	
Earnings (loss) per share - diluted	0.37	0.07	(0.07)	
Total assets	321,468,020	251,473,463	231,159,649	(4)
Total long-term liabilities	51,683,161	37,388,527	38,725,621	

(1) During the year ended December 31, 2010, revenue increased by $61.3 million or 103% over 2009. The increase was attributed to increase in silver price and increased production at La Encantada Silver Mine and La Parrilla Silver Mine, resulting in a 62% increase in consolidated production and 53% increase in total ounces sold. During the year ended December 31, 2009, revenues increased by $15.2 million or 34% over 2008 due to increased production at all mines, resulting in an 18% increase in the equivalent ounces of silver sold, reductions in smelting and refining charges and metal deductions that reduced these charges from 21% of gross revenue to 17% of gross revenue and a 7% increase in the average USD/CAD exchange rate.

(2) Mine operating earnings for the year ended December 31, 2010 increased by $42.7 million or 231% compared to 2009. The increase was attributed to $61.3 million or 103% increase in revenue and cost savings from conversion to producing silver concentrate instead silver doré at the La Encantada Silver Mine. Mine operating earnings for the year ended December 31, 2009 increased by $11.0 million or 146% due to an increase of 643,501 equivalent silver ounces sold in 2009 compared to 2008. A $15.2 million increase in net revenue was partially offset by a $3.9 million increase in cost of sales.

(3) Net income or losses in these periods included non-cash stock based compensation expense and future income tax expense. Stock based compensation expense was $4,548,633 for the year ended December 31, 2010, compared to $3,302,780 in 2009 and $3,680,111 in 2008. Future income tax expense in 2010 was $10,459,047, compared to recovery of $3,315,978 in 2009 and $2,055,987 in 2008. During the year ended December 31, 2009, management elected not to proceed with the acquisition of the Cuitaboca Silver Project and accordingly, the investment totalling $2,589,824 was written off. Also during 2009, included in net income was a write-down of marketable securities in the amount of $390,467. There were no such write-downs during the years ended December 31, 2010 and 2008.

(4) During the year ended December 31, 2010, total assets increased by $70.0 million or 28% compared to 2009, which consisted primarily of $35.1 million increase in cash and $15.6 million increase in property, plant and equipment, $13.4 million increase in mineral property interests and $3.0 million increase in future income tax asset. During the year ended December 31, 2009, the $20.4 million increase in total assets consisted primarily of approximately $18.3 million increase in plant and equipment and a $13.7 million increase in mining interests, net of depreciation, depletion and translation adjustments, both of which were offset by a $11.5 million reduction of cash.

The Company has not paid any dividends since incorporation and it presently has no plans to pay dividends.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2010

RESULTS OF OPERATIONS

For the quarter ended December 31, 2010 compared to quarter ended December 31, 2009 and the quarter ended December 31, 2009 compared to quarter ended December 31, 2008:

	For the Quarter Ended December 31,			
	2010 $	2009 $	2008 $	
Gross revenue	42,361,771	21,436,456	11,712,165	(1)
Net revenue	40,118,897	18,374,117	9,106,605	(2)
Cost of sales	13,208,114	8,538,785	8,294,803	(3)
Depreciation, depletion and amortization	2,921,455	1,635,859	1,874,952	(4)
Accretion of reclamation obligation	93,866	106,480	63,547	
Mine operating earnings (loss)	23,895,462	8,092,993	(1,126,697)	(5)
General and administrative	3,874,417	2,432,333	1,795,305	(6)
Stock-based compensation	2,620,431	1,099,386	865,417	(7)
Write-down of mineral properties	-	2,589,824	-	(8)
	6,494,848	6,121,543	2,660,722	
Operating income (loss)	17,400,614	1,971,450	(3,787,419)	(9)
Interest and other expenses	(227,558)	(999,683)	(583,430)	(10)
Investment and other income	1,274,106	531,763	67,363	(11)
Foreign exchange gain (loss)	300,587	523,141	(3,750,504)	(12)
Write-down of marketable securities	-	(390,467)	-	(13)
Income (loss) before taxes	18,747,749	1,636,204	(8,053,990)	
Income tax expense (recovery) - current	383,011	(360,124)	17,742	
Income tax expense (recovery) - future	4,441,476	(496,160)	(2,532,826)	
Income tax expense (recovery)	4,824,487	(856,284)	(2,515,084)	(14)
Net income (loss) for the period	13,923,262	2,492,488	(5,538,906)	(15)
Earnings (loss) per share - basic	0.15	0.03	(0.08)	
Earnings (loss) per share - diluted	0.14	0.03	(0.08)	

1. Consolidated gross revenue (prior to smelting & refining and metal deductions) for the quarter ended December 31, 2010 was $42,361,771 or $25.06 (US$24.74) per ounce compared to $21,436,456 or $18.71 (US$17.72) per ounce for the quarter ended December 31, 2009, for an increase of $20,925,315 or 98%. The increase in the fourth quarter of 2010 is attributable to a 46% increase in equivalent silver ounces produced as the new La Encantada processing plant began commercial sales on April 1, 2010; as well, a 40% increase in average US$ gross revenue per ounce sold in the current quarter compared to the fourth quarter of 2009. The increase in gross revenue was partially offset by the devaluation of the U.S. dollar against the Canadian dollar. Consolidated gross revenue (prior to smelting and refining and metal deductions) for the quarter ended December 31, 2009 was $21,436,456 or $18.71 (US$17.72) per ounce compared to $11,712,165 or $14.15 (US$11.67) per ounce for the quarter ended December 31, 2008 for an increase of $9,724,291, or 83%. The increase in the fourth quarter of 2009 is attributable to a 38% increase in equivalent silver ounces sold and a 32% increase in the average gross revenue per ounce realized.

2. Net revenue for the quarter ended December 31, 2010 increased by $21,744,780 or 118% to $40,118,897 from $18,374,117 in the fourth quarter of 2009, due to the same increases that affected consolidated gross revenue in the fourth quarter of 2010. In addition, lower smelting & refining and metal deduction charges per ounce (5% of gross revenue compared to 14% in the fourth quarter of 2009) contributed to the increase in net revenue in the fourth quarter of 2010. Net revenue for the quarter ended December 31, 2009 increased by $9,267,512 or 102% to $18,374,117, from $9,106,605 in the fourth quarter of 2008, due to the same increases that affected consolidated gross revenue in the fourth quarter of 2009. In addition, lower smelting and refining charges per ounce contributed to the increase in net revenue in the fourth quarter of 2009.

3. Cost of sales increased by $4,669,329 or 55%, to $13,208,114 in the fourth quarter of 2010 from $8,538,785 in the same quarter of 2009. This increase in cost of sales was related to increasing the equivalent silver ounces sold by 48% from the quarter ended December 31, 2009. Cost of sales increased by $243,982 or 3%, to $8,538,785 in the fourth quarter of 2009 from $8,294,803 in the same quarter of 2008. This modest increase in cost of sales was accomplished while increasing the silver equivalent ounces sold by 38% from the quarter ended December 31, 2008. In the fourth quarter of 2009, the Company processed higher grade ore and achieved operational efficiencies including reductions in production costs per tonne and cash costs per ounce relative to 2008 levels.

4. Depreciation, depletion and amortization increased by $1,285,596 or 79% to $2,921,455 in the fourth quarter of 2010 from $1,635,859 in the same quarter of 2009, due primarily to the additional depreciation and amortization which commenced upon the new La Encantada mill entering into commercial stage production effective April 1, 2010. Depletion, depreciation and amortization decreased by $239,093 or 13%, to $1,635,859 in the fourth quarter of 2009 from $1,874,952 in the same quarter of 2008, due to an increase in production from areas outside of reserves at the San Martin Silver Mine.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2010

5. Mine operating earnings increased by $15,802,469 or 195% to $23,895,462 for the quarter ended December 31, 2010, compared to $8,092,993 for the same quarter in the prior year. This is primarily due to the $21,744,780 increase in net revenue, and is offset by the higher cost of sales and depreciation, depletion and amortization expenses during the fourth quarter of 2010. Mine operating earnings increased by $9,219,690 or 818% to $8,092,993 for the quarter ended December 31, 2009 from a mine operating loss of $1,126,697 for the same quarter in the prior year. This is primarily due to the $9,267,512 increase in net revenue.

6. General and administrative expenses for the fourth quarter of 2010 increased by $1,442,084 or 59% compared to the prior year due to higher legal and professional fees, an aggressive investor relations campaign, and an increase in salaries and benefits year over year. General and administrative expenses for the fourth quarter of 2009 increased by $637,028 or 35% compared to the prior year primarily due to increases in office and other expenses of $205,700, salaries and benefits of $152,636 and legal expenses of $116,199.

7. Stock-based compensation for the fourth quarter of 2010 increased by $1,521,045 or 138% compared the same quarter of the prior year. The increase was due to an increase in the Black Scholes fair value of stock options granted as a result of the significant increase in the Company's share price in the current year. Stock-based compensation increased by $233,969 or 27% due to a higher number of new option grants in the fourth quarter of 2009 compared to the fourth quarter of 2008.

8. During the quarter ended December 31, 2009, management elected not to proceed with the acquisition of the Cuitaboca Silver Project and accordingly, the investment totalling $2,589,824 was written off. There was no such write-down in the fourth quarter of 2010 and 2008.

9. Operating income increased by $15,429,164 or 783% to $17,400,614 for the quarter ended December 31, 2010, compared to an operating income of $1,971,450 for the quarter ended December 31, 2009, due to the increase in mine operating earnings associated with higher production levels and higher silver prices. Operating income increased by $5,758,869 or 152% to $1,971,450 for the quarter ended December 31, 2009, from an operating loss of $3,787,419 for the quarter ended December 31, 2008, due to the increase in mine operating earnings.

10. During the quarter ended December 31, 2010, interest and other expenses decreased by $772,125 or 77% to $227,558 compared to $999,683 for the quarter ended December 31, 2009. The decrease was attributed to decrease in interest bearing liabilities, as the Company repaid the long-term portion of its Fideicomiso de Fomento Minero ("FIFOMI") debt facilities in advance during the third quarter of 2010, and later repaid all the current FIFOMI and lead prepayment facilities in the fourth quarter. During the quarter ended December 31, 2009, interest and other expenses included a one-time expense of $484,487 for legal and professional fees associated with a transaction that did not proceed. There was no such expense in the quarter ended December 31, 2008.

11. During the quarter ended December 31, 2010, investment and other income increased by $742,343 or 140% compared to the same quarter in the prior year. The increase is primarily attributed to the realized gain of on silver futures contracts. During the quarter ended December 31, 2009, investment and other income included $445,920 for realized gains on silver futures while this gain was $81,307 in the quarter ended December 31, 2008.

12. The Company experienced a foreign exchange gain of $300,587 in the quarter ended December 31, 2010 compared to a foreign exchange gain of $523,141 in the quarter ended December 31, 2009 due to the devaluation of liabilities and debt facilities denominated in U.S. dollars related to a weakening of the U.S. dollar compared to the Canadian dollar. The Company experienced a foreign exchange gain of $523,141 in the quarter ended December 31, 2009 compared to a foreign exchange loss of $3,750,504 in the quarter ended December 31, 2008 due to the devaluation of net monetary assets denominated in U.S. dollars related to a weakening of the U.S. dollar compared to the Canadian dollar, and a weakening of the Mexican peso relative to the Canadian dollar.

13. During the quarter ended December 31, 2009, management determined that the value of certain investments in marketable securities were permanently impaired and $390,467 of unrealized losses were written down. There was no such write-down in the fourth quarter of 2010 and 2008.

14. During the quarter ended December 31, 2010, the Company recorded an income tax expense of $4,824,487 compared to a recovery of $856,284 in the quarter ended December 31, 2009, and this is reflective of higher earnings and would consist primarily of non-cash future income taxes arising from temporary timing differences and utilization of tax loss carryforwards. During the quarter ended December 31, 2009, the Company recorded an income tax recovery of $856,284 compared to a recovery of $2,515,084 in the quarter ended December 31, 2008, and this is attributed to the recovery of future income taxes arising from the reversal of temporary timing differences and additional tax loss carryforwards compared to 2008.

15. As a result of the foregoing, net income for the quarter ended December 31, 2010 increased 459% to $13,923,262 or basic earnings per share of $0.15 compared to a net income of $2,492,488 or $0.03 per common share in the quarter ended December 31, 2009, for an increase of $11,430,774 compared to the same period in the prior year. As a result of the foregoing, net income for the quarter ended December 31, 2009 was $2,492,488 or $0.03 per common share compared to a net loss of $5,538,906 or $0.08 per common share in the quarter ended December 31, 2008, for an increase of $8,031,394.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2010

For the year ended December 31, 2010 compared to year ended December 31, 2009 and for the year ended December 31, 2009 compared to the year ended December 31, 2008:

	For the Year Ended December 31,			
	2010 $	2009 $	2008 $	
Gross revenue	132,172,887	71,526,074	56,102,459	(1)
Net revenue	120,765,361	59,510,669	44,324,887	(2)
Cost of sales	49,834,491	34,351,853	30,419,415	(3)
Depreciation, depletion and amortization	9,383,782	6,252,774	6,203,363	(4)
Accretion of reclamation obligation	375,672	445,090	200,477	
Mine operating earnings	61,171,416	18,460,952	7,501,632	(5)
General and administrative	10,787,267	8,089,087	7,549,079	(6)
Stock-based compensation	4,548,633	3,302,780	3,680,111	(7)
Write-down of mineral properties	-	2,589,824	-	(8)
	15,335,900	13,981,691	11,229,190	
Operating income (loss)	45,835,516	4,479,261	(3,727,558)	(9)
Interest and other expenses	(1,863,640)	(2,101,862)	(1,372,768)	(10)
Investment and other income	3,022,113	1,129,527	1,180,742	(11)
Foreign exchange gain (loss)	18,030	(36,426)	(3,144,654)	(12)
Write-down of marketable securities	-	(390,467)	-	(13)
Income (loss) before taxes	47,012,019	3,080,033	(7,064,238)	
Income tax expense - current	448,027	85,786	136,533	
Income tax expense (recovery) - future	10,459,047	(3,315,978)	(2,055,987)	
Income tax expense (recovery)	10,907,074	(3,230,192)	(1,919,454)	(14)
Net income (loss) for the year	36,104,945	6,310,225	(5,144,784)	(15)
Earnings (loss) per share - basic	0.39	0.08	(0.07)	
Earnings (loss) per share - diluted	0.37	0.07	(0.07)	

1. Gross revenue (prior to smelting & refining charges, and metal deductions) for the year ended December 31, 2010 was $132,172,887 compared to $71,526,074 for the year ended December 31, 2009, for an increase of $60,646,813 or 85%. Contributing to this increase was a 53% increase in silver equivalent ounces sold from 4,233,703 ounces sold in 2009 to 6,482,637 ounces sold in 2010. Silver prices were higher in 2010 than the comparative period in 2009, however, the stronger Canadian dollar compared to the U.S. dollar offset a portion of the favourable increase in gross revenue as silver shipments are valued in U.S dollars and translated into Canadian dollars for financial statement presentation. The average gross revenue per ounce sold on a consolidated basis was Cdn$20.39 (US$19.79) per ounce for the year ended December 31, 2010, compared to Cdn$16.89 (US$14.79) per ounce for the year ended December 31, 2009. Gross revenue (prior to smelting & refining charges, and metal deductions) for the year ended December 31, 2009 was $71,526,074 compared to $56,102,459 for the year ended December 31, 2008 for an increase of $15,423,615 or 27%. Contributing to this increase was an 18% increase in silver equivalent ounces sold, and a 8% increase in the average Canadian price per ounce of silver. Total equivalent ounces of silver sold for 2009, was 4,233,703 ounces whereas for 2008, the total equivalent ounces of silver sold was 3,590,202 ounces, for an increase of 643,501 equivalent ounces of silver. The average silver price realized in 2009 was $16.89 (US$14.79) while the average silver price realized in 2008 was $15.63 (US$14.66), due to a 7% increase in the average CAD/USD exchange rate for 2009, compared to 2008.

2. Net revenue for the year ended December 31, 2010 increased by $61,254,692 or 103%, from $59,510,669 in 2009 to $120,765,361 in 2010. Smelting and refining charges and metal deductions decreased from 17% to 9% of consolidated gross revenue during the year ended December 31, 2010, compared to the year ended December 31, 2009, and reflects the reductions in smelting & refining charges related to sales of silver doré and precipitates compared to silver concentrates. Net revenue in 2010 also included the incremental revenue of $644,787 from the sale of coins, ingots and bullion to consumers and individual retail investors over the Company's website. Net revenue for the year ended December 31, 2009 increased by $15,185,782 or 34%, from $44,324,887 in the year ended December 31, 2008 to $59,510,669 in the year ended December 31, 2009 due to the same increases that affected consolidated gross revenue in 2009. Net revenue in 2009 also included the incremental revenue of $454,719 from the sales of coins, ingots and bullion to consumers and individual retail investors over the Company's website.

3. Cost of sales increased by $15,482,638 or 45% from $34,351,853 to $49,834,491 for the year ended December 31, 2010. Total equivalent ounces of silver sold for the year ended December 31, 2010 increased 53% to 6,482,637 ounces (commercial production) compared to the year ended December 31, 2009. Cost of sales increased by $3,932,438 or 13% from $30,419,415 to $34,351,853 for the year ended December 31, 2009 due to the 18% increase in the equivalent ounces of silver sold.

4. Depreciation, depletion and amortization increased by $3,131,008 or 50% to $9,383,782 in the year ended December 31, 2010, compared to $6,252,774 in the year ended December 31, 2009. The increase is primarily attributed to additional reserves processed in the year and to depreciation expenses of the new processing plant at the La Encantada mine which achieved commercial production status effective April 1, 2010, which requires the commencement of depreciation and amortization. Also, during 2009, the San Martin Mine extracted less tonnage from Reserves, and more tonnage was extracted from areas outside of Reserves, which had an impact of reducing depletion expense in the same period in 2009. Deprecia-

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2010

tion, depletion and amortization increased by $49,411 or 1%, to $6,252,774 for the year ended December 31, 2009 from $6,203,363 for the year ended December 31, 2008, due to the higher amount of depreciable assets in the current year including assets acquired by capital lease in the fourth quarter of 2008 and in 2009, partially offset by lower depletion at the San Martin mine as less tonnage was extracted from reserves, and more tonnage was extracted from areas outside of reserves.

5. Mine operating earnings increased by $42,710,464 or 231% to $61,171,416 for the year ended December 31, 2010, compared to $18,460,952 for the same period in prior year. This is primarily due to the $61,254,692 increase in net revenue and offset by the higher cost of sales and depreciation, depletion and amortization expense during the year ended December 31, 2010. Mine operating earnings for 2009 increased by 146% to $18,460,952, an increase of $10,959,320, compared to $7,501,632 for 2008, due to an increase in sales volume from 3,590,202 ounces of silver equivalent in 2008 to 4,233,703 ounces in 2009, combined with an increase in sales revenue per ounce from $15.63 (US$14.66) in 2008 to $16.89 (US$14.79) in 2009.

6. General and administrative expenses increased by $2,698,180 or 33% for the year ended December 31, 2010, compared to the same period in the prior year and is primarily attributed to an increase in salaries and benefits due to hiring additional staff, normal rate increases and the introduction of a performance incentive plan. Additional professional and listing fees were incurred during the year associated with the Company listing on the New York Stock Exchange. Legal and professional fees also increased due to trial preparations. General and administrative expenses increased by $540,008 or 7% for the year ended December 31, 2009 compared to the same period in the prior year, primarily due to increases of $315,977 in legal expenses and $230,010 in salaries and benefits.

7. Stock-based compensation increased by $1,245,853 or 38% due to higher Black Scholes fair value attributed to stock options granted during the year. Stock-based compensation decreased by $377,331 or 10% due to fewer new options granted and fewer options vesting in the year ended December 31, 2009.

8. During the year ended December 31, 2009, management elected not to proceed with the acquisition of the Cuitaboca Silver Project and accordingly, the investment totalling $2,589,824 was written off. There was no such write-downs in 2010 and 2008.

9. Operating income increased by $41,356,255 or 923%, from $4,479,261 for the year ended December 31, 2009, to $45,835,516 for 2010. The increase is primarily attributable to the $42,710,464 increase of mine operating earnings. Operating income increased by $8,206,819 or 220%, from an operating loss of $3,727,558 for the year ended December 31, 2008 to operating income of $4,479,261 for the year ended December 31, 2009. This can be directly attributable to the $10,959,320 increase in mine operating earnings.

10. Interest and other expenses decreased by $238,222 or 11% in the year ended December 31, 2010, compared to the prior year and is primarily attributed to reduced interest costs. During 2010, the Company aggressively reduced its interest bearing liabilities and repaid the long-term portion of its FIFOMI debt facilities in advance during the third quarter of 2010, and later repaid all the current FIFOMI and prepayment debt facilities in the fourth quarter. Interest and other expenses increased by $729,094 or 53% to $2,101,862 in the year ended December 31, 2009 compared to $1,372,768 in the year ended December 31, 2008 due to a one-time expense of $484,487 for legal and professional fees associated with a transaction that did not proceed as well as additional interest on capital leases, interest on outstanding property payments relating to the Quebradillas Mine at La Parrilla, interest on debt facilities in place in 2009 and financing cost relating to advance payments on silver shipments.

11. During the year ended December 31, 2010, investment and other income increased over the prior year by $1,892,586 or 168% to $3,022,113 primarily attributed to an increase in realized gains on silver futures contracts.

12. There was a foreign exchange gain of $18,030 for the year ended December 31, 2010, compared to a loss of $36,426 for the year ended December 31, 2009. There was a foreign exchange loss of $36,426 for the year ended December 31, 2009, compared to a loss of $3,144,654 for the year ended December 31, 2008, due to the devaluation of net monetary assets denominated in U.S. dollars related to a weakening of the U.S. dollar compared to the Canadian dollar, and a weakening of the Mexican peso relative to the Canadian dollar.

13. During the year ended December 31, 2009, management determined that the value of certain investments in marketable securities were permanently impaired and $390,467 of unrealized losses were written down. There was no such write-down in 2010 or 2008.

14. During the year ended December 31, 2010, the Company recorded an income tax expense of $10,907,074 compared to a tax recovery of $3,230,192 in the year ended December 31, 2009 and is reflective of earnings and would consist primarily of non-cash future income taxes arising from temporary timing differences and utilization of tax loss carryforwards. In 2009, the recovery was also attributed to a Canadian dollar equivalent of $542,906 for the adjusted tax deductibility of energy expenses which increased the tax loss carryforwards. During the year ended December 31, 2009, the Company recorded an income tax recovery of $3,230,192 compared to $1,919,454 in the year ended December 31, 2008. This is attributed to the recovery of future income taxes arising from the reversal of temporary timing differences and additional tax loss carryforwards compared to 2008. Included in the current recovery is a Canadian dollar equivalent of $542,906 for the adjusted tax deductibility of energy expenses which has increased the tax loss carryforwards.

15. As a result of the foregoing, net income for the year ended December 31, 2010 was $36,104,945 or $0.39 per common share (basic) compared to net income of $6,310,225 or $0.08 per common share in 2009, for an increase of $29,794,720 or 472%, primarily due to the effects of increased production and increased silver prices. As a result of the foregoing, net income for the year ended December 31, 2009 was $6,310,225 or $0.08 per common share (basic) compared to net loss of $5,144,784 or ($0.07) per common share for the year ended December 31, 2008, for an increase of $11,455,009.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2010

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	Quarter	Net sales revenues $	Net income after taxes $	Basic net income per common share $	Diluted net income per common share $	Stock-based compensation (9) $	Note
Year ended December 31, 2010	Q4	40,118,897	13,923,262	0.15	0.14	2,620,431	(1)
	Q3	33,465,565	10,278,772	0.11	0.11	584,059	(2)
	Q2	28,963,285	8,887,116	0.10	0.09	643,964	(3)
	Q1	18,217,614	3,015,795	0.03	0.03	700,179	(4)
Year ended December 31, 2009	Q4	18,374,117	2,492,488	0.03	0.03	1,099,386	(5)
	Q3	13,724,803	1,841,623	0.02	0.02	505,847	(6)
	Q2	13,024,877	1,036,416	0.01	0.01	800,808	(7)
	Q1	14,386,872	939,698	0.01	0.01	896,739	(8)

NOTES:

1. In the quarter ended December 31, 2010, net sales increased by $6,653,332 compared to the prior quarter ended September 30, 2010. The increase was primarily due to the increase in silver price, partially offset by a 9.6% decrease in silver equivalent ounces sold related to a slowdown in the holiday season. Net income after taxes increased $3,644,490 or 35% in the quarter ended December 31, 2010, compared to the quarter ended September 30, 2010, due to $7,025,859 increase in mine operating earnings, which was partially offset by increases in non-cash stock-based compensation and future income tax expenses.

2. In the quarter ended September 30, 2010, net sales increased by $4,502,280 compared to the quarter ended June 30, 2010. The increase was primarily due to a 15% increase, or 245,549 equivalent ounces of silver sold after intercompany eliminations, in the third quarter of 2010 as compared to the second quarter of 2010, and an increase in silver price during the quarter. Net income after taxes increased $1,391,656 or 16% in the quarter ended September 30, 2010, compared to the quarter ended June 30, 2010, mainly due to $3,815,298 increase in mine operating earnings that was partially offset by an increase of $2,112,041 in tax expense and an increase of $1,042,732 in foreign exchange loss compared to the second quarter of 2010.

3. In the quarter ended June 30, 2010, net sales increased by $10,745,671 compared to the quarter ended March 31, 2010 and was primarily due to an increase of 325,185 equivalent ounces of silver sold (after intercompany eliminations) in the second quarter of 2010 compared to the first quarter of 2010. In the first quarter of 2010, pre-commercial sales were not included as equivalent ounces sold but instead were credited to the capitalization of the La Encantada mill expansion project. Net sales and net income was positively affected by an increase of the average gross revenue per ounce realized of $19.58 (US$18.68) in the quarter ended June 30, 2010 compared to $16.89 (US$16.23) in the quarter ended March 31, 2010.

4. In the quarter ended March 31, 2010, net sales revenue was comparable to the quarter ended December 31, 2009. The Company sold an additional 153,097 equivalent ounces of silver (after intercompany eliminations) in the first quarter of 2010 compared to the fourth quarter of 2009; however, the average gross revenue per ounce realized was $16.89 (US$16.23) in the quarter ended March 31, 2010 compared to $18.71 (US$17.72) in the quarter ended December 31, 2009; an average effect of $1.82 per ounce or 10% (not including the $2.3 million profit from pre-commercial sales).

5. In the quarter ended December 31, 2009, net sales revenue increased due to increasing silver prices. The average gross revenue per ounce of silver realized increased to US$17.72 in the quarter ended December 31, 2009, compared to US$15.07 in the prior quarter ended September 30, 2009.

6. In the quarter ended September 30, 2009, net sales revenue increased due to rising prices. The average gross revenue per ounce of silver realized was US$15.07 in the quarter ended September 30, 2009, increasing from US$12.60 in the prior quarter ended September 30, 2009.

7. In the quarter ended June 30, 2009, net sales revenue decreased due to losses on final settlements for which provisional payments had already been received in the prior quarter.

8. In the quarter ended March 31, 2009, a stronger U.S. dollar compared to the Canadian dollar accounted for the increase of revenue. Although silver prices were lower in the first quarter of 2009, the average gross revenue per ounce sold was Cdn$17.52 (US$14.07) per ounce on a consolidated basis for the three-month period ended March 31, 2009. Also contributing to an increase in net sales is $1,194,452 from the sale of coins, ingots and bullion in the three months ended March 31, 2009.

9. Stock-based Compensation - the net income are affected significantly by varying stock based compensation amounts in each quarter. Stock based compensation results from the issuance of stock options in any given period, as well as factors such as vesting and the volatility of the Company's stock, and is a calculated amount based on the Black-Scholes Option Pricing Model of estimating the fair value of stock option issuances.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2010

Revenues In Accordance With Canadian GAAP (expressed in CDN$)

As required by Canadian GAAP, revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver doré bars, and silver concentrates, including associated metal by-products of gold, lead and zinc, after having deducted refining and smelting charges and metal deductions, and after elimination of the intercompany shipments of silver being minted into coins, ingots and bullion products.

The following is an analysis of the gross revenues prior to refining and smelting charges and metal deductions, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per Canadian GAAP in Canadian and US currencies. Gross revenues are divided by shipped ounces of silver to calculate the average realized price per ounce of silver sold.

	Quarter Ended December 31,		Year Ended December 31,	
Revenue Analysis	**2010 $**	**2009 $**	**2010 $**	**2009 $**
MEXICO				
Gross revenues - silver dore bars and concentrates	41,703,650	21,939,708	131,528,100	71,464,014
Less: refining & smelting charges, transportation and other selling expenses	(1,393,346)	(2,207,964)	(7,699,228)	(9,389,935)
Less: metal deductions	(870,619)	(942,613)	(4,173,520)	(2,784,390)
Net revenue from silver dore and concentrates shipments	39,439,685	18,789,131	119,655,352	59,289,689
Equivalent ounces of silver sold	1,680,988	1,154,384	6,514,061	4,248,430
Average gross revenue per ounce sold ($CDN)	24.81	19.01	20.19	16.82
Average exchange rate in the period ($US/$CDN)	1.0128	1.0562	1.0301	1.1420
Average gross revenue per ounce sold ($US)	24.50	17.99	19.60	14.73
CANADA				
Gross revenues - silver coins, ingots and bullion	2,462,568	1,473,358	6,661,640	5,132,099
Equivalent ounces of silver sold, from Mexican production	86,542	74,989	294,424	284,564
Average gross revenue per ounce sold ($CDN)	28.46	19.65	22.63	18.03
Average exchange rate in the period ($US/$CDN)	1.0128	1.0562	1.0301	1.1420
Average gross revenue per ounce sold ($US)	28.10	18.60	21.96	15.79
CONSOLIDATED				
Combined gross revenues - silver dore, concentrates, coins, ingots and bullion	44,166,218	23,413,066	138,189,740	76,596,113
Less: intercompany eliminations	(1,804,447)	(1,976,611)	(6,016,853)	(5,070,039)
Consolidated gross revenues - silver dore, concentrates, coins, ingots and bullion	42,361,771	21,436,455	132,172,887	71,526,074
Less: refining and smelting charges, net of intercompany	(1,374,205)	(2,163,843)	(7,620,841)	(9,310,474)
Less: metal deductions, net of intercompany	(868,669)	(898,495)	(3,786,685)	(2,704,931)
Consolidated net revenue from silver dore, concentrates, coins, ingots and bullion	40,118,897	18,374,117	120,765,361	59,510,669
Equivalent ounces of silver sold (after interco. eliminations)	1,690,741	1,145,562	6,482,637	4,233,703
Average gross revenue per ounce sold ($CDN)	25.06	18.71	20.39	16.89
Average exchange rate in the period ($CDN/$US)	1.0128	1.0562	1.0301	1.1420
Average gross revenue per ounce sold ($US)	24.74	17.72	19.79	14.79
Average market price of per ounce of silver per COMEX ($US)	26.46	17.57	20.18	14.67

At March 31, 2010, the La Encantada mill expansion project had not achieved a commercial stage of production, therefore, sales receipts in the quarter ended March 31, 2010 of $4,718,618 in connection with the sale of 262,403 silver equivalent ounces of precipitates during the pre-operating period were not recorded as sales revenues but instead were recorded as a reduction of capital in the construction in progress account. As at March 31, 2010, total cash receipts of $5,663,086 was in the connection with the sale of 316,680 silver equivalent ounces of precipitates during the pre-operating period since inauguration of the plant. Effective April 1, 2010, the cyanidation plant was fully commissioned and all sales were included in the above table.

LIQUIDITY

At December 31, 2010, the Company had cash and cash equivalents of $40.9 million and working capital of $48.1 million, compared to cash and cash equivalents of $5.9 million and working capital of $4.8 million at December 31, 2009. Cash and cash equivalents increased by $35.1 million as a result of $58.4 million generated from operating activities and $15.3 million proceeds from exercise of options and warrants, offset by $6.9 million expended on debt and capital lease repayments and $34.3 million invested in plant and equipment, and mineral property interests.

During the year ended December 31, 2010, the Company spent $15.8 million on mineral properties and a further $18.6 million on plant and equipment on a cash basis, of which $3.5 million was related to reduction of capital related liabilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2010

In the second half of 2010, the Company fully repaid the balance of FIFOMI loans outstanding, thereby saving ongoing related finance charges of 12.4% and releasing its security and loan guarantees. In December 2010, the Company also repaid all of its outstanding prepayment debt facilities which were bearing an interest rate of LIBOR + 5%.

The Company is accumulating cash in treasury, restoring funds which were consumed during the completion of the La Encantada expansion project, and preparing for additional investment in expansion projects in 2011.

Funds surplus to the Company's short-term operating needs are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

The Company is assessing its long term expansion plans and associated funds requirements. Cash flows from operations were strong at $58.4 million in 2010, and with current silver prices the operational cash flows are expected to remain robust through 2011. Also, at December 31, 2010, there remained 5,142,277 warrants outstanding with an average exercise price of $3.44 which expire in March through September 2011, and which could potentially generate an additional $17.7 million of expansionary capital for the Company in 2011.

From January 1, 2011 through February 24, 2011, $8.2 million has been received from the exercises of options and warrants and 3,152,977 warrants remain outstanding and are available to be exercised for the remainder of 2011. All remaining warrants will expire before the end of September 2011. As the expiring warrants are at exercise prices of $3.50 and $3.50, we anticipate that all will be exercised prior to expiring, potentially adding a further $9.9 million to treasury in 2011.

As at the date of this MD&A, with more than $57 million in treasury and robust cash flows from operations expected through 2011, and significant warrant and option exercises expected in 2011, the Company believes it has sufficient funds to meet current operating and capital requirements, as well as the additional capital requirements of the US$34.9 million expansion at La Parrilla (this includes additional underground development requirements). Should the Company adopt additional expansion plans for the Del Toro mine, or otherwise, the Company would need to consider the funds required relative to the funds available in treasury at such time, including expected cash flows from operations, to determine whether additional sources would be required for those pending additional expansion plans.

2011 PRODUCTION OUTLOOK

This section of the MD&A provides management's production forecasts for 2011. These are forward-looking estimates and subject to the cautionary note regarding the risks associated with relying on forward-looking statements at the beginning of this MD&A.

Production in 2011 is expected to increase from 2010 levels as the new 3,750 tpd La Encantada mill experiences a full year of commercial production and increased recoveries to approximately 60% which are expected to result from a higher proportion of mine ore versus tailings takes effect in the second and third quarters of 2011. Furthermore, the expansion at La Parrilla is anticipated to ramp up in the third quarter from 850 tpd reaching 1,600 tpd by year end.

Estimated production on a mine-by-mine basis for 2011, and associated expected operating costs are included in the following table. These figures are based on existing installed capacity at the Company's operations in the La Encantada and San Martin mines, and increasing capacities at the La Parilla mine for the second half of 2011. Pricing assumptions for equivalent silver production from gold, lead and zinc are provided below the table.

ANTICIPATED OPERATING PARAMETERS	La Encantada	La Parrilla	San Martin	2011 Outlook
Total Tonnes Processed	1,144,125	346,032	252,450	1,742,607
Ag ounces from production	4,414,133	1,947,047	1,153,887	7,515,067
Ag Equivalent Ounces (Au, Pb, Zn)	-	332,200	81,533	413,733
Total Equivalent Ounces Production*	4,414,133	2,279,247	1,235,420	7,928,800
Ag Grade (g/t) Flotation	-	246	-	246
Ag Recovery % Flotation	-	80%	-	80%
Ag Grade (g/t) Cyanidation	200	193	178	196
Ag Recovery % Cyanidation	60%	70%	80%	64%
Lead Concentrate (tonnes)	-	7,815	-	7,815
Zinc Concentrate (tonnes)	-	1,922	-	1,922
Total Cash Costs	$ 6.64	$ 7.44	$ 8.47	$ 7.09
Direct Mining Cost per Silver Ounce	$ 6.09	$ 7.05	$ 8.63	$ 6.73
Direct Mining Cost per Equivalent Silver Ounce	$ 6.09	$ 6.02	$ 8.06	$ 6.38
Direct Mining Cost per tonne	$ 23.51	$ 39.66	$ 39.46	$ 29.03

*Assumptions:
Operating Days   *339*   *331*   *330*
Price of Silver $22.00/oz., Gold $1,300/oz., Lead $1.00/Lb., Zinc $1.00/Lb.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2010

OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2010, the Company had no material off-balance sheet arrangements such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than those disclosed in this MD&A and the consolidated financial statements and the related notes.

RELATED PARTY TRANSACTIONS

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties. During the year ended December 31, 2010, there were no significant transactions with related parties.

PROPOSED TRANSACTIONS

Other than as disclosed herein, the board of directors of the Company is not aware of any proposed transactions involving any proposed assets, businesses, business acquisitions or dispositions which may have an effect on the financial condition, results of operations and cash flows.

MANAGEMENT OF CAPITAL RISK

The Company's objective when managing capital is to maintain its ability to continue as a going concern while at the same time maximizing growth of its business and providing returns on its shareholders' investments. During the year ended December 31, 2010, the Company has chosen to repay all of its debt facilities in advance with cash generated from mining operations. As at December 31, 2010, the Company's capital structure consists only of shareholders' equity, comprising of issued capital, share capital to be issued, contributed surplus, retained earnings (deficit) and accumulated other comprehensive loss.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Company's Board of Directors.

The Company's investment policy is to invest its cash in highly liquid short term interest bearing investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from continuing operations. The Company expects that the capital resources available to it will be sufficient to carry out its development plans and operations for at least the next twelve months, provided there are no materially adverse developments with commodity prices during this period.

FINANCIAL INSTRUMENTS AND RISKS

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk
Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company's credit risk relates primarily to cash and cash equivalents, trade receivables in the ordinary course of business and value added tax and other receivables. The Company sells and receives payment upon delivery of its silver doré and its by-products primarily through two international organizations. Additionally, silver concentrates and related base metal by-products are sold primarily through one international organization with a good credit rating. Payments of receivables are scheduled, routine and received within sixty days of submission; therefore, the balance of overdue trade receivables owed to the Company in the ordinary course of business is not significant. The Company has a Mexican value added tax receivable of $4.6 million as at December 31, 2010, a portion of which is past due. The Company is proceeding through a review process with Mexican tax authorities. However, the Company expects to fully recover these amounts and no allowance has been recorded.

The carrying amount of financial assets recorded in the financial statements represents the Company's maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company's credit risk has not changed significantly from the prior year.

Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements and to support its expansion plans. As at December 31, 2010, the Company has no outstanding debt except for capital leases secured by purchased equipment.

The Company believes it has sufficient cash on hand to meet operating requirements as they arise for at least the next twelve months.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2010

The Company's liabilities have contractual maturities which are summarized in "Contractual Obligations" below.

Currency Risk

Financial instruments that impact the Company's net earnings or other comprehensive income due to currency fluctuations include Mexican peso denominated cash and cash equivalents, accounts receivable, accounts payable and loans payable. The sensitivity of the Company's net earnings and other comprehensive income due to changes in the exchange rate between the US dollar, Mexican peso and the Canadian dollar is included in the table below.

| Balances in CAD$ | December 31, 2010 | | | | |
	Cash and cash equivalents $	Accounts and other receivable $	Accounts and other payables $	Net assets (liabilities) exposure $	Effect of +/- 10% change in currency $
U.S. dollar	23,257,889	2,729,853	(2,391,757)	23,595,984	2,359,598
Mexican peso	53,940	5,494,096	(5,058,803)	489,233	54,359
	23,311,828	8,223,949	(7,450,561)	24,085,216	2,413,957

Commodity Price Risk

Commodity price risk is the risk that movements in the spot price of silver have a direct and immediate impact on the Company's income or the value of its related financial instruments. The Company also derives by-product revenue from the sale of gold and lead, which accounts for less than 5% of the Company's gross revenue. The Company's sales levels are directly dependent on commodity prices that have shown significant volatility and which are beyond the Company's control. The Company uses derivative instruments to hedge its commodity price risk for a short term period, not exceeding one month of production. There were no derivatives outstanding as at December 31, 2010.

As at December 31, 2010, based on unsettled silver ounces sold by the Company that is subject to market price adjustments, a 10% increase or decrease of silver price at December 31, 2010 would result in an increase or decrease, respectively, of our accounts receivable and net revenue by $0.2 million.

Interest Rate Risk

The Company is exposed to interest rate risk on its short term investments. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.

The Company's interest bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time. As at December 31, 2010, with the exception of capital leases, which have fixed interest rates, the Company has no interest bearing financial liabilities.

Based on the Company's interest rate exposure at December 31, 2010, a change of 25 basis points increase or decrease of market interest rate does not have a significant impact in net earnings.

Fair Value Estimation

The Company's financial instruments are comprised of cash and cash equivalents, marketable securities, accounts receivables, other receivables, derivative financial instruments, accounts payable and accrued liabilities and debt facilities.

Marketable securities and derivative instruments are carried at fair value. The fair values of accounts receivable, other receivables, accounts payable and accrued liabilities and debt facilities approximate their carrying value due to the short term nature of these items.

CONTRACTUAL OBLIGATIONS

At December 31, 2010, the Company's liabilities have contractual maturities at carrying values which are summarized below:

| | Payments Due by Period | | | | |
	Total $	Less than 1 year $	1-3 years $	4-5 years $	After 5 years $
Office Lease	289,500	231,600	57,900	-	-
Capital Lease Obligations	3,557,514	1,239,939	1,637,223	680,352	-
Asset Retirement Obligations	6,104,302	-	-	-	6,104,302
Accounts Payable and Accrued Liabilities	12,190,647	12,190,647	-	-	-
Total Contractual Obligations	22,141,963	13,662,186	1,695,123	680,352	6,104,302

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2010

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires companies to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

All of the Company's significant accounting policies and the estimates are included in Note 2 in the annual consolidated financial statements for the year ended December 31, 2010. While all of the significant accounting policies are important to the Company's consolidated financial statements, the following accounting policies and the estimates have been identified as being critical:

- Carrying Values of Property, Plant and Equipment and Other Mineral Property Interests;
- Depletion and Depreciation of Property, Plant and Equipment;
- Asset Retirement Obligations and Reclamation Costs;
- Income Taxes; and
- Stock Based Compensation.

Carrying Values of Property, Plant and Equipment and Other Mineral Property Interests

The Company reviews and evaluates its mineral properties for impairment at least annually or when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. Estimated undiscounted future net cash flows for properties in which a mineral resource has been identified are calculated using estimated future production, commodity prices, operating and capital costs and reclamation and closure costs. Undiscounted future cash flows for exploration stage mineral properties are estimated by reference to the timing of exploration and/or development work, work programs proposed, the exploration results achieved to date and the likely proceeds receivable if the Company sold specific properties to third parties. If it is determined that the future net cash flows from a property are less than the carrying value, then an impairment loss is recorded to write down the property to fair value.

The Company completed an impairment review of its properties at December 31, 2010 and determined there was no impairment to its mineral property interests. The estimates used by management were subject to various risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the Company's investments in mining projects and other mineral property interests.

Depletion and Depreciation of Property, Plant and Equipment

Property, plant and equipment comprise one of the largest components of the Company's assets and, as such, the amortization of these assets has a significant effect on the Company's financial statements. On the commencement of commercial production, depletion of each mining property is provided on the unit-of-production basis using estimated reserves and resources expected to be converted to reserves as the depletion basis. The mining plant and equipment and other capital assets are depreciated, following the commencement of commercial production, over their expected economic lives using the unit-of-production method. Capital projects in progress are not depreciated until the capital asset has been put into operation.

The mineral reserves are determined based on a professional evaluation using accepted international standards for the assessment of mineral reserves. The assessment involves the study of geological, geophysical and economic data and the reliance on a number of assumptions. The estimates of the reserves may change, based on additional knowledge gained subsequent to the initial assessment. This may include additional data available from continuing exploration, results from the reconciliation of actual mining production data against the original reserve estimates, or the impact of economic factors such as changes in the price of commodities or the cost of components of production. A change in the original estimate of reserves would result in a change in the rate of depletion and depreciation of the related mining assets or could result in impairment resulting in a write-down of the assets.

Asset Retirement Obligations and Reclamation Costs

The Company has obligations for site restoration and decommissioning related to its mining properties. The Company, using mine closure plans or other similar studies that outline the requirements planned to be carried out, estimates the future obligations from mine closure activities. Since the obligations are dependent on the laws and regulations of the country in which the mines operate, the requirements could change resulting from amendments in those laws and regulations relating to environmental protection and other legislation affecting resource companies.

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of mining property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of-production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

As the estimate of obligations is based on future expectations, in the determination of closure provisions, management makes a number of assumptions and judgments. The liability is accreted over time to the amount ultimately payable through periodic charges to earnings. The undiscounted amount of estimated cash flows required to settle the Company's estimated obligations is discounted using a credit adjusted risk free rate of 8.5%. The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out. Actual costs incurred in future periods related to the disruption to date could differ materially from the discounted future value estimated by the Company at December 31, 2010.

Income Taxes

Future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the substantively enacted income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

The determination of the ability of the Company to utilize tax loss carry-forwards to offset future income tax payable requires management to exercise judgment and make assumptions about the future performance of the Company.

Management executed a corporate restructuring for tax purposes that became effective January 1, 2008, enabling it on a limited basis to consolidate its tax losses of certain subsidiaries against the taxable incomes of other subsidiaries. Co-incident with the tax consolidation, Mexico introduced an alternative minimum tax known as the IETU, effective January 1, 2008, to attempt to limit certain companies from avoiding paying taxes on their cash earnings in Mexico. Management has reviewed its IETU obligations and its consolidated tax position at December 31, 2010, and management assessed whether the Company is "more likely than not" to benefit from these tax losses prior to recording a benefit from the tax losses.

In December 2009, Mexico introduced tax consolidation reform tax rules which, effective January 2010, would require companies to begin the recapture of the benefits of tax consolidation within five years of receiving the benefit, and phased in over a five year period. First Majestic's first tax deferral benefit from consolidation was realized in 2008, and as such the benefit of tax consolidation would be recaptured from 2013 to 2018. Numerous companies in Mexico are challenging the legality of these regressive tax reforms. It is unlikely that the outcome of these challenges will be determinable for several years.

Other changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

Stock-Based Compensation

The Company uses the Black-Scholes Option Pricing Model. Option pricing models require the input of subjective assumptions including the expected price volatility. Changes in the input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide an accurate single measure of the actual fair value of the Company's stock options granted during the year.

FUTURE ACCOUNTING CHANGES

INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

In February 2008, the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards ("IFRS") for fiscal years beginning on or after January 1, 2011. The Company will issue its first annual and interim consolidated financial statements prepared under IFRS for its fiscal year ended December 31, 2011 and three months ended March 31, 2011, respectively, with restatement of comparative information presented.

The Company has developed an IFRS changeover plan which addresses the key areas such as accounting policies, financial reporting, disclosure controls and procedures, information systems, education and training and other business activities.

The Company commenced its IFRS conversion project during the fourth quarter of 2009 and has established a conversion plan and an IFRS project team. The IFRS conversion project is comprised of three phases: i) project planning, scoping and preliminary impact analysis; ii) detailed diagnostics and evaluation of financial impacts, selection of accounting policies, and design of operational and business processes; and iii) implementation and review.

The Company is in the final phase of its conversion plan and has completed:
- a detailed analysis of the standards, including the evaluation of policy choices for those standards that may have an impact on its financial statements, business processes and systems
- IFRS accounting policies and disclosure controls and procedures have been reviewed and approved
- quantification of financial statement impacts and finalization of our opening balance sheet as at January 1, 2010 is in progress
- the implementation of changes to the reporting and system processes to support preparation of the IFRS is in progress

Management has made significant progress in quantifying the financial statement impact of key differences between the Company's current accounting policies under Canadian GAAP and those it expects to apply in preparing its first set of IFRS financial statements. Although certain material differences have been quantified, some uncertainty exists regarding other unquantified differences. These uncertainties are currently under review and will be addressed prior to the release of the March 31, 2011 quarterly financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2010

For the purpose of the opening balance sheet as at January 1, 2010, the Company anticipates recording material adjustments to amounts previously reported in its consolidated financial statements prepared in accordance with Canadian GAAP.   The most significant adjustments are the following:

    (i)   a decrease of total assets by approximately $55 million, attributed to:

        (a)   a decrease of approximately $51 million related to the Company's measurement of its mining interests at fair value as deemed cost on January 1, 2010 using a discounted cash flow model under IFRS compared to Canadian GAAP which determines fair value based on undiscounted cash flows;

        (b)   a decrease in the carrying value of the Company's mining interests of approximately $4 million relating to an acquisition of assets completed in prior years for which the deferred tax liability and the related increase in the carrying value of the assets would not have been recorded under IFRS.

    (ii)   a decrease of total liabilities by approximately $20 million relating to the tax impact of the above adjustments. The Company is currently completing its analysis of the impact of the conversion to IFRS on its deferred income taxes which may further impact the total adjustment recorded.

The Company is currently finalizing the quantification of its remaining differences between Canadian GAAP and IFRS for the purposes of its interim consolidated financial statements for the three months ending March 31, 2011. The Company is continuing to monitor developments in standards and interpretations of standards and industry practices. Due to anticipated changes to IFRS and International Accounting Standards prior to the adoption of IFRS, management's plan is subject to change based on new facts and circumstances that arise. Management expects to complete its first interim consolidated financial statements prepared under IFRS for the quarter ended March 31, 2011 with no significant issues or delay.

The following list, though not exhaustive, identifies some of the changes in key accounting policies due to the adoption of IFRS:

Standards	Difference from GAAP	Potential Impact
First time Adoption of IFRS (IFRS 1)	IFRS 1 provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions in certain areas to the general requirement for full retrospective application of IFRS. With regards to the IFRS transition, the Company continues to analyze the optional exemptions available under IFRS 1.	The adoption of certain exemptions will impact the January 1, 2010 opening balance sheet adjustments. The effect of the adoption of these exemptions are discussed in the relevant sections below.
Property, Plant and Equipment (IAS 16)	IFRS provides a policy choice for entities to either apply the historical cost model or revaluation model in valuing property, plant and equipment ("PPE"). IFRS 1 provides an optional exemption on first-time adoption to measure an item of PPE at the date of transition to IFRS at its fair value and use that fair value as deemed cost. IFRS requires all significant components of PPE to be amortized according to their individual useful lives as determined in accordance with IFRS.	The Company has elected to apply the historical cost model to measure its property, plant and equipment at historical cost. The Company has elected to apply this IFRS 1 exemption to an item of property, plant and equipment subject to previous GAAP revaluation at the date of transition to IFRS. The Company does not expect the impact of componentization of PPE to have a material effect on its consolidated financial statements.
Impairment of Long-lived Assets (IAS 36)	IFRS requires the assessment of asset impairment to be based on comparing the carrying amount to the recoverable amount using discounted cash-flows while GAAP only requires discounting if the carrying value of assets exceeds the undiscounted cash flows. This may result in impairments under IFRS where they do not exist under GAAP. IFRS also requires the reversal of any previous asset impairments, excluding goodwill, where circumstances have changed. GAAP prohibits the reversal of impairment losses.	The Company does not expect to have an impairment of long-lived asset on its opening balance sheet.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2010

Asset Retirement Obligations (IAS 37)	IFRS differs from GAAP in both the recognition and measurement of asset retirement obligations. Differences include the basis of estimation for undiscounted cashflows, the discount rate used, the frequency of liability remeasurement, and recognition of a liability when a constructive obligation exists.	The Company expects to record an increase in its asset retirement obligations under IFRS, primarily as a result of the application of a lower current discount rate to the estimated future cash flows.
	IFRS 1 provides an option exemption for first-time adopters to use a short-cut method to calculate the opening depreciated cost of the asset relating to the asset retirement obligation under IFRS, instead of recalculating the asset since its inception date.	The Company has elected to apply this IFRS 1 exemption to recalculate the effect of IAS 37.
Income Taxes (IAS 12)	IFRS does not allow recognition of deferred taxes for acquisition of assets that do not qualify as business combination. There is no similar prohibition under GAAP.	Deferred tax liabilities related to the Company's previous asset acquisitions that did not qualify as business combination may be derecognized at transition.
Functional Currency (IAS 21)	IFRS IAS 21 requires the Company to determine the translation differences in accordance with IFRS from the date on which a subsidiary was formed or acquired.	IFRS 1 provides an exemption that allows a Company to reset its cumulative translation account to zero at the date of transition, with the balance being transferred to opening retained earnings.
Business Combinations (IFRS 3)	Under GAAP, the new HB section 1582 is effective January 1, 2011 and early adoption is permitted. This standard converges Canadian Standard with IFRS 3.	Early adoption of HB section 1582 is permitted, and the Company adopted this section effective January 1, 2010. Therefore, the adoption of this standard has no impact on the Company's consolidated financial statements.
	IFRS 1 provides an optional exemption for first-time adopters to select any date on or before the IFRS transition date to adopt IFRS 3.	The Company has elected to adopt the IFRS 1 exemption to apply IFRS 3 only on a prospective basis effective January 1, 2010.
Leases (IAS 17)	IFRS classifies leases as either financing or operating leases and classification depends on whether substantially all of the risks and rewards incidental to ownership of a leased asset have been transferred from the lessor to the lessee, and is made at the inception of the lease. There are no quantitative thresholds similar to GAAP.	The Company does not expect the adoption of this standard to have an effect on the Company's consolidated financial statements.
Borrowing Costs (IAS 23)	IAS 23 does not allow the expensing of borrowing costs, to the extent they are directly attributable to acquisition, production and construction of a qualifying asset. IFRS1 provides an option exemption for first-time adopters to select any date on or before the IFRS transition date to adopt IAS23.	The Company has elected to adopt the IFRS 1 exemption to apply IAS23 only on a prospective basis effective January 1, 2010. The Company does not expect this standard to have an effect on its opening balance sheet.
Stock-based Compensation (IFRS 2)	IFRS requires the fair value of stock options to be recognized using the graded vesting method, whereas Canadian GAAP allows the straight-line method or the graded vesting method to be used.	The Company does not expect the adoption of this standard to have a material effect on the aggregate fair value of stock options. However, the graded vesting method is expected to result in the majority of stock option value being recognized upfront.
	An optional exemption is available under IFRS 1, where first-time adopter is not required to apply IFRS 2 to share-based payments that vested before the date of transition of January 1, 2010.	The Company has elected to adopt the IFRS 1 exemption to avoid retrospective application of IFRS 2 for stock options that vested prior to January 1, 2010.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2010

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. The Company's officers and management are also responsible for establishing and maintaining disclosure controls and procedures for the Company. These disclosure controls and procedures are designed to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.

Management has been remediating internal controls during 2010 and is proceeding on a course of strengthening internal controls in accounting systems in Mexico and Canada. The risk of material error is mitigated by extensive management reviews of financial and operating reports, account reconciliations and analyses in both Mexico and Canada. Sufficient progress on management's remediation plan has been achieved during 2010, although management expects to continue to tighten internal controls for the remainder of 2011 to ensure compliance with Sarbanes Oxley requirements and to prepare for internal control audit attestation for 2011.

Based upon the recent assessment of the effectiveness of the internal control over financial reporting and disclosure controls and procedures, including consideration of detailed analyses by supervisory personnel to mitigate any exposure or weaknesses, the Company's Chief Executive Officer and Chief Financial Officer have concluded that there are weaknesses in Mexico, however these are compensated by head office supervisory controls and as a result management has concluded that there are no material unmitigated weaknesses, and the design and implementation of internal control over financial reporting and disclosure controls and procedures were effective as at December 31, 2010.

OTHER MD&A REQUIREMENTS

Additional information relating to the Company may be found on or in:
- SEDAR at www.sedar.com,
- the Company's Annual Information Form,
- the Company's audited consolidated financial statements for the year ended December 31, 2010.

CORPORATE INFORMATION

BOARD OF DIRECTORS AND OFFICERS

Robert McCallum, B.Sc., P.Eng. [1,3]
Chairman & Director

Keith Neumeyer
President, Chief Executive Officer and Director

Ramon Davila, Ing., M.Sc. Eng.
Chief Operating Officer and Director

Raymond Polman, B.Sc. (Econ), CA
Chief Financial Officer

Connie Lillico, B.A.
Corporate Secretary

Douglas Penrose, CA [1,3]
Director

Tony Pezzotti [1,2]
Director

David A. Shaw, Ph.D [2,3]
Director

Robert (Bob) Young, P.Eng. [2]
Director


FIRST MAJESTIC

AG LISTED NYSE

FR LISTED ON TMX

CORPORATE HEADQUARTERS

Suite 1805 - 925 West Georgia Street
Vancouver, B.C. Canada V6C 3L2
Telephone 604.688.3033
Fax 604.639.8873
Toll Free 1.866.529.2807
info@firstmajestic.com
www.firstmajestic.com

INVESTOR RELATIONS CONTACT

info@firstmajestic.com
Telephone 604.688.3033
Toll Free 1.866.529.2807 (North America only)

Jill Anne Arias, Dipl. T (Marketing)
Vice President of Marketing,
& Executive Assistant

Todd Anthony, MBA
Investor Relations Manager

BULLION SALES

Christina Stone, *Bullion Manager*
sales@firstmajestic.com

STOCK TRANSFER AGENT

Computershare Trust Company of Canada
510 Burrard Street, 3rd Floor
Vancouver, B.C. Canada V6C 3B9
Telephone 604-661-9400
Fax 604-661-9401

LEGAL ADVISORS

McCullough O'Connor Irwin LLP
Suite 2610, Oceanic Plaza
1066 West Hastings Street
Vancouver, B.C. Canada V6E 3X1

INDEPENDENT AUDITORS

Deloitte & Touche LLP
P.O. Box 49279, Four Bentall Centre
2800 – 1055 Dunsmuir Street
Vancouver, B.C. Canada V7X 1P4

ANNUAL GENERAL MEETING

Date: Thursday, May 19, 2011
Time: 10:00 am
Terminal City Club
837 West Hastings Street
Vancouver, B.C. Canada V6C 1B6

MARKET INFORMATION

Trading Symbols:
TSX: FR
NYSE: AG
FSE: FMV

1. Audit Committee. 2. Human Resources, Compensation and Nominating Committee. 3. Corporate Governance Committee

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FIRST MAJESTIC
SILVER CORP.

WWW.FIRSTMAJESTIC.COM